UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2021

ADTRAN, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-24612	63-0918200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 Explorer Boulevard Huntsville, Alabama	35806-2807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (256) 963-8000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, Par Value $0.01	ADTN	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On August 30, 2021, ADTRAN, Inc., a Delaware corporation (“ADTRAN”), and ADVA Optical Networking SE, a European stock corporation incorporated under the laws of the European Union and Germany (“ADVA”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which both companies agreed to combine their respective businesses and each become subsidiaries of a new holding company, Acorn HoldCo, Inc., a Delaware corporation and currently a wholly-owned direct subsidiary of ADTRAN (“Acorn HoldCo”).

Under the terms of the Business Combination Agreement, Acorn MergeCo, Inc., a newly formed Delaware corporation and wholly-owned direct subsidiary of Acorn HoldCo (“Merger Sub”), will merge with and into ADTRAN, with ADTRAN surviving the merger (the “Merger”) as a wholly-owned direct subsidiary of Acorn HoldCo (the “surviving corporation”). Pursuant to the Merger, each outstanding share of common stock of ADTRAN will be converted into the right to receive one share of common stock of Acorn HoldCo. Acorn HoldCo will also make a public exchange offer to exchange each issued and outstanding no-par value bearer share of ADVA, pursuant to which each ADVA share tendered and accepted for exchange will be exchanged for 0.8244 shares of common stock of Acorn HoldCo (the “Exchange Offer”, and together with the Merger, the “Business Combination”). Upon completion of the Business Combination, and assuming that all of the outstanding ADVA shares are exchanged in the Exchange Offer, former ADTRAN stockholders and former ADVA shareholders will own approximately 54% and 46%, respectively, of the outstanding Acorn HoldCo shares.

Acorn HoldCo will apply to admit its shares to listing and trading on The NASDAQ Global Select Market (“NASDAQ”) and will apply to admit its shares to listing and trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard) (trading in euros).

The Business Combination Agreement was unanimously approved by the Board of Directors of ADTRAN and by the supervisory board and management board of ADVA. The consummation of the Business Combination is subject to customary closing conditions, including, among others, (i) adoption of the Business Combination Agreement by holders of a majority of the outstanding shares of ADTRAN common stock, (ii) the tender in the Exchange Offer of at least 70% of the outstanding ADVA shares, (iii) the declaration of effectiveness by the U.S. Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 for the Acorn HoldCo shares to be issued in the Merger and the Exchange Offer, with no stop order in effect or being sought with respect thereto, (iv) receipt of certain antitrust and foreign direct investment regulatory approvals for the transaction (the “regulatory condition”) and (vi) the absence of any law, regulation, administrative act, injunction, temporary restraining order or preliminary or permanent injunction or other order issued by any governmental entity in any relevant jurisdiction prohibiting or making illegal (a) the consummation of the Exchange Offer or the Merger or (b) the ownership of ADVA shares or shares of the surviving corporation by Acorn HoldCo.

ADTRAN’s obligation to consummate the Business Combination is also subject to certain additional customary conditions, including (i) the absence of a Target Material Adverse Change for ADVA, as defined in the Business Combination Agreement, (ii) the absence of the violation of law by ADVA related to bribery, corruption or export sanctions, (iii) the absence of an increase or decrease in ADVA’s share capital of more than 1%, subject to certain exceptions and the absence of a loss in the amount of half or more of ADVA’s share capital and (iv) the absence of any insolvency proceedings against ADVA or circumstances requiring the opening of insolvency proceedings. Except for the regulatory condition, all conditions to the Business Combination must be satisfied on or prior to the end of the acceptance period for the Exchange Offer. The regulatory condition may remain outstanding for up to twelve months following the end of the acceptance period.

Each of ADTRAN and ADVA has agreed to various customary covenants and agreements, including covenants by ADTRAN and ADVA to conduct their respective businesses in the ordinary course consistent with past practice during the period between the execution of the Business Combination Agreement and the closing of the Business Combination and not to engage in certain kinds of transactions during this period. ADVA has also agreed to a non-solicitation covenant restricting its ability to solicit or enter into discussions or negotiations concerning proposals relating to alternative business combination transactions (subject to certain negotiated exceptions detailed in the Business Combination Agreement).

The Business Combination Agreement may be terminated by each of ADTRAN and ADVA under certain circumstances, including if (i) the Exchange Offer lapses as a result of non-satisfaction of the conditions to the Exchange Offer, (ii) the Exchange Offer is not settled by the date that is twelve months following the end of the acceptance period or (iii) the other party violates its material obligations under the Business Combination Agreement and the violation is not cured within thirty business days following notice thereof. The Business Combination Agreement provides for customary termination rights for ADVA, including if (i) the consideration offered in the Exchange Offer is lower than the amount agreed to in the Business Combination Agreement, (ii) the Exchange Offer contains closing conditions that differ (in anything other than de minimis respects) from the closing conditions specified in the Business Combination Agreement, (iii) ADTRAN’s intentions with respect to the strategy of ADTRAN in the approved Exchange Offer document are materially different than those set forth in the Business Combination Agreement or (iv) a superior offer (as defined in the Business Combination Agreement) has been published by a third party, Acorn HoldCo does not match the terms of such offer within ten business days and the management board and supervisory board of ADVA are entitled to support the superior offer under the provisions in the Business Combination Agreement. The Business Combination Agreement also provides for customary termination rights for ADTRAN, including if (i) the management board and/or supervisory board of ADVA does not recommend that the shareholders of ADVA accept the Exchange Offer in its reasoned statement supporting the Exchange Offer, withdraws such statement or amends such statement in a way that could adversely affect the consummation of the Exchange Offer, (ii) a superior offer has been settled or (iii) between the date of the Business Combination Agreement and the publication of the Exchange Offer document, there occurs a Target Material Adverse Change for ADVA, as defined in the Business Combination Agreement, or there is a violation of law by ADVA related to bribery, corruption or export sanctions.

The Business Combination Agreement also provides that following the consummation of the Business Combination, Acorn HoldCo’s board of directors will consist of nine members, including six members of the current ADTRAN board of directors, Thomas Stanton, H. Fenwick Huss, Gregory J. McCray, Balan Nair, Jacqueline H. Rice and Kathryn A. Walker, and three directors designated for appointment by ADVA, Brian Protiva, chief executive officer of ADVA, Nikos Theodosopoulos, chairman of ADVA’s supervisory board and Johanna Hey, vice chairwoman of ADVA’s supervisory board. Mr. Protiva will also be the executive vice chairman of the board of directors of Acorn HoldCo. Thomas Stanton, ADTRAN’s chairman and chief executive officer, will be the chairman and chief executive officer of Acorn HoldCo, and Michael Foliano, ADTRAN’s chief financial officer, will be the chief financial officer of Acorn HoldCo. At the closing of the Business Combination, Acorn HoldCo will appoint Christoph Glingener, ADVA’s chief technology officer, as chief technical officer of Acorn HoldCo. Following the consummation of the business combination, the name of Acorn HoldCo will be changed to “ADTRAN Holdings, Inc.”

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Irrevocable Undertaking

Acorn HoldCo has received an irrevocable undertaking (the “Irrevocable Undertaking”) from EGORA Holding GmbH and Egora Investments GmbH (collectively, the “Supporting Shareholders”) to validly accept the Exchange Offer with respect to 7,000,000 shares held by them (the “Relevant Shares”), representing 13.7% of the share capital of ADVA. The Irrevocable Undertaking includes other customary provisions, including certain restrictions on the Supporting Shareholders from disposing of the Relevant Shares.

The foregoing description of the Irrevocable Undertaking does not purport to be complete and is qualified in its entirety by reference to the Irrevocable Undertaking, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On August 30, 2021, ADTRAN and ADVA issued a joint press release and investor presentation and Acorn HoldCo issued an announcement of the decision to make a voluntary public takeover offer in connection with their entry into the Business Combination Agreement. A copy of the press release, the investor presentation and the announcement are attached as Exhibit 99.1, 99.2 and 99.3 respectively to this Current Report on Form 8-K and are incorporated into this Item 7.01 by reference.

ADTRAN is furnishing the information in this Item 7.01 and in Exhibits 99.1, 99.2 and 99.3 to comply with Regulation FD. The information contained in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information For Investors And Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the Merger of ADTRAN and Merger Sub, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA. Acorn HoldCo is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at www.acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at www.acorn-offer.com.

Certain Information Regarding Participants

ADTRAN and Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed Business Combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed Business Combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated Business Combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated Business Combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the ability to successfully complete the proposed Business Combination; regulatory or other limitations imposed as a result of the proposed Business Combination; the success of the business following the proposed Business Combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the Business Combination Agreement or that the requisite number of ADVA shares may not be tendered in the public exchange offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed Business Combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed Business Combination; the risk that the announcement or consummation of the proposed Business Combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated Business Combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated Business Combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed Business Combination may not be satisfied; a regulatory approval that may be required for the proposed Business Combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed Business Combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed Business Combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed Business Combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this report:

2.1	Business Combination Agreement, dated August 30, 2021, by and among ADTRAN, Inc., Acorn HoldCo, Inc., Acorn MergeCo, Inc. and ADVA Optical Networking SE.

2.2	Irrevocable Undertaking, dated August 30, 2021, by and among Acorn HoldCo, Inc., EGORA Holding GmbH and Egora Investments GmbH.

99.1	Press release, dated August 30, 2021.

99.2	Investor presentation, dated August 30, 2021.

99.3	Acorn HoldCo, Inc. announcement of the decision to make a voluntary public takeover offer, dated August 30, 2021.

104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc.
(Registrant)

Date: August 30, 2021	By:	/s/ Michael Foliano
	Name:	Michael Foliano
	Title:	Senior Vice President of Finance and Chief Financial Officer

Exhibit 2.1

Execution Version

Date: August 30, 2021

BUSINESS COMBINATION AGREEMENT

regarding the business combination of

ADTRAN, INC.,

ACORN HOLDCO, INC.,

ACORN MERGECO, INC.

and

ADVA OPTICAL NETWORKING SE

Business Combination Agreement

by and among

(1)	ADVA Optical Networking SE, a company organized and existing under the laws of Germany, Märzenquelle 1-3, 98617 Meiningen OT Dreißigacker

– the “Company” –

(2)	Acorn HoldCo, Inc., a Delaware corporation,

– “the Bidder” –

(3)	Acorn MergeCo, Inc., a Delaware corporation,

–“Merger Sub” –

and

(4)	ADTRAN, Inc., a Delaware corporation,

– “Acorn” –

– the Company, the Bidder, Merger Sub and Acorn individually a “Party” and collectively, the “Parties”

TABLE OF CONTENTS

1	Definitions	10

2	Structure of the Business Combination	10

3	Disclosure Documents	11

4	Announcement, Press Statements, Extension of Filing Period	14

5	Launch of the Exchange Offer	15

6	The Merger	22

7	Effect of the Merger on Acorn Shares, Acorn Options and Equity Awards	24

8	Delivery of Merger Consideration; Procedures for Surrender	27

9	Support of the Exchange Offer by the Company, Shareholders’ Approval of the Merger and mutual actions to support the Transaction	31

10	Reasoned Statement by the Company’s Corporate Bodies on the Exchange Offer	34

11	Covenants	36

12	Business Strategy	40

13	Composition of Boards and Senior Management Team of the Bidder	40

14	Headquarters; Reporting	42

15	Conduct of Sensitive Business in Germany and Europe	43

16	Workforce and Employees	43

17	Name	44

18	Corporate Measures	44

19	Approval by Corporate Bodies	44

20	General Cooperation Principles regarding Regulatory Clearances	45

21	Effectiveness, Term and Termination	48

22	Assignment, No Third Party Rights, Costs	49

23	Notices	50

24	Governing Law, Dispute Resolution	51

25	Miscellaneous	51

TABLE OF ANNEXES

Annex 4.1.1	Offer Announcement

Annex 4.1.2	Ad hoc Announcement

Annex 4.2	Press Release

Annex 4.6	Communication plan for customers and employees

Annex 5.2.3(j)(2)(i)	EBITDA

Annex 5.2.7	Intentions of the Bidder

Annex 6.7	Bidder’s Amended and Restated Certificate of Incorporation and Bylaws

Annex 13.1.2	Registration Statement Consent

LIST OF DEFINITIONS

A

Acceptance Period	Section 5.2.2
Acorn	Parties Section
Acorn Board	Preamble (H)
Acorn Book-Entry Share	Section 7.2
Acorn Certificate	Section 7.2
Acorn Eligible Shares	Section 7.1
Acorn Equity Awards	Section 7.10
Acorn Equity Plans	Section 7.6
Acorn Excluded Shares	Section 7.1
Acorn Group	Preamble (B)
Acorn Option	Section 7.6
Acorn PSU	Section 7.8
Acorn Restricted Stock Award	Section 7.9
Acorn RSU	Section 7.7
Acorn Shareholders’ Approval	Preamble (L)
Acorn Shares	Preamble (B)
Acorn Special Shareholders’ Meeting	Preamble (L)
Affiliate	Section 1.2.3
Agreement	Preamble (F)
AktG	Section 9.8.5
Alpine	Preamble (A)
Alpine Group	Preamble (A)
Alpine Option	Section 16.3
Alpine Shareholders	Section 3.1
Alpine Shares	Preamble (A)
Anchor Shareholder	Preamble (M)
ANS	Section 15.2
Applicable Disclosure Law	Section 3.5
Australian FIRB Clearance	Section 5.2.3(g)
AWG	Section 5.2.3(e)
AWV	Section 5.2.3(e)
AWV Clearance	Section 5.2.3(e)

B

Bidder	Parties Section
Bidder Board	Preamble (I)
Bidder Option	Section 7.6
Bidder Restricted Stock Award	Section 7.9
Bidder RSU	Section 7.7
BMWi	Section 5.2.3(e)
Bundeskartellamt	Section 5.2.3(d)
Business Combination	Preamble (E)
Business Day	Section 1.2.1

C

Certificate of Merger	Section 6.6
CFIUS	Section 5.2.3(i)(1)
CFIUS Clearance	Section 5.2.3(i)(2)
Closing	Section 6.4
CMA	Section 5.2.3(d)
Code	Section 5.2.8
Combined Group	Section 14.3
Company	Parties Section
Competing Offer	Section 9.6
Confidentiality Agreement	Section 25.1

D

DGCL	Preamble (E)
Disclosure Documents	Section 3.3
Divestiture	Section 20.3
DPA	Section 5.2.3(i)(1)
DTC	Section 8.2

E
Effective Time	Section 6.6
End Date	Section 2.1
Equity Securities	Section 11.1(c)
Exchange Act	Section 1.2.4
Exchange Agent	Section 6.1
Exchange Fund	Section 8.1
Exchange Offer	Preamble (E)
Exchange Ratio	Section 5.2.1

F
Foreign Investment Clearance Certificate	Section 5.2.3(e)

G
German Prospectus Rules	Section 3.3
Governing Documents	Section 3.1
GWB	Section 5.2.3(d)

H
Holdco Shares	Preamble (C)

L
Letter of Transmittal	Section 8.2

M
Management Board	Preamble (G)
MAR	Section 4.1.2
Material Compliance Violation	Section 5.2.3(k)
Merger	Preamble (E)
Merger Consideration	Section 7.1
Merger Control Clearances	Section 5.2.3(d)
Merger Sub	Parties Section
Modification in Recommendation	Section 9.9

N
NASDAQ	Preamble (B)
Neutral Expert	Section 5.2.4
No Prohibition or Illegality	Section 5.2.3(m)
NS&I Act	Section 5.2.3(f)
NS&I Act Approval	Section 5.2.3(f)

O
Offer Announcement	Section 4.1.1
Offer Conditions	Section 5.2.3
Offer Consideration	Section 5.2.1
Offer Document	Section 3.3
Offer Value	Section 5.2.1
Offer Value Determination Date	Section 5.2.1

P
Parties	Parties Section
Party	Parties Section
Person	Section 8.3.3
Pro-forma Financial Statements	Section 3.6
Pro-Forma Operating Income	Section 5.2.3(j)(2)(i)
Proxy Statement/Prospectus	Section 3.1

R
Reasoned Statement	Section 10.1, Section 4.5
Registration Statement	Section 3.1
Registration Statement Condition	Section 5.2.3(b)
Regulatory Authority	Section 20.6
Regulatory Clearances	Section 20.1
Remedy	Section 20.3

S
SEC	Section 1.2.6
Securities Act	Section 1.2.5
Senior Management Team	Section 13.2
Shareholders’ Approval Condition	Section 5.2.3(c)
Spain FDI Clearance	Section 5.2.3(h)
Subsidiary	Section 1.2.2
Superior Offer	Section 9.7.2
Supervisory Board	Preamble (G)
Surviving Corporation	Section 6.2

T
Takeover Law	Section 3.3
Target Material Adverse Change	Section 5.2.3(j)(2)(ii)
Transaction	Preamble (E)
Treasurer	Section 5.2.3(g)

V
VWAP	Section 1.2.7

W
WpÜG	Preamble (E)

Preamble

(A)

The Company is a societas europaea (SE) incorporated under the laws of Germany and the European Union, having its corporate seat in Meiningen, Germany, and its registered office at Märzenquelle 1-3, Meiningen registered with the commercial register (Handelsregister) at the Local Court (Amtsgericht) of Jena under HRB number 508155 (“Alpine” together with its Subsidiaries from time to time, hereinafter referred to as “Alpine Group”). The Company’s share capital amounts to EUR 51,097,512 and is divided into 51,097,512 no-par value bearer shares (auf den Inhaber lautende Stückaktien - all shares issued by the Company from time to time the “Alpine Shares”). The Alpine Shares are listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (ISIN: DE0005103006). The Alpine Shares are also traded on the Tradegate Exchange and on the open market (Freiverkehr) of the stock exchanges in Berlin, Düsseldorf, Hamburg, Hannover, München and Stuttgart. The Company does not hold treasury shares.

The Alpine Group is an international leading provider of innovative network solutions to network operators (private enterprises, communication services providers and internet content providers), focusing on solutions for cloud access, cloud interconnect and network synchronization.

(B)

Acorn is a company incorporated under the laws of the State of Delaware, USA, having its headquarters in Huntsville, Alabama, USA (“Acorn” together with its Subsidiaries from time to time, hereinafter referred to as “Acorn Group”). As of the date of this Agreement, Acorn has a total of 48,659,917 shares of common stock, par value $0.01 per share, outstanding (all shares issued by Acorn from time to time, the “Acorn Shares”). The Acorn Shares are listed on The NASDAQ Global Select Market (“NASDAQ”) (ISIN US00738A1060) under the trading symbol “ADTN”. As of the date of this Agreement, Acorn has 200,000,000 authorized shares of common stock and 30,991,959 Acorn Shares are held in treasury.

Acorn Group is a leading global provider of networking and communications platforms and services focused on the broadband access market.

(C)

The Bidder is a company incorporated under the laws of the State of Delaware, USA and is a direct wholly-owned Subsidiary of Acorn. As of the date of this Agreement, the Bidder has a total of 1,000 shares of common stock, par value $0.01 per share, outstanding (all shares issued by the Bidder from time to time, the “Holdco Shares”). As of the date of this Agreement, the Bidder has 1,000 authorized shares of common stock and no Holdco Shares are held in treasury.

(D)

Merger Sub is a company incorporated under the laws of the State of Delaware, USA and is a direct wholly-owned Subsidiary of the Bidder. As of the date of this Agreement, Merger Sub has a total of 1,000 shares of common stock, par value $0.01 per share, outstanding. As of the date of this Agreement, Merger Sub has 1,000 authorized shares of common stock and no Merger Sub shares are held in treasury.

(E)

The Parties intend to form a combined enterprise (the “Business Combination”). The Bidder intends to submit a voluntary public exchange takeover offer (Übernahmeangebot in Form eines Tauschangebots) (the “Exchange Offer”) within the meaning of Section 29 para. 1, Section 31 para. 2 of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”) to the shareholders of the Company for all Alpine Shares offering Holdco Shares as consideration for each tendered Alpine Share at an exchange ratio as specified in this Agreement. Prior to the settlement of the Exchange Offer, Merger Sub intends to merge with and into Acorn (the “Merger”), with Acorn surviving the Merger as a wholly-owned direct Subsidiary of the Bidder, in accordance with the applicable provisions of the Delaware General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each Acorn Share shall be converted into the right to receive the Merger Consideration (the Merger and the Exchange Offer collectively, the “Transaction”).

(F)	By entering into this agreement (the “Agreement”), the Parties, inter alia, wish to implement the Business Combination with a view to:

(i)	create a high-performing optical networking platform that is better positioned to compete with larger market players;

(ii)	utilize the complementary geographic focus and technology and product portfolios to address new customers and market segments;

(iii)	achieve significant synergies through increased operational scale, combined sales channels, reduced duplication in administration and improved terms in combined sourcing and production costs;

(iv)	maintain their existing close relationships with and expand their product and service offering to the benefit of private and public customers relying on first-in-class network and security offerings.

(G)

The Company’s management board (Vorstand – the “Management Board”) and its supervisory board (Aufsichtsrat – the “Supervisory Board”) have, based on the information available to date, unanimously taken the view that the Business Combination contemplated by this Agreement is in the best interest of the Company.

(H)

Acorn’s board of directors (the “Acorn Board”) has, based on the information available to date, (i) unanimously determined that the Business Combination contemplated by this Agreement, including the Merger and the Exchange Offer, is advisable and in the best interests of, Acorn and its stockholders, (ii) approved the execution, delivery and performance by Acorn of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) upon the terms and subject to the conditions of this Agreement, resolved to recommend that the shareholders of Acorn adopt this Agreement and to submit this Agreement to the shareholders of Acorn for adoption;

(I)

The Bidder’s board of directors (the “Bidder Board”) has, based on information available to date, approved this Agreement and the transactions contemplated hereby, including the Exchange Offer, the Merger and the issuance of Holdco Shares in connection therewith;

(J)

Merger Sub’s board of directors has, based on information available to date, (i) determined that the Business Combination contemplated by this Agreement, including the Merger, is advisable and in the best interests of Merger Sub and Merger Sub’s sole shareholder, (ii) approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the sole shareholder of Merger Sub adopt this Agreement and to submit this Agreement to the sole shareholder of Merger Sub for adoption;

(K)

The Parties acknowledge that, subject to the terms and conditions of this Agreement, the Management Board and the Supervisory Board of the Company shall at all times be free to take decisions and carry out measures, if and to the extent such decisions or measures are in the best interest of the Company, the Company’s shareholders, employees and other stakeholders or, regardless of the terms and conditions of this Agreement, if such decisions or measures are required under their respective fiduciary or other statutory duties.

(L)

The DGCL requires Acorn to obtain approval from Acorn’s shareholders (the “Acorn Shareholders’ Approval”), at a shareholders’ meeting duly called, prior to the Merger, in which Acorn’s shareholders adopt this Agreement (the “Acorn Special Shareholders’ Meeting”).

(M)

Acorn has secured irrevocable undertakings from EGORA Holding GmbH (the “Anchor Shareholder”) to tender 7,000,000 Alpine Shares held by it and its wholly owned Subsidiary Egora Investments GmbH (representing approximately 13.7% of the Company’s share capital) in the Exchange Offer.

(N)

This Agreement sets forth the principal terms and conditions of the Business Combination as well as the mutual intentions and understandings of the Parties with regard thereto, the future organizational and corporate governance of the Company and the combined group after the Business Combination.

NOW THEREFORE, the Parties hereby agree as follows:

1	Definitions

1.1	All capitalized terms have the meaning specifically ascribed to them in this Agreement.

1.2	The definitions are in the Section where the term is used for the first time.

1.2.1	The term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Munich, Germany, and/or New York, NY, USA, are generally closed.

1.2.2	“Subsidiary” shall mean all subsidiaries (Tochterunternehmen) within the meaning of Section 2 para. 6 WpÜG of the relevant Party.

1.2.3	“Affiliate” shall mean all connected enterprises (verbundene Unternehmen) within the meaning of Sections 15 et seq. Stock Corporation Act.

1.2.4	“Exchange Act” means the US Securities Exchange Act of 1934, as amended.

1.2.5	“Securities Act” means the US Securities Act of 1933, as amended.

1.2.6	“SEC” means the US Securities Exchange Commission.

1.2.7	“VWAP” shall mean, with respect to a certain reference period, the volume weighted average share price on the stock exchange of the shares of the respective Party where the shares are traded.

2	Structure of the Business Combination

2.1

In order to consummate the Business Combination, and subject to the terms of this Agreement, the Parties agree to take the following steps in chronological order to complete the Business Combination as soon as legally and practically possible, but in any event prior to the date which falls twelve months after the end of the Acceptance Period (“End Date”).

•	Step 1: Signing of this Agreement

•	Step 2: Announcement of the Intention to Launch the Exchange Offer

•	Step 3: As soon as practicable thereafter, filing of each of the Registration Statement and the preliminary Proxy Statement/Prospectus with the SEC

•	Step 4: Application for extension of filing period pursuant to Section 14 para. 1 s. 3 WpÜG

•	Step 5: Filing of the Offer Document with BaFin

•	Step 6: Approval of the Offer Document by BaFin and Launch of the Exchange Offer

•	Step 7: Declaration of effectiveness of the Registration Statement by the SEC and filing of the definitive Proxy Statement/Prospectus with the SEC

•

Step 8: Alpine issues its Reasoned Statement pursuant to Section 27 para 1 WpÜG and in accordance with Rule 14e-2 of Regulation 14E as promulgated by the SEC and Alpine and Acorn file the Reasoned Statement with the SEC in accordance with Rule 425 of the Securities Act

•	Step 9: Acorn Special Shareholders’ Meeting adopting this Agreement

•	Step 10: Receipt of all regulatory clearances (to the extent not earlier received)

•	Step 11: Merger of Merger Sub with and into Acorn, with Acorn surviving the Merger as a direct wholly-owned Subsidiary of the Bidder

•	Step 12: Admission of Holdco Shares to trading on the NASDAQ and Frankfurt Stock Exchange

•	Step 13: Closing/Settlement of the Exchange Offer

2.2	The Parties shall reasonably cooperate to implement the transaction steps as set forth in Section 2.1 and to prepare the Disclosure Documents as set forth in Section 3.

3	Disclosure Documents

3.1

As promptly as practicable, but in any event not later than five (5) Business Days after the signing of this Agreement, Acorn and the Bidder will prepare, in reasonable cooperation and consultation with the Company and its advisors, and the Bidder will file with the SEC, a registration statement on Form S-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the Holdco Shares to be issued to the Acorn shareholders in connection with the Merger and the Company’s shareholders in connection with the Exchange Offer, respectively, as contemplated by this Agreement. The Registration Statement will include (i) a proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the Acorn Special Shareholders’ Meeting and (ii) a prospectus to be delivered to holders of Alpine Shares (“Alpine Shareholders”) in connection with the Exchange Offer, to be used in connection with the Bidder’s exchange offer to Alpine Shareholders in the U.S. The Registration Statement will be prepared and filed as required by Acorn’s and the Bidder’s certificate of incorporation and by-laws, as applicable (the “Governing Documents”), applicable law and any applicable rules and regulations, including those promulgated by the SEC and NASDAQ; provided, however, that the Bidder may delay the filing of the Registration Statement if the Company has not complied with its obligations under Section 3.5.

3.2

Acorn and the Bidder shall use their respective reasonable best efforts to (A) cause the Registration Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC or in response to any comments from the SEC; (B) promptly notify the Company of and respond promptly to, any comments of the SEC or its staff relating to the Registration Statement; (C) have the Registration Statement declared effective by the SEC as promptly as reasonably practicable after the Registration Statement is filed with the SEC; (D) keep the Registration Statement effective through the Closing in order to permit the consummation of the Business Combination; and (E) cause the Proxy Statement/Prospectus to be mailed to Acorn’s shareholders as promptly as reasonably practicable after the date on which the Registration Statement is declared effective by the SEC.

3.3

The Bidder will prepare an offer document in accordance with the provisions of the WpÜG and the German Takeover Act Offer Ordinance (Angebotsverordnung) (collectively referred to as the “Takeover Law”) and in accordance with the terms of this Agreement, in reasonable cooperation and consultation with the Company and its advisors (the “Offer Document”). The Offer Document shall include a securities prospectus which complies with Art. 13 Prospectus-Regulation (EU) 2017/1129 in connection with Art. 2, 12 and Annex 1, 11 and 20 Delegated Regulation (EU) 2019/980 and all applicable rules and regulations promulgated by BaFin and ESMA (“German Prospectus Rules”) which allow the Bidder to offer the Holdco Shares to the Alpine Shareholders and to list Holdco Shares on the Frankfurt Stock Exchange. The Offer Document and the Registration Statement are collectively referred to herein as the “Disclosure Documents”.

3.4

The Bidder shall use reasonable best efforts to (A) cause the Offer Document to comply in all material respects with the Takeover Act and the German Prospectus Rules, (B) promptly notify the Company of and respond promptly to, any comments of BaFin relating to the Offer Document and (C) have the Offer Document approved within the applicable statutory provisions.

3.5

As promptly as reasonably practicable, the Company shall provide all information, including financial information (other than, subject to Section 3.6, the Pro-Forma Financial Statements), relating to the Company and necessary to include in the Disclosure Documents under German Prospectus Rules, the Securities Act, the Exchange Act and the Takeover Law (collectively referred to as the “Applicable Disclosure Law”) and/or requested by the SEC or BaFin to have the Registration Statement declared effective by the SEC or the Offer Document approved or to address any SEC comments.

3.6

Acorn, the Bidder and the Company shall reasonably cooperate in connection with the preparation for inclusion in the Registration Statement and the Offer Document of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) and with Art. 13 Prospectus-Regulation (EU) 2017/1129 and EU Prospectus Regulation 2019/980, Annex 20. The pro-forma financial statements shall be prepared for the full year 2020 and the first quarter or half year 2021, as the case may be (the “Pro-forma Financial Statements”). The Company shall assist Acorn and the Bidder in preparing all necessary adjustments to the IFRS consolidated financial statements of the Company for the full year 2020 and the applicable interim period in 2021 to reflect US GAAP for purposes of preparing the Pro-forma Financial Statements. The Bidder shall make sure that an auditor will provide the necessary certification to include the Pro-forma Financial Statements in the Offer Document as required by Applicable Disclosure Law.

3.7

The Bidder will afford the Company and its advisors reasonable opportunity to, and the Company and its advisors shall without undue delay, review and comment on the Disclosure Documents prior to each submission to BaFin or the SEC, as the case may be. The Bidder shall without undue delay (unverzüglich) notify the Company upon the receipt of any comments from BaFin or the SEC relating to any request for amendments or supplements to statements or financial information relating to the Company. The Bidder shall (A) provide the Company with drafts of the responses to comments from BaFin or the SEC at a time reasonably prior to submitting such responses, to the extent they relate to information regarding the Company, and (B) give due consideration to the Company’s comments.

3.8

Acorn and the Bidder intend to have the Registration Statement and the Offer Document consistent in all material respects (to the extent applicable). If the Offer Document has been approved by BaFin and has been published, but the Registration Statement has not yet been declared effective and the SEC requires further amendments which are in the view of Acorn or the Bidder material, Acorn or the Bidder, as applicable, shall consult with the Company how to best provide this information to the Company’s shareholders so that such shareholders can consider the information in their decision on whether to accept the Exchange Offer, in particular by posting the information as separate release in the “Offer” section on the Company’s website.

4	Announcement, Press Statements, Extension of Filing Period

4.1	Immediately after the signing of this Agreement,

4.1.1

the Bidder will publish in Germany its decision regarding the launch of the Exchange Offer, also stating the offered consideration, pursuant to Section 10 WpÜG (the “Offer Announcement”) as set forth in Annex 4.1.1;

4.1.2	concurrently with the Offer Announcement, the Company shall publish an ad hoc announcement pursuant to Art. 17 para. 1 of the European Market Abuse Regulation (the “MAR”) as set forth in Annex 4.1.2.

4.2

Promptly after the Bidder’s publication of the Offer Announcement pursuant to Section 4.1.1 and the Company’s publication of the ad hoc announcement pursuant to Section 4.1.2, the Company, Acorn and the Bidder shall publish a joint press release in respect of the Transaction as set forth in Annex 4.2.

4.3

The ad hoc announcement pursuant to Section 4.1.2 and the press release pursuant to Section 4.2 shall reflect that the Management Board and the Supervisory Board of the Company welcome and, subject to a review of the Offer Document and applicable fiduciary and other statutory duties, support and recommend the Exchange Offer. The members of the Management Board and Supervisory Board of the Company, to the extent they hold shares in the Company, intend to tender such shares into the Exchange Offer, with the exception of Alpine Shares issued upon exercise of Alpine Options after the date of this Agreement and sold pursuant to an automatic share sale plan that exists as at the date of this Agreement.

4.4	The Company hereby agrees that:

(a)	Acorn will disclose the entire content of this Agreement as part of its filing of the Form 8-K and other required documents with the SEC in connection with the entry into this Agreement;

(b)	the Bidder or Acorn, as applicable, will disclose the material terms of this Agreement as part of the publication of (i) the Offer Document and (ii) the Registration Statement;

(c)	Acorn and the Bidder may disclose the material terms of this Agreement in press releases issued by it in connection with the Transaction (in addition to the press release referred to in Section 4.2).

4.5

Conversely, Acorn, the Bidder and Merger Sub hereby agree that the Company is at any time permitted to disclose the entire content of this Agreement to stakeholders and the press (in addition to the press release referred to in Section 4.2), as well as in (i) the reasoned statement(s) (solely or jointly) of the Management Board and the Supervisory Board pursuant to Section 27 WpÜG (any such statement, a “Reasoned Statement”) regarding the Exchange Offer and (ii) any filing or statement required to be made by the Company pursuant to the rules and regulations of the SEC in respect of the Exchange Offer, including the statement required by Rule 14e-2 of Regulation 14E as promulgated by the SEC.

4.6

The Company, Acorn and the Bidder shall reasonably coordinate any further press releases in relation to the Transaction. In addition, Acorn, the Bidder and the Company have agreed on the communication plan for customers and employees as set out in Annex 4.6.

4.7

Immediately after the Offer Announcement, the Bidder will apply to BaFin for an extension of the statutory maximum filing period from four (4) to eight (8) weeks in accordance with Section 14 para 1 sentence 3 of the WpÜG. The Bidder shall submit the Offer Document to BaFin within the applicable submission period.

5	Launch of the Exchange Offer

5.1	Publication of Offer Document

The Bidder will publish the Offer Document without undue delay after approval by BaFin.

5.2	Offer Terms

5.2.1

The consideration offered to the holders of Alpine Shares will be 0.8244 (the “Exchange Ratio”) Holdco Shares per each Alpine Share (the “Offer Consideration”), subject to any increases made either voluntarily or in accordance with the provisions of the WpÜG (including any claims under Section 31 para. 4 to 6 WpÜG). The value of the Offer Consideration in EUR at the date of this Agreement, calculated on the basis of the VWAP of the Acorn Shares during the 3-months period ending on the date preceding the signing date of this Agreement and the Offer Announcement (the “Offer Value Determination Date”), converted into EUR on the basis of the average USD/EUR exchange rate during the 3-months period ending on the date preceding the signing date of this Agreement published on Bloomberg page USDEUR Average Last Price on the Offer Determination Date, amounts to EUR 789 million (“Offer Value”). To ensure compliance with applicable minimum consideration requirements, an expert opinion obtained by the Bidder will confirm that the minimum value of each Holdco Share offered to the holders of Alpine Shares is the VWAP of an Acorn Share during the 3-months period ending on the Offer Value Determination Date.

5.2.2

The Exchange Offer will provide for an initial acceptance period of six (6) weeks or such longer period as may be mutually agreed by each of the Bidder, Acorn and the Company and extended in accordance with the provisions of the WpÜG (the “Acceptance Period”).

5.2.3	Subject to the approval of BaFin, the Exchange Offer will be subject to the following conditions (the “Offer Conditions”) which, if not indicated otherwise, must be satisfied by the End Date:

(a)

Minimum Acceptance Threshold: at least 70% of all outstanding Alpine Shares have been tendered for exchange by Alpine Shareholders in accordance with the terms of the Exchange Offer prior to the expiration of the Acceptance Period.

(b)

Registration Statement. Prior to the expiration of the Acceptance Period, the Registration Statement regarding Holdco Shares shall (i) have been declared effective by the SEC and (ii) not be subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of the consummation of the Exchange Offer as described in more detail in the Offer Document (“Registration Statement Condition”).

(c)

Adoption of this Agreement: Prior to the end of the Acceptance Period, Acorn shareholders, at the Acorn Special Shareholders’ Meeting (or at any adjournment or postponement thereof), have adopted this Agreement (“Shareholders’ Approval Condition”).

(d)

Merger Control Clearances: (i) in the United States, the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (ii) in Germany, the German Federal Cartel Office (“Bundeskartellamt”) having decided that the prohibition criteria in Section 36 German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen, “GWB”) are not satisfied or the waiting periods according to Section 40 para. 1 sent. 1 or Section 40 para. 2 sent. 2 GWB shall have expired without the Bundeskartellamt having issued a prohibition of the Transaction or initiated an in-depth review (phase II); (iii) in the UK, as at the date on which all other conditions are satisfied or waived, the Competition and Markets Authority (“CMA”), having responded to a briefing paper in writing that it has no further questions in relation to the Transaction (and having not otherwise opened an inquiry, or indicated that it is still investigating whether it may do so); or confirmation having been received in writing from the CMA that the CMA does not intend to make Phase 2 reference pursuant to the Enterprise Act 2002 in connection with the Transaction or any matters arising therefrom (including as a result of the acceptance of undertakings in lieu of a reference); or the period within which the CMA is required to decide whether the duty to make a Phase 2 reference with respect to the Transaction or any matters arising therefrom has expired without such a decision having been made; or where the Transaction or any part of it has been referred for a Phase 2 investigation, the CMA deciding that the Transaction or the part referred for a Phase 2 investigation may proceed (“Merger Control Clearances”).

(e)

AWV Clearance: either (i) a clearance of the acquisition in writing or electronically in accordance with Section 58a para. 1 sent. 1 or, if applicable, Section 61 sent. 1 German Foreign Trade Ordinance (Außenwirtschaftsverordnung – “AWV”) has been obtained by the Bidder from the German Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie – “BMWi”) (the “Foreign Investment Clearance Certificate”), or (ii) the two-months period pursuant to Section 58a para. 2 AWV or, if applicable, Section 61 AWV in connection with Section 14a para. 1 no. 1 and para. 3 sent. 1 Foreign Trade and Payments Act (Außenwirtschaftsgesetz – “AWG”) has expired, unless the BMWi has during this period commenced examination proceedings pursuant to Section 55 para. 1 sent. 1 or, if applicable, Section 60 para. 1 AWV, or (iii) the four-months period pursuant to Section 59 para. 1 or, if applicable, Section 62 para. 2 AWV in connection with Section 14a para. 1 no. 2 including paras. 6 and 7 AWG has expired and the BMWi has not issued a prohibition of the Transaction and has not issued any orders (Anordnungen), unless the Bidder has agreed in writing to the Company to accept the order(s) in its entirety, in each case no later than by twelve months following expiration of the initial Acceptance Period (“AWV Clearance”).

(f)

National Security & Investment Act Approval: if the Bidder files a notification under the U.K. National Security & Investment Act (the “NS&I Act”), the Secretary of State has confirmed that no further action will be taken with respect to the Transaction or the Secretary of State has made a final order with respect to the Transaction (“NS&I Act Approval”).

(g)

Australian FIRB Clearance: the Treasurer of the Commonwealth of Australia (“Treasurer”) (or his or her delegate): (i) provides written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) that there are no objections to the acquisition contemplated by this Agreement, either on an unconditional basis or subject only to agreed upon conditions, (ii) the Treasurer (or his or her delegate) becomes precluded by passage of time from making any order or decision on grounds the Treasurer was otherwise empowered to make under Division 2 of Part 3 of the FATA in respect of the business combination contemplated by this Agreement, (iii) where an interim order is made under the FATA in respect of the business combination, the subsequent period for making a final order prohibiting the business combination elapses without a final order being made or (iv) the Treasurer (or his or her delegate) has provided confirmation in writing to Acorn that the business combination is exempt from the requirements of the FATA, whichever first occurs (“Australian FIRB Clearance”).

(h)

Spain FDI Approval: the Transaction having been either: (i) considered by the General Subdirectorate of Foreign Investments (Subdirección General de Inversiones Exteriores) to fall outside the scope of Article 7 bis of Law 19/2003 of 4 July, on Foreign Capital Movements and Foreign Economic Transactions (Ley 19/2003, de 4 de julio, sobre régimen jurídico de los movimientos de capitales y de las transacciones económicas con el exterior); or (ii) authorized pursuant to a decision by the General Directorate for International Trade and Investments (Dirección General de Comercio Internacional e Inversiones) or the Spanish Council of Ministers (Consejo de Ministros) of the Kingdom of Spain, as applicable (“Spain FDI Clearance”).

(i)	the Bidder shall have obtained:

(1)

a written notification issued by the Committee on Foreign Investment in the United States (“CFIUS”) that it has concluded its review (or, if applicable, investigation) under section 721 of the Defense Production Act of 1950, as amended, and all rules and regulations thereunder (the “DPA”) and determined that (i) the Transaction is not a “covered transaction” pursuant to the DPA or (ii) there are no unresolved national security concerns with respect to the Transaction, or

(2)

if CFIUS has sent a report to the President of the United States requesting the President of the United States’ decision with respect to the Transaction, either (i) the President has not taken any action after fifteen days from the earlier of the date the President having received such report from CFIUS or the end of the investigation period, or (ii) the President of the United States has announced a decision not to take any action to suspend or prohibit the Transaction (“CFIUS Clearance”).

(j)	No Target Material Adverse Change: Between the publication of the Offer Document and the expiration of the Acceptance Period,

(1)	Alpine has not published inside information pursuant to Article 17 of the MAR; and

(2)	no circumstances have occurred that would have had to be published by Alpine pursuant to Article 17 of the MAR or where Alpine decided to delay the publication pursuant to Article 17 of the MAR,

which, in the case of each of (1) and (2),

(i)	has resulted in a negative effect on the annual consolidated EBITDA as defined in Annex 5.2.3(j) (“EBITDA”) of the Alpine Group in an amount of at least EUR 35 million and/or,

(ii)	that could reasonably be expected to result in a negative effect on the annual consolidated EBITDA of the Alpine Group in an amount of at least EUR 35 million (a “Target Material Adverse Change”).

(k)

No Material Compliance Violation: Between the publication of the Offer Document and the expiration of the Acceptance Period, no criminal or administrative offense (Ordnungswidrigkeit) (including any concrete reason of suspicion) by Alpine or a Subsidiary of Alpine, a member of a corporate body of Alpine or a Subsidiary of Alpine while any such person was operating in their official capacity at, or on behalf of, Alpine or a Subsidiary of Alpine under any applicable administrative or criminal laws in the United States, Germany or any other jurisdiction whose laws apply to operations of Alpine or a Subsidiary of Alpine relating to bribery offenses and corruption or to any violation of any export sanctions administered or enforced by the United Nations Security Council, the European Union, shall be known to have occurred, in each case if any such occurrence constitutes or would constitute inside information for Alpine pursuant to Article 7 of the MAR or has constituted inside information prior to its publication (each a “Material Compliance Violation”);

(l)

No Capital Increase; No Loss of Half of the Share Capital; No Insolvency: Between the publication of the Offer Document and the expiration of the Acceptance Period, none of the following events have occurred:

(1)

any issuance of new shares and/or capital increase (also from Company funds) or a decrease of Alpine’s share capital, in each case in an amount of more than 1% of the Company’s share capital as at the date of this Agreement, excluding increases resulting from issuances of Alpine Shares in respect of any exercise of any vested options (issued under the authorizations set out in section 4 para (5k) of the Company’s articles of association);

(2)

an announcement pursuant to Art. 17 of the MAR or any other announcement on the website of Alpine regarding any loss in the amount of half or more of the Company’s share capital within the meaning of Section 92 para. 1 of the Stock Corporation Act; or

(3)	an announcement pursuant to Art. 17 of the MAR or any other announcement on the website of Alpine regarding:

(i)	the opening of insolvency proceedings under German law in respect of the assets of Alpine;

(ii)	the application of the Management Board for the opening of such proceedings; or

(iii)	the existence of grounds that would require an application for the opening of such proceedings.

(m)

No Prohibition or Illegality of the Merger or the Exchange Offer: As of the expiration of the Acceptance Period no law, regulation, administrative act, injunction, temporary restraining order or preliminary or permanent injunction or other order issued by any governmental entity in any relevant jurisdiction prohibits or makes illegal the consummation of the Merger, the Exchange Offer or the acquisition or ownership of Alpine Shares or shares of the Surviving Corporation by the Bidder (“No Prohibition or Illegality”).

5.2.4

The determination of a Target Material Adverse Change or a Material Compliance Violation, will depend on the opinion of Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Rosenheimer Platz 4, 81669 München (the “Neutral Expert”). The Company will, to the extent legally permissible, provide (i) reasonable support to the Neutral Expert and (ii) all requisite information regarding the Company, its Subsidiaries and the business they operate; provided, however, that all expenses incurred by the Company or its Subsidiaries in connection with the determination by the Neutral Expert will be borne by Acorn.

5.2.5	The Parties agree to use their reasonable best efforts to ensure that the Offer Conditions are satisfied as soon as practicable.

5.2.6

To the extent permissible under the WpÜG, the Bidder will be entitled to waive any and all of the Offer Conditions (except for the Registration Statement Condition, Shareholders’ Approval Condition, Merger Control Clearances set forth in Section 5.2.3(d), the AWV Clearance, the CFIUS Clearance, the NS&I Act Approval, the Australian FIRB Clearance and the Spain FDI Clearance) in whole or part. However, a waiver or lowering of the minimum acceptance threshold (see Section 5.2.3(a)) and a waiver regarding the No Prohibition or Illegality condition requires the consent of the Company. The Parties agree that the minimum acceptance threshold may only be reduced to a level at which the liquidity test for the Holdco Shares, as applied by BaFin, remains satisfied.

5.2.7	Annex 5.2.7 contains Section 9 of the draft Offer Document, setting forth the intentions of the Bidder within the meaning of the provisions of the WpÜG at the time of the signing of this Agreement.

5.2.8

The Company takes note that each of the Bidder and the Exchange Agent shall be entitled to deduct and withhold from any consideration pursuant to this Agreement to any Person who was a holder of Alpine Shares participating in the Exchange Offer, such amounts as it is required to deduct and withhold with respect to the making of such consideration payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of the Bidder or the Exchange Agent, as the case may be, and paid over to the relevant governmental entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Alpine Shares, in respect of which such deduction and withholding was made.

6	The Merger

6.1

As promptly as possible following the date hereof, Acorn shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Acorn and the Company (the “Exchange Agent”) to act, among other things, as exchange agent for the Merger and to deliver the Merger Consideration to former Acorn shareholders. Acorn and the Bidder shall enter into an exchange agent agreement with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement.

6.2

Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Merger shall occur, pursuant to which Merger Sub shall be merged with and into Acorn, with Acorn surviving the Merger (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall thereupon cease, in each case, by operation of the laws of the State of Delaware. The Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises unaffected by the Merger except as set forth in this Section 6. After the Merger, the Surviving Corporation shall be a wholly-owned direct Subsidiary of the Bidder.

6.3	The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of the DGCL.

6.4

Unless otherwise mutually agreed in writing between Acorn and the Company, the closing of the Merger shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, immediately prior to the consummation of the Exchange Offer (the consummation of the Exchange Offer, the “Closing”).

6.5	The obligation of Acorn to consummate the Merger is subject to the satisfaction or waiver (in accordance with Section 5.2.6) of the Offer Conditions.

6.6

Following the satisfaction or valid waiver of each of the Offer Conditions, Acorn shall cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

6.7

At the Effective Time, the certificate of incorporation and bylaws of the Bidder, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time, including to change the corporate name set forth therein to “ADTRAN Holdings, Inc.”, to be in the form of the certificate of incorporation and bylaws set forth on Annex 6.7, and as so amended and restated shall be the certificate of incorporation and bylaws of the Bidder until thereafter amended as provided therein or by applicable law. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, except the references to Merger Sub’s name therein shall be replaced by references to “ADTRAN, Inc.”, until thereafter amended as provided therein or by applicable law.

6.8

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the certificate of incorporation and bylaws of the Surviving Corporation and by applicable law.

6.9	This Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes the Code and within the meaning of Treasury Regulations 1.368-2(g).

7	Effect of the Merger on Acorn Shares, Acorn Options and Equity Awards

7.1

At the Effective Time, as a result of the Merger and without any action on the part of any holder of any capital stock of Acorn, each Acorn Share issued and outstanding immediately prior to the Effective Time other than Acorn Excluded Shares (the “Acorn Eligible Shares”) shall automatically be converted into the right to receive one (1) Holdco Share (the “Merger Consideration”). “Acorn Excluded Shares” means any Acorn Shares that are held in the treasury of Acorn or owned by the Bidder or any direct or indirect wholly-owned Subsidiary of the Bidder or Acorn, but does not include Acorn Shares that are held by the Bidder or Acorn or any direct or indirect wholly-owned Subsidiary of the Bidder or Acorn on behalf of third parties.

7.2

As a result of the Merger and without any action on the part of any holder of any capital stock of Acorn, all of the Acorn Eligible Shares converted into the right to receive the Merger Consideration pursuant to this Agreement shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Acorn Eligible Shares (each, a “Acorn Certificate”) and each book-entry interest formerly representing any non-certificated Acorn Eligible Shares (each, a “Acorn Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive any dividends or other distributions pursuant to Section 8.4.

7.3

As a result of the Merger and without any action on the part of any holder of any capital stock of Acorn, each Acorn Excluded Share shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

7.4

At the Effective Time, as a result of the Merger and without any action on the part of any holder of any capital stock of Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, be cancelled and cease to exist and shall be converted into one (1) fully paid and non-assessable share of common stock of the Surviving Corporation which shall each be held by the Bidder.

7.5	In accordance with Section 262 of the DGCL, no appraisal rights shall be available to Acorn shareholders in connection with the Merger.

7.6

Each option to purchase Acorn Shares (an “Acorn Option”) granted under the ADTRAN, Inc. 2006 Employee Stock Incentive Plan, ADTRAN, Inc. 2020 Directors Stock Plan, ADTRAN, Inc. 2015 Employee Stock Incentive Plan, and ADTRAN, Inc. 2020 Employee Stock Incentive Plan, in each case as may be amended from time to time (collectively, the “Acorn Equity Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent an Acorn Option and shall be converted, at the Effective Time and without any required action on the part of the holder thereof, into an option to purchase Holdco Shares (a “Bidder Option”) on the same terms and conditions as were applicable under such Acorn Option. The number of Holdco Shares subject to each such Bidder Option shall be equal to the number of Acorn Shares subject to such Acorn Option immediately prior to the Effective Time and such Bidder Option shall have an exercise price per share equal to the per-share exercise price applicable to such Acorn Option immediately prior to the Effective Time.

7.7

At the Effective Time, each restricted stock unit measured in Acorn Shares (an “Acorn RSU”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall, without any required action on the part of the holder thereof, cease to represent an Acorn RSU and shall be converted into a restricted stock unit measured in Holdco Shares (a “Bidder RSU”) on the same terms and conditions as were applicable to such Acorn RSU immediately prior to the Effective Time. The number of Holdco Shares subject to each such Bidder RSU shall be equal to the number of Acorn Shares subject to such Acorn RSU immediately prior to the Effective Time.

7.8

At the Effective Time, each performance share unit measured in Acorn Shares (an “Acorn PSU”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall, without any required action on the part of the holder thereof, cease to represent an Acorn PSU and shall be converted into a Bidder RSU on the same terms and conditions (other than the elimination of performance conditions) as were applicable to such Acorn PSU. The number of Holdco Shares subject to each such Bidder RSU (assuming target performance) shall be equal to the target number of Acorn Shares subject to such Acorn PSU. Any accrued but unpaid dividend equivalents with respect to any Acorn PSU will be assumed by the Bidder and become an obligation with respect to the applicable Bidder RSU.

7.9

At the Effective Time, each restricted stock award with respect to Acorn Shares (an “Acorn Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall, without any required action on the part of the holder thereof, be converted into a restricted stock award with respect to Holdco Shares (a “Bidder Restricted Stock Award”) with the same terms and conditions as were applicable under such Acorn Restricted Stock Award immediately prior to the Effective Time. The number of Holdco Shares subject to each such Bidder Restricted Stock Award shall be equal to the total number of Acorn Shares subject to such Acorn Restricted Stock Award immediately prior to the Effective Time. Any accrued but unpaid dividend equivalents with respect to any Acorn Restricted Stock Award will be assumed by the Bidder and become an obligation with respect to the applicable Bidder Restricted Stock Award.

7.10

At the Effective Time, the Bidder shall assume all the obligations of Acorn under the Acorn Equity Plans and the agreements evidencing the grants of Acorn Options, Acorn RSUs, Acorn PSUs and Acorn Restricted Stock Awards (collectively, “Acorn Equity Awards”), and the number and kind of shares available for issuance under each Acorn Equity Plan shall be adjusted to reflect Holdco Shares in accordance with the provisions of the applicable Acorn Equity Plan. As soon as practicable after the Effective Time, the Bidder shall deliver to the holders of Acorn Equity Awards appropriate notices setting forth such holders’ rights pursuant to the respective Acorn Equity Plans and agreements evidencing the grants of such Acorn Equity Awards and stating that such Acorn Equity Awards have been assumed by the Bidder and converted into Bidder Options, Bidder RSUs, Bidder PSUs and Bidder Restricted Stock Awards and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 7 after giving effect to the Merger, the adjustment of Acorn PSUs required by Section 7.8 and the terms of the Acorn Equity Plans).

7.11

Prior to the Effective Time, Acorn shall take all actions necessary (including adopting such resolutions of the Acorn Board or any committee of the Acorn Board) to effectuate the treatment of Acorn Equity Awards contemplated by this Section 7. The Bidder shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery with respect to the treatment of converted Acorn Equity Awards in accordance with this Section 7. The Bidder shall file with the SEC, as soon as practicable following the Effective Time, a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor form) with respect to the Holdco Shares subject to the Bidder Options, the Bidder RSUs and the Bidder Restricted Share Awards, as required.

8	Delivery of Merger Consideration; Procedures for Surrender

8.1

Immediately prior to or substantially concurrently with the Effective Time, the Bidder shall issue and deliver to the Exchange Agent solely for the account and benefit of the former Acorn shareholders, Holdco Shares representing the maximum number of Holdco Shares that has become issuable pursuant to Section 7.1 for delivery of the Merger Consideration to the recipients entitled thereto (such Holdco Shares being the “Exchange Fund”). At the Effective Time, the obligations of the Bidder and the Exchange Agent under this Section 8.1 shall be unconditional.

8.2

As promptly as practicable after the Effective Time, the Bidder shall cause the Exchange Agent to mail to each holder of record of Acorn Eligible Shares that are (i) Acorn Certificates or (ii) Acorn Book-Entry Shares not held through the Depositary Trust Company (“DTC”) notice advising such holder of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Acorn Certificates or Acorn Book-Entry Shares shall pass only upon delivery of the Acorn Certificates (or affidavits of loss in lieu of the Acorn Certificates as provided in Section 8.8) or transfer of the Acorn Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Acorn Book-Entry Shares), such materials to be in such form and have such other provisions as Acorn and the Bidder, desire (the “Letter of Transmittal”), and (B) instructions for surrendering the Acorn Certificates (or affidavits of loss in lieu of the Acorn Certificates) or transferring the Acorn Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration and any dividends or distributions, in each case, to which the holder has the right to receive pursuant to Section 8.4. With respect to Acorn Book-Entry Shares held through DTC, Acorn and the Bidder shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the date of the Closing, upon surrender of Acorn Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

8.3	The procedures for the surrender of Acorn Shares are as follows:

8.3.1

After the Effective Time, and (x) upon surrender to the Exchange Agent of Acorn Eligible Shares that are Acorn Certificates, by physical surrender of such Acorn Certificate (or affidavit of loss in lieu of an Acorn Certificate, as provided in Section 8.8) in accordance with the terms of the Letter of Transmittal and accompanying instructions, (y) upon the transfer of Acorn Eligible Shares that are Acorn Book-Entry Shares not held through DTC, in accordance with the terms of the Letter of Transmittal and accompanying instructions or (z) upon the transfer of Acorn Eligible Shares that are Acorn Book-Entry Shares held through DTC, including by delivery of an “agent’s message”, in accordance with DTC’s customary procedures and such other procedures as agreed by Acorn, the Bidder, the Exchange Agent and DTC, the holder of such Acorn Eligible Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder (subject to Section 8.7), (A) the number of Holdco Shares (in book-entry form) in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Section 7 (after taking into account all Acorn Eligible Shares then held by such holder), and (B) any cash in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 8.4.

8.3.2

No interest will be paid or accrued on any amount payable upon due surrender of the Acorn Eligible Shares, and any Acorn Certificate formerly representing Acorn Eligible Shares that have been so surrendered shall be cancelled by the Exchange Agent. The Holdco Shares issued and paid in accordance with the terms of this Section 8 upon conversion of any Acorn Eligible Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Acorn Eligible Shares.

8.3.3

In the event of a transfer of ownership of any Acorn Eligible Share that is not registered in the transfer records of Acorn, the proper number of Holdco Shares may be transferred by the Exchange Agent to such a transferee if (A) in the case of Acorn Book-Entry Shares, written instructions authorizing the transfer of the Acorn Book-Entry Shares are presented to the Exchange Agent, (B) in the case of Acorn Certificates, the Acorn Certificates formerly representing such Acorn Eligible Shares are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Acorn Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Bidder and the Exchange Agent. If any Holdco Shares are to be delivered to a Person other than the holder in whose name any Acorn Eligible Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar taxes required by reason of the transfer of Holdco Shares to a Person other than the registered holder of any Acorn Eligible Shares, or shall establish to the satisfaction of the Bidder and the Exchange Agent that such tax has been paid or is not applicable. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or governmental entity or other entity of any kind or nature.

8.4

All Holdco Shares to be transferred to the Exchange Agent pursuant to Section 8.1 shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by the Bidder in respect of Holdco Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Holdco Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Holdco Shares shall be paid to any holder of Acorn Eligible Shares until the Acorn Certificate is surrendered (or affidavit of loss in lieu of the Acorn Certificate is delivered as provided in Section 8.8) or the Acorn Book-Entry Share is transferred for exchange in accordance with this Section 8. Subject to the effect of applicable laws, following such surrender or transfer, there shall be issued to the holder of Holdco Shares issued in exchange for Acorn Eligible Shares in accordance with this Section 8, without interest, (A) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Holdco Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Holdco Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

8.5

From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Acorn Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Acorn Book-Entry Shares or Acorn Certificates formerly representing Acorn Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 8.

8.6

Each of the Bidder, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person who was a holder of Acorn Shares or Acorn Equity Awards immediately prior to the Effective Time, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of the Bidder, the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the relevant governmental entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Acorn Shares or Acorn Equity Awards, as the case may be, in respect of which such deduction and withholding was made.

8.7

Any portion of the Exchange Fund that remains unclaimed by the former Acorn shareholders for 180 days after the Effective Time shall be delivered to the Bidder. Any former Acorn shareholders who have not theretofore complied with this Section 8 shall thereafter look only to the Bidder for delivery of any Holdco Shares of such shareholders and payment of any dividends and other distributions in respect of Holdco Shares of such shareholders payable and/or issuable pursuant to Sections 7.1 and 8.4, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Bidder, the Surviving Corporation, the Company, Merger Sub, the Exchange Agent or any other Person shall be liable to any former Acorn shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any Merger Consideration remaining unclaimed by former holders of Acorn Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity shall, to the fullest extent permitted by applicable law, become the property of the Bidder free and clear of any claims or interest of any Person previously entitled thereto.

8.8

In the event any Acorn Certificate representing Acorn Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Acorn Certificate to be lost, stolen or destroyed and, if required by the Bidder, the posting by such Person of a bond in customary amount and upon such terms as may be required by the Bidder or the Exchange Agent as indemnity against any claim that may be made against it with respect to such Acorn Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Acorn Certificate the Holdco Shares and any dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Acorn Certificate been surrendered.

9	Support of the Exchange Offer by the Company, Shareholders’ Approval of the Merger and mutual actions to support the Transaction

9.1	The Parties shall use all reasonable efforts to facilitate the success of the Exchange Offer and the Merger.

9.2	Acorn shall use all reasonable efforts to call the Acorn Special Shareholder Meeting and obtain the Acorn Shareholders’ Approval prior to the end of the Acceptance Period, in particular

9.2.1	Acorn shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act and take all action necessary to establish a record date for the Acorn Special Shareholder Meeting;

9.2.2

immediately after the Registration Statement becomes effective, Acorn shall (A) duly give notice of the Acorn Special Shareholders’ Meeting, (B) cause the Proxy Statement/Prospectus to be mailed to the Acorn shareholders and (C) duly convene and hold the Acorn Special Shareholders’ Meeting for a date no later than thirty-five days following the date the Registration Statement becomes effective, in each case, in accordance with its Governing Documents and applicable law, for the purposes of obtaining the Acorn Shareholders’ Approval;

9.2.3

as long as this Agreement has not been terminated or after the Publication of the Offer Document the Acceptance Period is still running, Acorn undertakes to the Company not to revoke or postpone the Acorn Special Shareholders’ Meeting once it has been called, provided that Acorn may adjourn or postpone the Acorn Special Shareholders’ Meeting (A) to solicit additional proxies for the purpose of obtaining the Shareholders’ Approval, (B) due to the absence of a quorum or (C) to allow reasonable additional time for (1) the filing and mailing of any supplemental or amended disclosure which Acorn has determined in good faith after consultation with outside legal counsel is necessary under applicable law and (2) for such supplemental or amended disclosure to be disseminated and reviewed by Acorn’s shareholders prior to the Acorn Special Shareholders’ Meeting;

9.2.4

unless a Modification in Recommendation has occurred, the Acorn Board shall recommend to its shareholders the (A) adoption of this Agreement and include such recommendation in the Proxy Statement/Prospectus and (B) adoption and approval of any other proposals as either the SEC or NASDAQ (or the respective staff members thereof) may indicate are necessary in its comments to the Proxy Statement/Prospectus.

9.3

From the time of signing this Agreement to the earlier of (i) the termination of this Agreement and (ii) the Closing, to the extent legally permissible and subject to the limitations set out in this Agreement, the Company shall endorse and support the Transaction and Exchange Offer in all related publications and communications.

9.4

The Company shall reasonably cooperate with Acorn to provide for a smooth and efficient implementation of the communications strategy, agreed among the Parties, with regard to retail investors, institutional investors, hedge funds and other shareholders to achieve the highest acceptance rate possible. Upon notification to the Company in writing or via email of the terms and conditions of requiring external assistance (if any), Acorn assumes such reasonable out-of-pocket costs and external advisor fees which directly relate to providing such assistance on the request or initiative of Acorn or the Bidder but excluding any overhead costs and overtime hours. For the avoidance of doubt, any costs, fees and expenses incurred by any member of the Alpine Group in connection with the Exchange Offer relating to matters which are independent of any such specific request or initiative of Acorn or the Bidder to facilitate the support of the Exchange Offer shall be borne solely by the relevant member of the Alpine Group.

9.5

To the extent legally possible and subject to the limitations contained in this Agreement, the Company hereby undertakes that from the day of signing this Agreement to the earlier of (i) the termination of the Agreement and (ii) the Closing it will refrain, and will procure that any other member of the Alpine Group will refrain, from initiating any measures or steps which may adversely affect the success or the timely completion of the Exchange Offer or the agreements of the Parties set forth herein.

9.6

The Company will (i) inform Acorn and the Bidder as soon as legally possible under statutory law and reasonably practical if it has been approached by a third party in relation to a situation, which could reasonably be expected to result in a public offer for Alpine Shares by a third party (a “Competing Offer”), or other transactions that, if implemented, would jeopardize the success of the Exchange Offer and (ii) disclose to Acorn the material terms and contents of such Competing Offer. The Company will not enter into any agreement which may reasonably interfere with such obligations.

9.7	Further, the Company shall not and shall ensure that no other member of the Alpine Group will, directly or indirectly:

9.7.1

solicit, i.e., actively ask for, a Competing Offer, or another transaction, proposal or approach which is economically or otherwise comparable to or competitive with a Competing Offer and that, if implemented, could impair, interfere with, hinder, delay or otherwise adversely affect the consummation of the Exchange Offer; or

9.7.2

enter into any communications, discussions, negotiations, correspondence or arrangements or make available any confidential documents relating to the Alpine Group or its business with a view to actively soliciting any Competing Offer or any other transaction that if implemented could impair, interfere with, hinder, delay or otherwise adversely affect the consummation of the Exchange Offer.

9.8	Nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of the Alpine Group from:

9.8.1	providing information duly requested or required by a regulatory authority;

9.8.2	reviewing any proposal by a third party;

9.8.3

engaging with a third party that submits a bona fide unsolicited proposal that (a) is reasonably likely to result in a fully financed Competing Offer that is a not only insignificantly (unbedeutend) superior transaction than the Transaction (taking into account the material expected benefits, including synergies, of the Transaction) (a “Superior Offer”) and (b) in relation to which no member of the Alpine Group breached Section 9.7.1 and provided that the Company has made available to the Bidder any non-public information it has made available to such third party to the extent such information was not previously provided to the Bidder;

9.8.4	including any statement in the Reasoned Statement which is required by law, case-law (Rechtsprechung) or the administrative practice of BaFin;

9.8.5

acting in accordance with (i) their fiduciary and other duties under applicable law, in particular, the duty of care and loyalty under Sections 93 and 116 German Stock Corporation Act (Aktiengesetz – “AktG”), (ii) the concept of managerial neutrality (Section 33 WpÜG) and (iii) managerial tasks and duties including the business judgment rule (Sections 76, 93 as well as 116 AktG). For the avoidance of doubt, a non-fulfilment of provisions under the agreement required by fiduciary and other duties under applicable law will not be (or result in) a breach of any of the Company’s obligations under this Agreement.

9.9

Nothing in this Agreement shall prevent Acorn or the Acorn Board from making an amendment, withdrawal, qualification or modification of its recommendation to its shareholders as described in Section 9.2.4 (such amendment, withdraw, qualification or modification a “Modification in Recommendation”) if the Acorn Board determines in good faith, after consultation with external legal counsel of recognized standing, that failure to effect a Modification in Recommendation would be inconsistent with the fiduciary duties of the directors of Acorn under applicable law. For the avoidance of doubt, a Modification in Recommendation will not be (or result in) a breach of any of Acorn’s obligations under this Agreement.

9.10

The Parties shall promptly notify each other of the occurrence of any circumstance which would be reasonably likely to result in a Closing Failure or the non-compliance with any of such Party’s obligations under this Agreement, or which would otherwise be reasonably likely to have a negative impact on the completion of the Transaction.

10	Reasoned Statement by the Company’s Corporate Bodies on the Exchange Offer

10.1

Without undue delay (unverzüglich), and in any case within two (2) weeks from the publication of the Offer Document, the Management Board and the Supervisory Board shall (i) prepare a statement required pursuant to Section 27 WpÜG (begründete Stellungnahme, the “Reasoned Statement”) either separately or jointly, (ii) publish the Reasoned Statement pursuant to Sections 27 para 3 and 14 para. 3 WpÜG and (iii) not withdraw or amend adversely to Acorn or withdraw their intention, or otherwise breach their obligation, to provide, the Reasoned Statement as long as the requirements set forth in Sections 10.2 are fulfilled.

10.2

In the Reasoned Statement of the Management Board and Supervisory Board it shall be reflected that the Management Board and Supervisory Board, after having duly reviewed and analyzed the Exchange Offer (including reviewing the Offer Document) and acting in good faith with regard to their duties, (i) regard the Exchange Ratio and the Offer Consideration as fair, adequate and attractive, (ii) welcome and support the Exchange Offer and (iii) recommend to the holders of Alpine Shares the acceptance of the Exchange Offer, provided that:

10.2.1	the Exchange Offer complies with the terms of this Agreement;

10.2.2

in case of a Superior Offer, if the Company has without undue delay (unverzüglich) notified the Bidder after becoming aware of the Superior Offer, the more beneficial terms can be matched and the Bidder has matched such more beneficial terms within ten (10) Business Days following the publication of the offer document relating to such Superior Offer (“the Bidder’s right to match”); and

10.2.3

no other circumstances exist that, as confirmed in writing to the Management Board by an external legal counsel of recognized standing, would cause the members of the Management Board to violate their duties under applicable law by welcoming and supporting the Exchange Offer or not issuing a recommendation for a Competing Offer.

For the avoidance of doubt, without limiting the generality of the foregoing, the members of the Management Board and Supervisory Board shall not be restrained in their right to issue a recommendation for a Superior Offer if and to the extend not issuing such recommendation would, as confirmed in writing by an external legal counsel of recognized standing, cause the members of the Management Board and Supervisory Board to breach their duties.

10.3

The Company will instruct a financial advisor to the Company to deliver an opinion to the Management Board and the Supervisory Board on the date of the Reasoned Statement with respect to the fairness to the holders of Alpine Shares, from a financial point of view, of the Offer Consideration to be received by holders of Alpine Shares in the Exchange Offer. This clause does not contain any representation by the Company regarding the result of the fairness opinion.

10.4	The Management Board and Supervisory Board will afford the Bidder and its advisors the opportunity to, and the Bidder and its advisors shall, review the Reasoned Statement prior to its publication.

11	Covenants

11.1

During the period from the date of this Agreement to the earlier of (i) the termination of the Agreement and (ii) the Closing, the Company, subject to the fiduciary duties of the members of Management Board and the Supervisory Board as well as to the extent permitted by law (including antitrust and foreign investment control law), shall, and shall ensure that the Company’s Subsidiaries will, in all material respects consistent with past practice, carry on its and their business in the ordinary course, including the current strategy and, in addition to that, refrain from (unless Acorn has granted its prior written consent, such consent not to be unreasonably withheld, upon the Company’s request):

(a)

making an investment to acquire or expand into new business segments or a disposal other than already provided for in the business plan and/or entering into binding obligations concerning any material M&A transactions which have not been communicated or otherwise known to the public markets prior to the date of this Agreement if the aggregate value or investment amount of one or more of the aforementioned measures exceeds (i) EUR 15 million in the first twelve months after conclusion of this Agreement (ii) and EUR 30 million from the beginning of the thirteenth months after conclusion of this Agreement (i.e. EUR 30 million in the aggregate from the date of this Agreement); and/or

(b)	incurring additional indebtedness in of more than EUR 10 million; and/or

(c)

(i) issuing any new shares or any other voting securities or equity equivalent or any securities convertible into such shares or securities (“Equity Securities”), including shares issued by Affiliates of the Company to non-Affiliates, except for the issuance of Alpine Shares resulting from the exercise of stock options issued under the authorizations mentioned in section 4 (5k) of the Company’s articles of association and the issuance of new stock options to employees and members of the management board under the authorizations mentioned in section 4 (5k) of the Company’s articles of association, in each case in the ordinary course of business consistent with past practice, (ii) purchasing, redeeming or otherwise acquiring any Equity Securities or (iii) effecting a split, reverse split, combination or reclassification of any Equity Securities; and/or

(d)	proposing to pay any dividend or paying any dividend without a corresponding shareholders resolution; and/or

(e)

taking any action that would reasonably be expected to impair, interfere with, hinder, delay or otherwise adversely affect the consummation of the Transaction (including the satisfaction of any of the Offer Conditions of the Exchange Offer).

11.2

During the period from the date of this Agreement to the earlier of (i) the termination of the Agreement and (ii) the Closing, Acorn, subject to the fiduciary duties of the members of the Acorn Board, as well as to the extent permitted by law (including antitrust and foreign investment control law) shall, and shall ensure that Acorn’s Subsidiaries, including the Bidder, will, in all material respects consistent with past practice, carry on its and their business in the ordinary course, including the current strategy and, in addition to that, shall refrain from (unless the Company has granted its prior written consent, such consent not to be unreasonably withheld, upon Acorn’s request):

(a)

making an investment to acquire or expand into new business segments or a disposal other than already provided for in the business plan and/or entering into binding obligations concerning any material M&A transactions which have not been communicated or otherwise known to the public markets prior to the date of this Agreement if the aggregate value or investment amount of one or more of the aforementioned measures exceeds (i) EUR 15 million in the first twelve months after conclusion of this Agreement (ii) and EUR 30 million from the beginning of the thirteenth months after conclusion of this Agreement (i.e. EUR 30 million in the aggregate from the date of this Agreement); and/or

(b)	incurring additional indebtedness in of more than EUR 10 million; and/or

(c)

(i) issuing any Equity Securities except for (A) Holdco Shares issued in connection with the Transaction or as otherwise expressly contemplated by this Agreement, (B) issuances of Acorn Options, Acorn RSUs, Acorn PSUs and Acorn Restricted Stock Awards in the ordinary course of business consistent with past practice to employees, officers and directors pursuant to Acorn Equity Plans or (C) (1) issuance of Equity Securities in respect of any exercise of any Acorn Options or the vesting or settlement of other Acorn Equity Awards (including, for the avoidance of doubt, Acorn RSUs, Acorn PSUs and Acorn Restricted Stock Awards), in each case outstanding on the date hereof or as may be granted after the date hereof in the ordinary course of business consistent with past practice or (2) the purchase or sale of Equity Securities pursuant to the exercise of Acorn Options or tax withholding with respect to Acorn Equity Awards, in each case outstanding on the date hereof or as may be granted after the date hereof in the ordinary course of business consistent with past practice if necessary to effectuate an Acorn Option or other award direction upon exercise or for withholding of taxes, (ii) purchasing, redeeming or otherwise acquiring any Equity Securities, except for purchases made pursuant to Acorn’s current share repurchase authorization, or (iii) effecting a split, reverse split, combination or reclassification of any Equity Securities; and/or

(d)

taking any action that would reasonably be expected to impair, interfere with, hinder, delay or otherwise adversely affect the consummation of the Transaction (including the satisfaction of any of the Offer Conditions of the Exchange Offer).

11.3

Acorn shall not declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any outstanding Acorn Shares, other than the declaration and payment of quarterly cash dividends on the outstanding Acorn Shares consistent with past practice until Closing.

11.4

During the period from the date of this Agreement to the earlier of (i) the termination of the Agreement and (ii) the Closing, the Company will cause each member of the Alpine Group and Acorn will cause each member of the Acorn Group to keep in place the existing procedures to prevent any of their respective directors, officers, employees, representatives and agents from carrying out any acts in the performance of their respective employment and duties related to the respective Party’s group which would constitute an offence under the applicable laws, including, anti-corruption laws, anti-money laundering laws or sanctions laws and regulations or any similar applicable laws in any other jurisdiction in which the Alpine Group carries on its business.

11.5

Prior to the Closing the Company will ask the lenders under the SME-loan agreement (Mittelstandsdarlehen DB) with Deutsche Bank AG Filiale Deutschlandgeschäft, dated October 23, 2019, and the syndicated loan agreement (Konsortial-Kreditvertrag) with Bayerische Landesbank and Deutsche Bank AG Filiale Deutschlandgeschäft, dated September 25, 2018 and amended on July 1, 2020, for written consents wherein such lenders consent to the consummation of the Transaction and waive such lenders’ rights to terminate its loans and commitments under the aforementioned agreements after settlement of the Exchange Offer as a consequence of the change of control of the Company. The Company and the Bidder shall use their reasonable best efforts that the consent is granted. If and to the extent the consent is not granted, the Bidder and the Company shall use their reasonable best efforts that the loans and commitments are replaced by other loans and commitments. In addition, the Bidder and the Company shall use their reasonable best efforts to limit any termination of material commercial agreements based on the change of control of the Company that could be triggered in connection with the Closing.

11.6

Prior to the Effective Time, the Bidder and Acorn shall use their respective reasonable best efforts to cause the Holdco Shares issuable to Acorn shareholders as Merger Consideration and issuable to Alpine Shareholders in connection with the consummation of the Exchange Offer to be approved for listing on NASDAQ and the regulated market and the prime standard of the regulated market of the Frankfurt Stock Exchange, subject, in each case, to official notice of issuance (Antrag auf Notierungsaufnahme).

11.7

Prior to the Effective Time, Acorn and the Bidder shall take all such steps as may be required to cause any dispositions of Acorn Shares (including derivative securities with respect to Acorn Shares) or acquisitions of Holdco Shares (including derivative securities with respect to Holdco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acorn or the Bidder, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

11.8

The Company will inform the Bidder, prior to the occurrence thereof, of its intention to undertake any of the actions described in Sections 11.1(a) through (f). Acorn will inform the Company, prior to the occurrence thereof, of its intention to undertake any of the actions described in Section 11.2 (a) through (e).

12	Business Strategy

12.1

Acorn and the Bidder are effecting the Merger and making the Exchange Offer, as applicable, to combine the complimentary technology and product portfolios of the companies to create a high-performing optical networking platform that is better positioned to compete with larger market players. This combination provides greater scale in R&D activities allowing the combined company to be more innovative and competitive in growing global markets driven by the transition to next generation networks, government initiatives for higher bandwidth and hyper-connectivity.

12.2

The Combined Group will have an expanded customer base and addressable market creating go-to-market scale with the increased breadth of product offerings. The geographic footprint and focus of the two companies is complementary and aligns well with the market focus with the Company’s strength in Europe, and Acorn’s strength in the U.S.

12.3

Significant synergies shall be achieved through increased operational scale, combined sales channels, reduced duplication in administration and improved terms in combined sourcing and production costs.

12.4	The Bidder values the Company’s SAP and Salesforce applications and does not intend to change them.

12.5	Any dividend policy will duly consider the financial needs of the Company and its subsidiaries in light of its business strategy.

12.6	The Bidder has currently no intentions or plans, which could result in an increase of the Company’s current indebtedness and future obligations outside the ordinary course of business.

12.7

The Bidder values the Company’s commitment to the development of solutions in the area of secure transport infrastructure and government-focused markets and will ensure that reasonable national security considerations are reflected in the Combined Group’s business plans.

13	Composition of Boards and Senior Management Team of the Bidder

The Parties and the Bidder Board agree to use their reasonable best efforts, subject to the organizational and governance rules under applicable stock corporation law and any applicable fiduciary duties, to take all action necessary (including to amend the Governing Documents of the Bidder, as needed) to staff the respective boards of the Bidder and the Company and the senior management team of the Bidder as promptly as reasonably practicable after the Closing as follows

13.1	Board of Directors of the Bidder:

13.1.1

Immediately prior to the Closing, the size of the Bidder Board shall be expanded to an overall number of six board members composed of six members of the current Acorn Board (as selected by Acorn). Immediately following the Closing, (i) the size of the Bidder Board shall be expanded to an overall number of nine board members and (ii) three members from the current Management Board and Supervisory Board of the Company, Brian Protiva, Nikos Theodosopoulos and Johanna Hey, shall be appointed to the Bidder Board.

13.1.2

In accordance with Rule 438 of the Securities Act, any Prospective Board Member shall prior to the filing of the Registration Statement provide Acorn and the Bidder executed consents, in the form attached as Annex 13.1.2 to being named in the Registration Statement and the Offer Document as persons anticipated to become a director of the Bidder and to the filing of such consents as exhibits to the Registration Statement.

13.1.3

Thomas Stanton, Acorn’s chief executive officer and current chairman of the Acorn Board, shall become chairman of the Bidder Board, and, upon becoming member of the Bidder Board, Brian Protiva, the current chairman of the Management Board of the Company and the Company’s chief executive officer shall be appointed Vice Chairman of the Bidder Board, serving as executive vice chairman until December 31, 2022 and subsequently as non-executive vice chairman.

13.2	The senior management team of the Bidder post-closing shall be composed of as follows (the “Senior Management Team”):

(a)	Thomas Stanton as chief executive officer;

(b)	Michael Foliano as chief financial officer, transitioning to Ulrich Dopfer within five years from Closing unless Mr. Dopfer has been offered a severance package;

(c)	Christoph Glingener as chief technical officer;

(d)	Scott St. John as chief marketing and sales officer unless Mr. St. John has been offered a six month transition and a severance package; and

(e)	Paulus Bucher as chief operations officer unless Mr. Bucher has been offered a six month transition and a severance package.

To the extent members of the Senior Management Team currently have service contracts with Alpine, such service contracts shall be replaced by contracts with the Bidder. The new service contracts shall have terms (i) no less favorable in all material respects than the current terms with Alpine (as of the date of this Agreement), including term and remuneration elements, up to December 31, 2022 and (ii) no less favorable, with respect to such person’s new role at the Bidder, than the terms of the service contracts in place between Acorn (or its Subsidiaries) and those individuals holding corresponding positions at Acorn (or its Subsidiaries) (adjusted for local market norms).

13.3	Supervisory Board of the Company

The Bidder does not intend to change the size of the Supervisory Board. The Bidder intends to be represented in the Supervisory Board in a manner which appropriately reflects its shareholding following Closing.

13.4	Management Board of the Company

The Bidder intends to change the size and composition of the Management Board. Save for the potential conclusion of a domination and profit and loss pooling agreement with the Bidder, the Management Board shall continue to manage the Company independently and exclusively in its own responsibility pursuant to and within the framework of European and German law.

14	Headquarters; Reporting

14.1

The business of the Combined Group will be operated from Acorn’s current headquarters located in Huntsville, Alabama. The German and the European headquarters of the Combined Group will be Alpine’s current head office in Planegg/Martinsried.

14.2

There will be no change to the location of the Company’s corporate seat and operations in Meiningen, the head-office Plannegg/Martinsried nor to the locations of the Company’s German material businesses. The Bidder supports the current plan, as disclosed to the Bidder prior to the date of this Agreement, regarding the Terafactory in Meiningen.

14.3

Except as otherwise provided for in this Agreement, the combined enterprise as a result of the Business Combination (“Combined Group”) will have internal steering and reporting lines customary for a publicly-listed company in the United States, provided that applicable mandatory European and German law (including sections 76 (1) AktG, 39 (1) SE-Regulation) is observed.

14.4

As long as the Company is listed on the Frankfurt Stock Exchange or has minority shareholders it shall continue to prepare its financial statements in IRFS, but it shall provide all necessary information to adjust the financial information to US-GAAP so that they can be included into the consolidated US GAAP financial statement for the Combined Group.

15	Conduct of Sensitive Business in Germany and Europe

15.1

The Parties are aware of the technological importance of the Company’s business for Germany and the European Union. The Parties strongly consider and highly value their future relevance for the technological development and contribution to communication infrastructures in Europe and will continue to do so in the Combined Group.

15.2

To support this aim, the Company has set up a separate business unit, ADVA Network Security (“ANS”), to consolidate all of the Company’s business relating to government customers and critical infrastructure.

15.3

Acorn shall also support the Combined Group’s business, and ANS specifically, in any endeavors to apply for and secure research and development grants relating to the Combined Group’s business as well as ensure compliance with obligations under any research and development grants already obtained by the Company.

16	Workforce and Employees

16.1

Acorn and the Company have complementary product and geographic focus, which will offer opportunity for growth and development for the combined employee base. Both companies highly value their employees and the Combined Group will shape the future success of the Combined Group based on the joint foundation of valued, competent, and committed employees around the world.

16.2	Acorn and the Bidder will support the Management Board in maintaining and developing an attractive and competitive framework to retain an excellent global employee base.

16.3

The Bidder undertakes to ensure the adequate participation of the Company’s employees in Combined Group’s success by incentive schemes. At the option of the holder thereof, each option to purchase Alpine Shares (an “Alpine Option”) that is outstanding and unexercised immediately prior to the Closing may be converted at or after the Closing into a Bidder Option to purchase (i) Holdco Shares (rounded down to the nearest whole share) equal to the product of (A) the number of Alpine Shares subject to such Alpine Option immediately prior to the Closing and (B) the Exchange Ratio, (ii) at an exercise price per Alpine Share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per Alpine Share of such Alpine Option immediately prior to the Closing and (B) the Exchange Ratio. Except as expressly provided in this Section 16.3, each such Bidder Option shall be subject to (1) the same vesting and expiration terms as applied to such Alpine Option immediately prior to the Closing and (2) the same terms and conditions (other than vesting and expiration terms) as applied to Acorn Options immediately prior to the Effective Time. Alpine’s senior management, Brian Protiva, Ulrich Dopfer, Christoph Glingener and Scott St. John, have each agreed, pursuant to separate agreements with the Bidder, to convert their respective Alpine Options into Bidder Options on the same terms as set forth in this Section 16.3, however, the members of the Management Board are entitled to exercise vested Alpine Options in accordance with past practice until Closing.

17	Name

The name of the enterprise operated as a result of the Business Combination shall be “ADTRAN Holdings, Inc.”.

18	Corporate Measures

The Bidder may consider the initiation of a delisting of the Alpine Shares in the future, following settlement of the Exchange Offer or at a later date, depending on the stake of the Bidder, prevailing market conditions and other economic considerations, and, later, a squeeze-out, in each case subject to all applicable legal requirements. For the avoidance of doubt, nothing in this Agreement shall limit (i) the rights and obligations of the Bidder towards the Company which would arise, for example, from a domination and/or a profit and loss transfer agreement pursuant to Sections 308, 309 Stock Corporation Act or (ii) prevent the Bidder or the Company from seeking to enter into and/or to adopt resolutions in favor of any enterprise agreements pursuant to Section 291 of the German Stock Corporation Act.

19	Approval by Corporate Bodies

19.1

Acorn hereby confirms that the Acorn Board has agreed to conclude and execute this Agreement. No further approval or permission is required on Acorn’s part for concluding and signing this Agreement. For the avoidance of doubt, for the consummation of the Merger Acorn Shareholders’ Approval is necessary.

19.2

The Bidder hereby confirms that the Bidder Board has agreed to conclude and execute this Agreement. No further approval or permission is required on the Bidder’s part for concluding and signing this Agreement.

19.3

Merger Sub hereby confirms that the board of directors of Merger Sub has agreed to conclude and execute this Agreement. No further approval or permission is required on Merger Sub’s part for concluding and signing this Agreement.

19.4	The Company hereby confirms that its Management and Supervisory Boards have agreed to conclude and execute this Agreement.

20	General Cooperation Principles regarding Regulatory Clearances

20.1

Acorn, the Bidder and the Company shall closely cooperate with each other in relation to the regulatory approval processes, in particular satisfaction of the Offer Conditions set forth in Sections 5.2.3(d) to 5.2.3(i) (“Regulatory Clearances”) in the manner described hereafter.

20.2

Acorn (or, in the case of the CFIUS Clearance, Acorn and the Company or their respective Affiliates) will file (or in the case of (i) the CFIUS Clearance where it is required under the DPA or (ii) the European Commission or other authorities where it is customary, submit a draft filing) for the Regulatory Clearances without undue delay hereafter. Where the Company is also obliged to make a filing, the Company will make such filing without undue delay hereafter and, in the case of the CFIUS Clearance, each of Acorn and the Company shall, or shall cause their respective Affiliates to promptly making any final filing in connection with the CFIUS Clearance and in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing. In addition to and not in limitation of the foregoing, with respect to the NS&I Approval, the Parties agree to make a voluntary submission to the Department for Business, Energy and Industrial Strategy to inform it about the Transaction as soon as practicable after the Acceptance Period. All filing fees in connection with the Regulatory Clearances shall be equally borne by Acorn and the Company (excluding, for the avoidance of doubt, any fees of lawyers or other advisors of any Party which each Party pays itself).

20.3

Each of Acorn and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain, as promptly as reasonably practicable, satisfaction of the Regulatory Clearances. In furtherance of the foregoing, each of Acorn and the Company shall, and shall cause their respective Affiliates to, co-operate, to the extent legally permissible, in all respects with each other in the preparation of the filings and in connection with any submission, investigation or inquiry, supply to any competent authority as promptly as practicable, or in the case of the CFIUS Clearance within the timeframes set forth in the DPA, any additional information requested pursuant to any applicable law or regulation and take all other procedural actions required in order to obtain any applicable clearance or to cause any applicable waiting periods to commence and expire. Notwithstanding anything to the contrary in this Section 20 (or elsewhere in this Agreement to the extent relating to the Regulatory Clearances), (x) no Party shall be required to propose, negotiate or offer to effect, or consent or commit to any Divestiture or Remedy (each as defined below) if such Divestiture or Remedy, individually or in the aggregate with any other Divestiture or Remedy, would reasonably be expected to be material to the Bidder and its Subsidiaries, taken as a whole, after giving effect to the Transaction, taking into account the benefits expected to result from the Transaction, and (y) a party or its Subsidiaries shall only be required (subject in all cases to clause (x)) to agree Divestiture or Remedy if effectiveness thereof is conditioned on the consummation of the Exchange Offer. For the purpose of this Section 20.3, “Divestiture” means any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein; and “Remedy” means any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein.

20.4

Acorn and the Company shall promptly provide the relevant other Party with all reasonably required and relevant information concerning itself, its Subsidiaries and, to the extent available, concerning its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, notification or application to be made by or on behalf of Acorn and/or the Company or any of their respective Subsidiaries to any Person and/or any Regulatory Authority in connection with the Transaction, if necessary by way of communicating on a confidential counsel-to-counsel basis.

20.5

Acorn and the Company shall promptly (i) provide the relevant other Party with a copy of all notices or other material communications received or provided by Acorn or the Company, as the case may be, from or to any regulatory authority relating to the Transaction, except, in the case of the CFIUS Clearance, to the extent that such communications are submitted confidentially, and (ii) give the relevant other Party reasonable prior notice of any meeting or planned discussions with any governmental authority in respect of the Transaction and, unless the other relevant other party is prohibited by applicable law or order or by the relevant governmental authority from participating or engaging in such discussions, give the other relevant Party the opportunity to participate in such meetings or discussions.

20.6

The Parties will discuss in good faith how to address any issues raised by any governmental authority with jurisdiction over the Regulatory Clearances (each, a “Regulatory Authority”) with respect to the Transaction and, thereafter, notwithstanding the Company’s rights under Section 20.5, Acorn will (or in the case of the CFIUS Clearance, Acorn and the Company will) as soon as advisable with regard to the agreed timeline for the consummation of the Exchange Offer, at the latest 30 days after any issues have been raised by any Regulatory Authority, enter into discussions, and if provided by applicable law, formal negotiations with any Regulatory Authority that raised any issue with respect to the Transaction to explore the possibility of addressing such issue by offering commitments which might be a mitigation agreement, or other obligations or conditions to the granting by such Regulatory Authority of its approval of the Transaction.

20.7

Notwithstanding anything to the contrary in this Agreement, including the foregoing provisions of this Section 20, Acorn shall have the right to direct and take the lead in (i) coordinating and making, including determining the timing of, all filings with Regulatory Authorities in connection with the Transaction, (ii) determining the strategy for, and making all material decisions related to, the Parties obtaining all Regulatory Clearances, (iii) coordinating and making all communications with Regulatory Authorities related to the Parties obtaining all Regulatory Clearances, except for confidential communications in the case of the CFIUS Clearance or except if required by law or any Regulatory Authority, and (iv) resolving any action related to any such Regulatory Clearance or the Transaction by any governmental authority, including any governmental inquiry, investigation or proceeding initiated by a private party.

20.8

The obligations under this Section 20 shall be subject to applicable laws, including laws relating to the sharing of information. The Parties acknowledge that the non-disclosure agreement entered into by Acorn and the Company on July 16, 2019 as well as Section 25.1 shall apply with regard to any information furnished to the relevant other Party hereunder provided however, that the effective date defined in the aforementioned non-disclosure agreement shall be substituted by the date of this Agreement.

21	Effectiveness, Term and Termination

21.1	The Agreement shall become effective upon signing of this Agreement and shall have a fixed term of two (2) years.

21.2	Subject to Section 20, the Agreement may be terminated with immediate effect by giving notice thereof to the other Party,

21.2.1	by the Company or Acorn if

(a)

the Exchange Offer lapses as result of non-satisfaction of the Offer Conditions prior to the End Date; provided, however, that the terminating Party is not then in breach, in any material respect, of any of its material covenants or agreements under this Agreement relating to the relevant Closing Condition; and/or

(b)

the respective other Party violates its material obligations under this Agreement and such a violation has not been cured within thirty (30) Business Days after the breach has been made known by the terminating Party, save for all other claims for damages resulting from any breach of any obligation under this Agreement; and/or

(c)	the Exchange Offer has not been settled by the End Date.

21.2.2	by the Company in the following cases:

(a)	the Offer Consideration offered in the Exchange Offer is lower than the Offer Consideration agreed in Section 5.2.1;

(b)	the Exchange contains offer conditions that differ (in anything other than de minimis respects) from those specified in Section 5.2.3;

(c)	the intentions of Acorn as published in the Offer Document with regard to the strategy of Acorn differ materially from those set forth in this Agreement;

(d)

the offer document of a Superior Offer has been published by a third party and (i) the Bidder has not amended the Exchange Offer to match such Superior Offer in the period set out in Section 10.2.2 and, as a consequence thereof and (ii) the Management Board and Supervisory Board are entitled to support the Superior Offer under the provisions of this Agreement; provided, however, that the Company has negotiated with Acorn in good faith following or prior to publication of the offer document of the Superior Offer; or

21.2.3	by Acorn if:

(a)

the Management Board and/or Supervisory Board does not recommend to Alpine Shareholders to accept the Exchange Offer in its Reasoned Statement in accordance with Section 10.2 or withdraws the Reasoned Statement or amends the Reasoned Statement in any way that could impair, interfere with, hinder, delay or otherwise adversely affect the consummation of the Exchange Offer; and/or

(b)	a Superior Offer has been settled; and/or

(c)	in the period between the date of the Agreement and the Publication of the Offer Document a Target Material Adverse Change or Material Compliance Violation occurs.

21.3

Notice of any termination must be given in writing and must be made within ten (10) Business Days after the terminating Party having become aware of the event triggering a termination right. In the event of termination of this Agreement, this Agreement shall have no further effect, save for Sections 21 to 25 but without prejudice to the accrued rights of each Party upon termination. The termination shall not affect the right of any Party to claim damages pursuant to applicable laws due to fraud or the willful and material breach by another Party of its obligations under this Agreement.

21.4

The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term

(Section 314 para. 1 sent. 1 of the German Civil Code (Bürgerliches Gesetzbuch)).

22	Assignment, No Third Party Rights, Costs

22.1	Any rights under this Agreement may only be assigned with the prior written consent of the other Parties.

22.2

For the avoidance of doubt, this Agreement shall only grant rights to the Parties and shall not constitute a contract for the benefit of third parties (Vertrag zu Gunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung für Dritte).

22.3

Except as specifically set forth otherwise in this Agreement, each Party shall pay their respective expenses (including fees and expenses of legal counsel, investment bankers, brokers, finders, and other representatives or consultants) in connection with the Transaction.

23	Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email (provided that receipt of the email is promptly confirmed by telefax or email which the receiving Party shall be confirming without undue delay after receipt of such email) to the Person at the address set forth below, or such other Person or address as may be designated by the respective Party to the other Parties in the same manner:

(i)	if to Acorn or the Bidder:

ADTRAN, Inc.

Att. Thomas Stanton, Chief Executive Officer

901 Explorer Blvd.

Huntsville, AL 35806

Email: ***

with copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis International LLP

Att. Dr. Achim Herfs; Dr. Benjamin Leyendecker

Maximilianstrasse 11

80539 Munich, Germany

F +49 89 2030 6100

Email: achim.herfs@kirkland.com; ben.leyendecker@kirkland.com

and

Kirkland & Ellis LLP

Att: Sarkis Jebejian, P.C. and Carlo Zenkner

601 Lexington Avenue

New York, NY 10022

Email: sarkis.jebejian@kirkland.com; carlo.zenkner@kirkland.com

F: +1 (212) 446-4900

(ii)	if to the Company:

ADVA Optical Networking SE

Att. Brian Protiva, Chief Executive Officer

Fraunhoferstr. 9a

82152 Martinsried/Munich, Germany

Email: ***

with copy to (which copy shall not constitute notice hereunder):

Hogan Lovell International LLP

Att. Dr. Michael Rose

Karl-Scharnagl-Ring 5

80539 Munich, Germany

F +49 89 290 12 0

Email: michael.rose@hoganlovells.com

24	Governing Law, Dispute Resolution

24.1

This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany. Without limitation, in case of a breach of this Agreement, the rules of the German Civil Code (Bürgerliches Gesetzbuch) on the compensation of damages shall apply.

24.2

Any dispute arising from or in connection with this Agreement and its consummation shall be finally settled by three (3) arbitrators, of which each of Acorn, the Bidder and the Company may nominate one, in accordance with the arbitration rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V.) without recourse to the courts of law. Exclusive legal venue of the arbitration shall be Munich, Germany. The language of the arbitral proceedings will be English.

25	Miscellaneous

25.1	Confidentiality; Termination of Standstill

Except for the communication set forth in Section 4 of this Agreement, the confidentiality agreement by and between Acorn and the Company dated July 16, 2019 (the “Confidentiality Agreement”) applies to this Agreement mutatis mutandis, provided however, that the effective date defined in the aforementioned non-disclosure agreement shall be substituted by the date of this Agreement.

25.2	Cleansing

If and to the extent legally required to enable the Bidder to acquire shares in the Company in connection with the Exchange Offer and subject to the Management Board’s fiduciary duties under German law at the relevant point in time, the Company shall, at the Bidder’s reasonable request, issue a cleansing statement pursuant to Article 17 of the MAR or through a press release at the relevant point in time.

25.3	Severability, Entire Agreement, Amendments and Waivers

25.3.1

Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke); in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter, or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

25.3.2

This Agreement (including all Exhibits hereto) contains all of the Parties’ agreements and understandings with respect to the subject matter hereof. No collateral agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties. Any and all amendments to this Agreement or waivers must be made in writing, unless stricter requirements as to their form are required by mandatory law. This shall also apply to any waiver of compliance with the provisions of this Section 25.3.2.

25.4	Interpretation, Language

25.4.1

In case of any contradiction between legally mandatory provisions under the Takeover Law as interpreted by BaFin (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the Takeover Law shall prevail and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

25.4.2

Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation. The headings of the Sections and sub Sections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

25.4.3	This Agreement is made in the English language.

25.5	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. A facsimile or email transmission of scanned or executed counterparts of this Agreement shall be sufficient to bind a Party to the same extent as an original.

[Signature page to follow]

Munich, Germany, August 30, 2021 /s/ Brian Protiva 1st signature ADVA Optical Networking SE Name: Brian Protiva Position: CEO	Huntsville, Alabama, USA, August 30, 2021 /s/ Thomas R. Stanton 1st signature ADTRAN, Inc. Name: Thomas R. Stanton Position: CEO

Huntsville, Alabama, USA, August 30, 2021 /s/ Thomas R. Stanton 1st signature Acorn HoldCo, Inc. Name: Thomas R. Stanton Position: CEO	Huntsville, Alabama, USA, August 30, 2021 /s/ Thomas R. Stanton 1st signature Acorn MergeCo, Inc. Name: Thomas R. Stanton Position: CEO

Norcross, GA, USA, August 30, 2021 /s/ Ulrich Dopfer 2nd signature ADVA Optical Networking SE Name: Ulrich Dopfer Position: CFO	Huntsville, Alabama, USA, August 30, 2021 /s/ Michael Foliano 2nd signature ADTRAN, Inc. Name: Michael Foliano Position: Senior VP of Finance & CFO

Huntsville, Alabama, USA, August 30, 2021 /s/ Michael Foliano 2nd signature Acorn HoldCo, Inc. Name: Michael Foliano Position: CFO	Huntsville, Alabama, USA, August 30, 2021 /s/ Michael Foliano 2nd signature Acorn MergeCo, Inc. Name: Michael Foliano Position: CFO

Annex 4.1.1 - Offer Announcement

Announcement of the decision to make a

voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot)

pursuant to Section 10 paras. 1 and 3 in connection with Sections 29 para. 1 and 34 of the

German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

Bidder:

Acorn HoldCo, Inc.

901 Explorer Boulevard

Huntsville, Alabama

United States

incorporated under the laws of Delaware, United States of America, and registered with the division of corporations of the state of Delaware, United States, under registration number 6141966.

Target:

ADVA Optical Networking SE

Märzenquelle 1-3

98617 Meiningen-Dreißigacker

Germany

incorporated under German law and registered with the commercial register of the local court of Jena, Germany, under HRB 508155

(WKN: 510300 / ISIN: DE0005103006)

On 30 August 2021, Acorn HoldCo, Inc. (the “Bidder”), a newly formed corporation incorporated under the laws of Delaware, United States, and a wholly-owned subsidiary of ADTRAN, Inc., a company incorporated under the laws of Delaware, United States with registered address in Wilmington, United States (“ADTRAN”), decided to make a voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) to the shareholders of ADVA Optical Networking SE (the “Company”) for the acquisition of all non-par value bearer shares in the Company (ISIN DE0005103006), each share representing a proportionate amount of EUR 1.00 of the share capital of the Company, (the “ADVA Shares”) in the form of an exchange offer (the “Exchange Offer”).

As consideration for the tendered ADVA Shares, the Bidder offers for each tendered ADVA Share 0.8244 common shares in the Bidder (the “HoldCo Shares”).

Annex 4.1.1 - 1

Shortly prior to the settlement of the Exchange Offer, ADTRAN shall become a wholly-owned subsidiary of the Bidder through a merger of ADTRAN as surviving entity and an indirect wholly-owned subsidiary of the Bidder (“MergerSub”) in accordance with applicable Delaware law (the “Merger”). The Merger will be subject to the launch of the Exchange Offer and satisfaction of all offer conditions (as described below) of the Exchange Offer. Upon completion of the Exchange Offer and the Merger (together, the “Business Combination”), the Bidder will become the holding company for the Company and ADTRAN. ADTRAN shareholders would own approximately 54% and ADVA shareholders would own approximately 46% of the equity of the Bidder, assuming a tender of 100% of ADVA Shares.

The Exchange Offer will be subject to certain closing conditions, including the approval by a majority of ADTRAN shareholders, a minimum acceptance threshold of 70% of all ADVA Shares outstanding, antitrust approvals and foreign investment control clearances, the declaration of effectiveness by the U.S. Securities and Exchange Commission of the Registration Statement on Form S-4 regarding the issuance of HoldCo Shares, as well as other customary offer conditions.

The Bidder has concluded an irrevocable undertaking with EGORA Holding GmbH and its wholly-owned subsidiary EGORA Investments GmbH, under which such shareholders have committed to accept the Exchange Offer for in total 7,000,000 ADVA Shares which are held by them (representing approximately 13.7% of the Company’s share capital). The irrevocable undertaking qualifies as an “instrument” within the meaning of Section 38 German Securities Trading Act (Wertpapierhandelsgesetz, WpHG).

Today, ADTRAN, MergerSub, the Bidder and the Company entered into a business combination agreement regarding the principal terms and conditions of the Business Combination and the Exchange Offer as well as the mutual intentions and understandings with regard to the future collaboration.

The offer document for the Exchange Offer (in the German language and a non-binding English translation thereof) and other information relating to the Exchange Offer will be published on the internet at www.acorn-offer.com.

Important Notice

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in the Company. The Exchange Offer itself as well as its terms and conditions and further provisions concerning the Exchange Offer will be set out in the offer document in detail after the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) has permitted the publication of the offer document. Investors and holders of shares in the Company are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Exchange Offer upon their availability since they will contain important information.

Annex 4.1.1 - 2

The Exchange Offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Exchange Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Munich, 30 August 2021

Acorn HoldCo, Inc.

Annex 4.1.1 - 3

Annex 4.1.2 - Ad hoc Announcement

Ad-hoc notification pursuant to Article 17 of the Market-Abuse-Regulation (EU) No. 596/2014

ADVA Optical Networking SE and ADTRAN, Inc., sign agreement on business combination and public exchange offer

Munich, Germany, 30 August 2021. Today, ADVA Optical Networking SE (“ADVA”) and ADTRAN, Inc. (“ADTRAN”) have signed a business combination agreement (“BCA”) to combine the two companies, creating a leading global product and service provider of end-to-end fiber networking solutions for communications service provider, enterprise and government customers. In order to achieve the business combination, ADVA and ADTRAN shall be combined under a new holding company (“HoldCo”) that was incorporated by ADTRAN as its subsidiary and will apply for an admission of its shares to be traded on NASDAQ and on the Frankfurt Stock Exchange. Pursuant to the BCA, ADTRAN and ADVA will each become a direct subsidiary of HoldCo; ADTRAN through a merger pursuant to US-law and ADVA by means of a public exchange offer (“Offer”) to all ADVA shareholders. HoldCo will publish its decision to make a voluntary public takeover offer in form of an exchange offer to all ADVA shareholders, pursuant to Section 10 para. 1 and 3 of the German Takeover Act (WpÜG).

Under the terms of the offer, each ADVA share will be exchanged for 0.8244 HoldCo shares, valuing ADVA at EUR 17.17 per share based on ADTRAN’s closing share price of USD 24.57 and representing a premium of 33% to ADVA’s closing price, each as of August 27, 2021, the last trading day prior to the signing of the BCA. On a three-months volume-weighted average basis, the offer is equivalent to EUR 14.98 per ADVA share based on ADTRAN’s three-months volume-weighted average share price as of August 27, 2021, representing a premium of 22% to ADVA’s three-months volume-weighted average share price for the same period, an equity value of EUR 789 million, and an enterprise value of EUR 759 million for an implied multiple of 1.3x LTM Revenue. ADTRAN shares will be exchanged for shares in the new holding company on a one-for-one basis. After the business combination, former ADVA shareholders would own approximately 46% of the combined company’s equity and former ADTRAN shareholders approximately 54%, if all ADVA shareholders were to fully subscribe to the Offer.

Closing of the transaction is expected to occur during the second or third quarter of 2022 and will be subject to certain conditions. These will include receipt of all required merger control and foreign investment control clearances, a minimum acceptance rate of 70% of the outstanding shares in ADVA, the approval by ADTRAN shareholders, the non-performance of certain actions by ADVA, as well as the non-occurrence of certain material adverse events and other customary closing conditions.

Annex 4.1.2 - 1

The members of ADVA’s management and supervisory boards welcome the Offer. Subject to a thorough analysis of the Offer document, their fiduciary and other legal obligations, they intend to support the Offer.

The HoldCo has concluded an irrevocable undertaking with EGORA Holding GmbH and its wholly-owned subsidiary EGORA Investments GmbH, under which such shareholders have committed to accept the Exchange Offer for shares which represent approximately 13.7% of ADVA’s share capital.

The combined company will be named ADTRAN Holdings, Inc., and have its global headquarters in Huntsville, Alabama. The European headquarters will be in Planegg/Martinsried near Munich. HoldCo’s board of directors will, after closing, consist of nine members and be staffed by three representatives of ADVA and six representatives of ADTRAN. Thomas Stanton, Chairman and CEO of ADTRAN, will serve in the same capacity following the close of the transaction. ADVA’s CEO, Brian Protiva, will transition into the role of Executive Vice Chairman. Out of ADVA’s current supervisory board, Chairman Nikos Theodosopoulos and Johanna Hey will serve as members of HoldCo’s board of directors. ADTRAN’s CFO, Michael Foliano, will remain in his current role and ADVA’s CTO, Christoph Glingener, will serve in the same capacity for the combined company.

Based on the published results for the twelve months ended June 30, 2021, the combined company generates about USD 1.2bn in yearly turnover. With the business combination, ADVA and ADTRAN aim to achieve annual run rate pre-tax synergies of approximately USD 52m (EUR 44m) by year 2 post-closing. In order to achieve these synergies, one-off-expenses of approximately USD 37m (EUR 31m) are to be estimated, whereby the parties’ transaction costs are already included.

Notifying person and contact for Investors:

Steven Williams

t: +49 89 890 66 59 18

investor-relations@adva.com

Contact for press:

Gareth Spence

Tel.: +44 1904 69 93 58

public-relations@adva.com

Annex 4.1.2 - 2

Annex 4.2 - Press Release

ADTRAN and ADVA Announce Combination to Create Global, Scaled End-to-End Fiber Networking Solutions Leader

•	Combination expands product offering and strengthens position as a global fiber networking innovation leader with combined revenue of $1.2B

•

Highly complementary businesses create a global, scaled end-to-end provider to better serve customers with differentiated fiber networking solutions, spanning metro edge, aggregation, access and subscriber connectivity

•	Creates a stronger and more-profitable company, poised to benefit from the unprecedented investment cycle in fiber, an expanded market opportunity and increased scale

•	Meaningful value creation with over $50 million in annual run-rate cost synergies

•	All-stock transaction with ADTRAN shareholders to own approximately 54% and ADVA shareholders to own approximately 46% of the combined company, assuming a tender of 100% of ADVA shares

•	Combined company to be dual-listed on the NASDAQ and Frankfurt Stock Exchange

HUNTSVILLE, AL and MUNICH, GERMANY, AUGUST 30, 2021 –ADTRAN, Inc. [Nasdaq: ADTN] and ADVA [FSE: ADV] announced today the entry into a business combination agreement to combine the two companies and create a leading global, scaled provider of end-to-end fiber networking solutions for communications service provider, enterprise and government customers. The merger combines ADTRAN’s global leadership in fiber access, fiber extension and subscriber connectivity solutions with ADVA’s global leadership in metro wavelength division multiplexing, data center interconnect, business ethernet and network synchronization solutions.

Both companies are pioneers in open, disaggregated ~~s~~olutions with a shared vision for the future of fiber networking. The combined business will offer a comprehensive portfolio for providing homes, businesses and 5G infrastructure with scalable, secure and assured fiber connectivity, paired with cloud-managed Wi-Fi connectivity and SaaS applications that optimize the performance of the network and improve the customer experience.

“We are in the early stages of an unprecedented investment cycle in fiber connectivity, especially in the U.S. and Europe, fueled by the demand for last-mile fiber access and middle-mile transport to provide high-speed connectivity to homes, businesses and future 5G infrastructure,” said ADTRAN Chairman and CEO Thomas Stanton. “By joining forces, our combined firm’s portfolio will better position us to capitalize on this highly compelling global opportunity. We expect the transaction will create significant long-term value for both companies’ stakeholders by increasing our scale and improving our ability to serve as a trusted supplier for customers worldwide.”

“The business combination is an outstanding opportunity to leverage the complementary nature of our customers and product portfolios and the compatibility of our companies’ businesses and culture,” said ADVA CEO Brian Protiva. “We are excited to join forces and create a world-class team with exceptional technology expertise and customer focus. Our shared vision and passion for innovative networking solutions will benefit our customers through an enhanced value proposition, including a fully integrated end-to-end architecture for enterprise, access and metro core markets.”

The companies also note that the combination will leverage its trusted supplier status to communications service providers, to create an expanded, secure and more-comprehensive portfolio for government networks and critical infrastructure. The combined company will continue to support all customers in its current markets and will continue to benefit from world-class R&D teams to help advance the next generation of fiber communications networks.

Annex 4.2 - 1

ACCELERATING GROWTH AND DRIVING VALUE CREATION

The combination of ADTRAN and ADVA is expected to create significant value for the shareholders of both companies, with approximately $52 million in pre-tax annual cost synergies realized within two years post-closing, driven by identified supply chain efficiencies and operating model optimization.

Importantly, the combination will create opportunities to better serve customers. This will enable the combined company to accelerate its growth profile by utilizing a broader regional presence and the enhanced cross-selling opportunities facilitated by complementary product lines.

TRANSACTION DETAILS

ADTRAN and ADVA will combine under a new holding company (which will be renamed ADTRAN Holdings, Inc. following the closing) pursuant to an all-stock exchange offer for 100% of ADVA’s outstanding shares.

Under the terms of the offer, each ADVA share will be exchanged for 0.8244 shares of common stock in the new holding company. The offer is equivalent to €14.98 per ADVA share based on ADTRAN’s 3-month VWAP as of August 27, 2021, representing a premium of 22% to ADVA’s 3-month VWAP for the same time period, an equity value of €789 million, and an enterprise value of €759 million for an implied multiple of 1.3x LTM Revenue. ADTRAN shares will be exchanged for shares in the new holding company on a one-for-one basis. At the closing, ADTRAN shareholders will own approximately 54% of the equity of the combined company and ADVA shareholders will own approximately 46%, assuming a tender of 100% of ADVA shares.

The new holding company will commence the public takeover offer after approval of the offer document by the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht / BaFin), which ADTRAN anticipates occurring in November 2021. The offer will be subject to certain closing conditions, including a minimum acceptance threshold of 70% of the outstanding shares in ADVA, majority approval by ADTRAN shareholders, regulatory approvals, and other customary closing conditions.

The business combination agreement has been approved unanimously by the ADTRAN Board of Directors and the ADVA Management and Supervisory Boards. The transaction also has the strong support of ADVA’s largest shareholder, Egora, which has entered into an irrevocable commitment to tender into the offer shares representing 13.7% of ADVA’s outstanding shares.

The companies anticipate completing the transaction during the second or third quarter of 2022, subject to receipt of required regulatory approvals, as well as satisfaction of other customary closing conditions. The new holding company, in coordination with the ADVA Management and Supervisory Boards, intends to pursue a delisting and squeeze-out of the ADVA shares, following settlement of the offer or at a later date, depending on the new holding company’s shareholding in ADVA, prevailing market conditions and other economic considerations.

THE COMBINED COMPANY

The combined company will be named ADTRAN Holdings, Inc.. Its global headquarters will be located in Huntsville, AL and its European headquarters will be in Munich, Germany.

The new management team and Board of Directors will have a balanced mix of executives from both companies. ADTRAN’s Chairman and CEO, Tom Stanton, will serve in the same capacity following the close of the transaction. ADVA’s CEO, Brian Protiva, will transition into the role of Executive Vice Chairman. ADTRAN’s CFO, Mike Foliano, will remain in his current role and ADVA’s CTO, Christoph Glingener, will serve in the same capacity for the combined entity.

Annex 4.2 - 2

The Board of Directors of the combined company will comprise 9 directors, 6 of whom will be directors designated by ADTRAN and 3 of whom will be directors designated by ADVA.

The combined company will be dual-listed on the NASDAQ and Frankfurt Stock Exchange.

ADVISORS

BofA Securities is acting as exclusive financial advisor to ADTRAN, and Jefferies is acting as exclusive financial advisor to ADVA. Kirkland & Ellis LLP is serving as legal counsel to ADTRAN, and Hogan Lovells International LLP is serving as legal counsel to ADVA.

CONFERENCE CALL INFORMATION

ADTRAN and ADVA will host a conference call and simultaneous webcast at 8:30 a.m. Eastern Time on August 30th, 2021 to discuss the transaction. To attend the live listen-only webcast, participants should register online at www.adtran.com/investor.

If you are unable to participate in the teleconference, a webcast replay will be available two hours following the call on the Investor Relations Web page at www.adtran.com/investor and will remain available for at least 12 months.

To find more information about the combination, please visit www.acorn-offer.com

About ADTRAN

At ADTRAN, Inc., we believe amazing things happen when people connect. From the cloud edge to the subscriber edge, we help communications service providers around the world manage and scale services that connect people, places and things to advance human progress. Whether rural or urban, domestic or international, telco or cable, enterprise or residential—ADTRAN solutions optimize existing technology infrastructures and create new, multi-gigabit platforms that leverage cloud economics, data analytics, machine learning and open ecosystems—the future of global networking. Find more at ADTRAN, LinkedIn and Twitter.

About ADVA

ADVA is a company founded on innovation and focused on helping our customers succeed. Our technology forms the building blocks of a shared digital future and empowers networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at www.adva.com.

Media Contact:

ADTRAN: Rhonda Lambert, Rhonda.Lambert@adtran.com

ADVA: Stephan Rettenberger, SRettenberger@adva.com

Important Information For Investors And Stockholders

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Annex 4.2 - 3

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at acorn-offer.com.

Certain Information Regarding Participants

ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

Annex 4.2 - 4

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

Annex 4.2 - 5

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

The Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Annex 4.2 - 6

Annex 4.6 - Communication Plan for customers and employees

ADVA CEO Letter to All ADVA Employees

Subject Line: Important Update

All,

I am very excited to announce our market impacting strategic news that will strengthen our competitive position, as well as secure our hard work over the last few years.

As you may have seen, we are combining with ADTRAN, creating a global innovation powerhouse in converged access and packet edge fiber networking. Based in Huntsville, Alabama in the U.S., ADTRAN is a leading global provider of fiber access, fiber extension and subscriber connectivity solutions. This is the right path forward for our long-term success!

The combination with ADTRAN is consistent with our strategy to increase our scale by winning new customers and expanding our product offering for existing customers. Together, we will be able to offer customers differentiated, end-to-end fiber networking solutions spanning metro, edge, access, enterprise and subscriber connectivity. Combining with ADTRAN will help us to accelerate our growth by utilizing our larger scale, which will enhance our ability to compete and will enable cross-selling opportunities for our complementary product lines.

In addition to being a strong business fit, we share many of the same values and have a similar company culture. I first reached out to Tom, CEO of ADTRAN, almost 14 years ago, and we have established a strong relationship with mutual respect and a common vision for market developments. What I love is that Tom values people as much as we do. He values the customer experience as much as we do and he is transparent, clear, and as strong in his conviction as our own executive team. In addition, as a management team, we have gotten to know the entire ADTRAN leadership team throughout this process, and we are excited to join forces as we bring our two impressive companies together.

The transaction is expected to close during the second or third quarter of 2022, subject to regulatory approvals and other customary closing conditions. The mutual company will be listed on the NASDAQ and the Frankfurter exchange (Börse). Until we receive regulatory approval and close the transaction, ADVA and ADTRAN will continue to operate as separate companies.

In the meantime, our focus should remain on our core mission – innovation and customer experience. So, don’t get distracted as we need to put our heads down and focus on Q3 and beyond. In other words, it is business as usual. We are committed to being transparent with all of you throughout this process and will provide updated information as we reach key milestones. We will be hosting town hall meetings today and tomorrow, where we will share more details on this exciting announcement.

As with any announcement of this size, it will take us time to work through the details. For now, it will be business as usual. If you receive any inquiries from the press, please do not engage and forward immediately to Stephan Rettenberger at SRettenberger@adva.com.

Annex 4.6 - 1

In the meantime, please read the press release for more details.

Go ADVA - Go ADTRAN!

Brian Protiva

[attach press release ]

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at Acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at Acorn-offer.com.

Certain Information Regarding Participants

ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Annex 4.6 - 2

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Annex 4.6 - 3

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

The Offer

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Annex 4.6 - 4

ADVA Customer / Partner / Supplier Letter

Subject: Important Update

Dear [NAME],

I am writing to inform you of an exciting development at our company.

We announced that ADVA has entered into a business combination agreement with ADTRAN, a U.S.-based global leader in fiber access, fiber extension and subscriber connectivity solutions, to combine our two companies.

We believe our combination will create many opportunities to better serve end-to-end fiber networking solutions spanning metro edge, aggregation, access and subscriber connectivity. Additionally, we anticipate that by utilizing our collective world-class R&D and engineering teams, we will be better positioned to accelerate innovation and offer our customers differentiated solutions.

Going forward, it will be business as usual and all existing customer, partner and supplier relationships will remain intact. Until we receive all required regulatory approvals and close the transaction, ADVA and ADTRAN will continue to operate as separate companies. As we integrate the two companies, we will be focused on the best ways to offer our enhanced value proposition and partner with you.

If you have any questions, please do not hesitate to contact your ADVA representative with any questions or concerns. Once again, we greatly appreciate your partnership as we begin our next chapter. We look forward to speaking with you soon.

Yours sincerely,

Brian Protiva

CEO of ADVA

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Annex 4.6 - 5

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at Acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at Acorn-offer.com.

Certain Information Regarding Participants

ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

Annex 4.6 - 6

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Annex 4.6 - 7

The Offer

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Annex 4.6 - 8

Annex 5.2.3(j)(2)(i) - EBITDA

IFRS net income/expense (reported)

Less tax income/plus tax expense

Less financial income/plus financial expense

Less interest income/plus interest expense

= IFRS operating income (reported)

Plus depreciation and amortization

Minus rent expense as if IFRS 16 has not been considered

ADVA EBITDA (IFRS)

Annex 5.2.3(j)(2)(i) - 1

Annex 5.2.7 - Intentions of the Bidder

9.    Intentions of the Bidder and ADTRAN

The intentions described below are the shared intentions of the Bidder and ADTRAN. These intentions refer to the date of the publication of the Offer Document. Neither the Bidder nor ADTRAN have any intentions deviating from the intentions set forth in Sections (a) to (f) of the Offer Document. The intentions set forth in Sections (a) to (f) of the Offer Document have their legal basis in the Business Combination Agreement.

The Bidder acknowledges that the management board and the Supervisory Board are at any time free to take any decisions and carry out any measures in their own responsibility, even if this would contradict or would not be in line with the intentions of the Bidder set forth below in Sections (a) to (f) of the Offer Document, if and to the extent such decisions or measures are, according to the assessment of the management board and supervisory board of the Target in the best interest of the Target and its shareholders, employees and other stakeholders.

(a)	Future business activity, assets and future obligations of Target

The objective of the Offer is to combine the complimentary technology and product portfolios of both ADTRAN and the Target to create a high-performing optical networking platform that is better positioned to compete with larger market players. This combination provides greater scale in R&D activities allowing the combined group to be more innovative and competitive in growing global markets driven by the transition to next generation networks, government initiatives for higher bandwidth and hyper-connectivity.

The Bidder expects the combined group to have an expanded customer base and addressable market creating go-to-market scale with the increased breadth of product offerings. It considers the geographic footprint and focus of the two companies to be complementary and to align well with the market focus with the Target’s strength in Europe, and ADTRAN’s strength in the U.S.

The Bidder intends to achieve significant synergies through increased operational scale, combined sales channels, reduced duplication in administration and improved terms in combined sourcing and production costs.

The Bidder values the Target’s SAP and Salesforce applications and does not intend to change them.

Annex 5.2.7 - 1

When deciding on dividends, the Bidder will take the financial situation of the Target Group and its business strategy into consideration.

The Bidder has currently no intentions or plans, which could result in an increase of the Target’s current indebtedness and future obligations outside the ordinary course of business.

The Bidder values the Target’s commitment to the development of solutions in the area of secure transport infrastructure and government-focused markets and will ensure that reasonable national security considerations are reflected in the combined group’s business plans.

The name of the enterprise operated as a result of the business combination between the Bidder, ADTRAN and the Target shall be “ADTRAN Holdings, Inc.”. Other than that, the Bidder does not intend to cause the Target or any member of the Target Group to change its company name after settlement of the Offer.

The Bidder has no further intentions with respect to the Offer regarding the future assets and obligations of the Target.

(b)	Registered office of the Target and location of material parts of the business

The business of the combined group will be operated from ADTRAN’s current headquarters located in Huntsville, Alabama, United States. The German and the European headquarters of the combined group will be the Target’s current head office in Planegg/Martinsried.

The Bidder does not intend to change the location of the Target’s corporate seat and operations in Meiningen, Germany or the head-office Plannegg/Martinsried, Germany. The Bidder also does not intend to change the location of the Target’s German material business. The Bidder supports the current plan, as disclosed to the Bidder prior to the date of the Business Combination Agreement, regarding the Terafactory in Meiningen, Germany.

The Bidder has no further intentions with respect to the Offer regarding the registered office and the location of the Target or material parts of the business.

(c)	Employees, employee representation and employment conditions

The Bidder will focus on the activities of a holding company and as such on the management of the combined group and expects to only have a few employees. It is not expected that there will be any employee representation on the Bidder level.

The Bidder, ADTRAN and the Target acknowledge that ADTRAN and the Target have a complementary product and geographic focus, which will offer opportunity for growth and development for the combined employee base. Both companies highly value their employees and the Bidder believes that the combined group will shape the future success of the combined group based on the joint foundation of valued, competent, and committed employees around the world.

Annex 5.2.7 - 2

The Bidder and ADTRAN intend to support the Management Board in maintaining and developing an attractive and competitive framework to retain an excellent global employee base.

Pursuant to the Business Combination Agreement, the Bidder undertakes to ensure the adequate participation of the Target employees in the combined group’s success by incentive schemes. At the option of the holder thereof, each option to purchase Target Shares (an “Target Option”) that is outstanding and unexercised prior to the settlement of the Offer may be converted at or after the settlement of the Offer into an option to purchase (i) Bidder Shares (rounded down to the nearest whole share) equal to the product of (A) the number of such Target Shares subject to such Target Option immediately prior to the settlement of the Offer and (B) the Exchange Ratio (ii) at an exercise price per Target Share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per Target Share of such Target Option immediately prior to the settlement of the Offer and (B) the Exchange Ratio. Subject to the terms of the Business Combination Agreement, each such option shall be subject to (i) the same vesting and expiration terms as applied to such Target Option immediately prior to the settlement of the Offer and (ii) the same terms and conditions (other than vesting and expiration terms) as applied to options of ADTRAN immediately prior to the effective time of the Merger. The Target’s senior management, Brian Protiva, Ulrich Dopfer, Christoph Glingener and Scott St. John, have each agreed, pursuant to separate agreements with the Bidder, to convert their respective Target Options into options of the Bidder on the same terms as set forth in the Business Combination Agreement, however, the members of the management board are entitled to exercise vested options in accordance with past practice until the settlement of the Offer.

The Bidder does not intend to cause the Target to take or initiate any action aiming at the amendment or termination of existing shop agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or similar agreements, in particular relating to work conditions of the employees of the Target Group.

The Bidder further intends to respect the rights of the employees, works councils (Betriebsräte) and unions (Gewerkschaften) existing within, or with regards, to the Target and the Target Group.

Annex 5.2.7 - 3

The Bidder has no further intentions with respect to the Offer regarding employees, employee representation and employment conditions.

(d)	Members of the board of directors and senior management of the Bidder and Management Board and the Supervisory Board

Pursuant to the Business Combination Agreement, the Bidder, ADTRAN and the Target agree to use their reasonable best efforts, subject to the organizational and governance rules under applicable stock corporation law and any applicable fiduciary duties, to take all action necessary (including to amend the governing documents of the Bidder, as needed) to staff the respective board of the bidder and the Target and the senior management team of the Bidder as promptly as reasonably practicable following the settlement of the Offer.

(i)	Board of directors and senior management of the Bidder

Immediately prior to the settlement of the Offer, the size of the board of directors of the Bidder shall be expanded to an overall number of six board members composed of six members of the current board of directors of ADTRAN (as selected by ADTRAN). Immediately following the settlement of the Offer, (i) the size of the board of directors of the Bidder shall be expanded to an overall number of nine board members and (ii) three members from the current management board and supervisory board of the Target, Brian Protiva, Nikos Theodosopoulos and Johanna Hey, shall be appointed to the board of directors of the Bidder. Thomas Stanton, ADTRAN’s chief executive officer and current chairman of the board of directors of ADTRAN, shall become chairman of the board of directors of the Bidder, and, upon becoming member of the board of directors of the Bidder, Brian Protiva, the current chairman of the Management Board and the Target’s chief executive officer shall be appointed vice chairman of the board of directors of the Bidder, serving as executive vice chairman until December 31, 2022 and subsequently as non-executive vice chairman.

The senior management team of the Bidder following the settlement of the Offer shall include of the following persons: Thomas Stanton (chief executive officer), Michael Foliano (chief financial officer) and Christoph Glingener (chief technical officer). To the extent members of the senior management team currently have service contracts with the Target, such service contracts shall be replaced by contracts with the Bidder. The new service contracts shall have terms (i) no less favorable in all material respects than the current terms with the Target (as of the date of the Business Combination Agreement), including term and remuneration elements, up to December 31, 2022 and (ii) no less favorable, with respect to such person’s new role at the Bidder, than the terms of the service contracts in place between ADTRAN (or its subsidiaries) and those individuals holding corresponding positions at ADTRAN (or its subsidiaries) (adjusted for local market norms).

Annex 5.2.7 - 4

(ii)	Members of the Management board and the Supervisory Board

The Management Board consists of four members. The Bidder intends to change the size and composition of the Management Board. Save for the potential conclusion of a domination and profit and loss pooling agreement with the Bidder, the Management Board shall continue to manage the Target independently and exclusively in its own responsibility pursuant to and within the framework of European and German law.

The Supervisory Board consists of three members. The Bidder does not intend to change the size of the Supervisory Board. The Bidder intends to be represented in the Supervisory Board in a manner which appropriately reflects its shareholding following settlement of the Offer.

(e)	Conduct of Sensitive Business in Germany and Europe

The Bidder is aware of the technological importance of the Target’s business for Germany and the European Union. Pursuant to the Business Combination Agreement, the parties strongly consider and highly value their future relevance for the technological development and contribution to communication infrastructures in Europe and will continue to do so in the combined group.

To support this aim, the Target has set up a separate business unit, ADVA Network Security, to consolidate all of the Target’s business relating to government customers and critical infrastructure.

Pursuant to the Business Combination Agreement, ADTRAN will also support the combined group’s business and ADVA Network Security specifically, in any endeavors to apply for and secure research and development grants relating to the combined group’s business as well as ensure compliance with obligations under any research and development grants already obtained by the Target.

(f)	Intended structural measures

After settlement of the Offer and subject to having reached the required majority, the Bidder intends to take the following structural measures:

(i)	Squeeze-Out

The Bidder may, if it has reached the necessary thresholds, commence a squeeze-out of the remaining Target Shareholders. A squeeze-out transaction may be effected in three ways: (i) a cash merger squeeze-out pursuant to Sections 62(1) and 62(5) of the German Transformation Act, if the Bidder holds at least 90% of the Target’s share capital, excluding treasury shares and shares held for the account of the Target itself, (ii) a corporate squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz), if the Bidder holds at least 95% of the Target’s share capital, excluding treasury shares and shares held for the account of the Target or (3) a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act, if the Bidder acquires in connection with the Offer at least 95% of the Target’s share capital, excluding treasury shares and shares held for the account of the Target.

Annex 5.2.7 - 5

In the event of a cash merger squeeze-out or a corporate squeeze-out, shares of the Target Shareholders who did not tender their shares in the Offer will automatically be converted into the right to receive adequate cash compensation. In a squeeze-out transaction, the Bidder will determine the adequate compensation using the Target’s discounted earnings (Ertragswert) or, if appropriate, discounted cash flow, to value the the Target Shares. In general, the compensation must not be less than the VWAP of the Target Shares for the three-month period prior to the announcement of the Bidder’s intention to effect such squeeze-out transaction. In a takeover squeeze-out, the consideration offered in connection with the Offer shall be considered adequate where the Bidder has acquired, in connection with the Offer, shares representing not less than 90% of the share capital (excluding treasury shares) for which the Offer was made. Following the approval of a cash merger squeeze-out or a corporate squeeze-out by a shareholder meeting of the Target and its registration with the competent commercial register, each remaining minority Target Shareholder may challenge such determination pursuant to the German Appraisal Proceedings Act (Spruchverfahrensgesetz). The amount of compensation paid for Target Shares in an appraisal proceeding, if any, may be higher or lower than, or equal to, the Offer Consideration. However, appraisal rights are not available in connection with a takeover squeeze-out. If the Bidder is unable to complete a squeeze-out, the remaining Target Shareholders will continue to be entitled to all ordinary shareholder rights (except for annual dividends in the case of a DPLTA as defined below).

(ii)	Domination and Profit and Loss Transfer Agreement

The Bidder may consider entering into a domination and profit and loss transfer agreement (“DPLTA”) with the Target if it is expected that the required 75% majority of the Target Shareholders in a shareholders’ meeting approving the DPLTA will be reached. The decision will depend on whether a DPLTA is needed to implement synergies and on the financial feasibility. Under a DPLTA, the Bidder would be able to give legally binding instructions to the executive board of the Target and would receive the full annual profit of the Target. Any loss would have to be balanced by the Bidder. A DPLTA would facilitate the integration of the Bidder and the Target Group and the implementation of synergies. However, the Target’s remaining shareholders would have to be granted a put right at the fair value of the Target Shares and would be entitled to a receive annual guaranteed dividend payment as compensation for the transfer of profits to the Bidder. The put price and the amount of the guaranteed dividend would be fixed in the DPLTA. The guaranteed dividend will be based on the amount that is likely to be distributed as the average dividend per share, given the Target’s past and current results of operations determined pursuant to the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz), and the Target’s future earnings prospects. The put price shall reflect the intrinsic value of the Target Shares. It can be based on the market price, or determined on the basis of discounted earnings (Ertragswert) or discounted cash flow valuation method, but must not be less than the volume weighted average market price, or VWAP, of the Target shares for the three-month period prior to the announcement of the Bidder’s intention to enter into a DPLTA. The remaining Target minority shareholders can challenge the determination of the put price and guaranteed dividend in the DPLTA in appraisal proceedings pursuant to the German Appraisal Proceedings Act (Spruchverfahrensgesetz). The put price for ADVA shares in an appraisal proceeding, if any, may be higher or lower than, or equal to, the Offer Consideration.

Annex 5.2.7 - 6

(iii)	Delisting

The Bidder may consider, depending on the stake of the Bidder, prevailing market conditions and other economic considerations, to implement, in coordination with and the support of the management board and the Supervisory Board, a withdrawal of the admission for trading of the Target Shares from all regulated markets (Regulierten Märkten) in accordance with the WpÜG and the German Stock Exchange Act (Börsengesetz – “BörsG”) (delisting) or as a result of a squeeze-out, and to apply or propose to suspend inclusion in the open market segments (Freiverkehr) of the stock exchanges Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart as well as Tradegate Exchange.

Annex 5.2.7 - 7

Annex 6.7 - Bidder’s Amended and Restated Certificate of Incorporation and Bylaws

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ADTRAN HOLDINGS, INC.

The Corporation was incorporated under the name “Acorn HoldCo, Inc.” by the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware on August 10, 2021 (the “Original Amended and Restated Certificate of Incorporation”). This Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”), which amends, restates and integrates the provisions of the Original Amended and Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of the stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The Original Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

Section 1.1    Name. The name of the Corporation is ADTRAN Holdings, Inc. (the “Corporation”).

ARTICLE II

Section 2.1    Address. The address of its registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 N. Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

Section 3.1    Purpose. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 4.1    Authorized Capital. The total number of shares of stock which the Corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares of common stock, par value $0.01 per share (“Common Stock”), and Fifty Million (50,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Section 4.2    Common Stock.

(a)    Voting Rights. Except as otherwise provided in this Certificate of Incorporation or otherwise required by applicable law, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b)    Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors of Directors of the Corporation (the “Board of Directors”) from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

Annex 6.7 - 1

(c)    Liquidation. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock shall be divided among and paid ratably to the holders of Common Stock.

Section 4.3    Preferred Stock.

(a)    Preferred Stock may be issued from time to time by the Corporation for such consideration as may be fixed by the Board of Directors. The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, without further stockholder approval, the designation of such series, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of such series of Preferred Stock and the number of shares of such series, and as may be permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, each series of Preferred Stock, if any, may differ from those of any and all other series at any time outstanding.

(b)    Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(c)    Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designation relating to such series of Preferred Stock).

ARTICLE V

Section 5.1    Board of Directors.

(a)    Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b)    Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of Preferred Stock as set forth in this Certificate of Incorporation (including any preferred stock designation).

(c)    In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

(1)    To make, amend, alter, change, add to or repeal, in whole or in part, the Bylaws of the Corporation (the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation.

(2)    To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

Annex 6.7 - 2

(3)    To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

(4)    By a majority of the whole Board of Directors, to designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution or in the by-laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, the by-laws may provide that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(5)    When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders’ meeting duly called upon such notice as is required by statute, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its Board of Directors shall deem expedient and for the best interests of the Corporation.

(d)    Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of Preferred Stock as set forth in this Certificate of Incorporation (including any preferred stock designation).

ARTICLE VI

Section 6.1    Meetings of Stockholders. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 6.2    Action by Written Consent. Any corporate action upon which a vote of stockholders is required or permitted may be taken with the written consent of stockholders having not less than a majority of all of the stock entitled to vote upon the action if a meeting were held; provided that in no case shall the written consent be by holders having less than the minimum percentage of the vote required by statute for the proposed corporate action and provided that prompt notice be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

ARTICLE VII

Section 7.1    Limitation of Liability. (a) No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is subsequently amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended DGCL. For purposes of this Article VII, “fiduciary duty as a director” also shall include any fiduciary duty arising out of serving at the Corporation’s request as a director of another corporation, partnership, joint venture or other enterprise, and “personal liability to the Corporation or its stockholders” also shall include any liability to such other corporation, partnership, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise.

Annex 6.7 - 3

Any repeal or modification of Section 7.1 of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII

Section 8.1    Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in this Section 8.1 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Further, the Corporation also may indemnify and hold harmless employees and agents of the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), and such discretionary authority to indemnify employees and agents of the Corporation shall be vested in, and may be exercised by, the Board of Directors of the Corporation; provided, however, that the Board of Directors of the Corporation shall have no discretionary authority relative to the indemnification of an employee or agent of the Corporation where the DGCL specifically provides that indemnification is mandatory. The right to indemnification conferred in this Article relative to directors and officers of the Corporation shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.2    Payment of Mandatorily Indemnified Claims. If a claim relative to which a director, officer, employee or agent is entitled to be mandatorily indemnified under Section 8.1 is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Annex 6.7 - 4

Section 8.3    Non-Exclusivity. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 8.4    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE IX

Section 9.1    Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE X

Section 10.1    Forum: Court of Chancery. Unless the Corporation selects or consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware or, if and only if neither the Court of Chancery nor any state court sitting in the State of Delaware has subject matter jurisdiction, then the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against the Corporation or any director or officer of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws, (5) any action asserting a claim against the Corporation or any director or officer of the Corporation governed by the internal affairs doctrine or (6) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Section 10.2    Forum: Federal District Courts. Unless the Corporation selects or consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws against the Corporation or any director or officer of the Corporation.

Annex 6.7 - 5

Section 10.3    Consent to Forum. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X and personal jurisdiction and venue in any state or federal court located in the State of Delaware for any action or proceeding set forth in above clauses 1 to 6 of Section 10.1 and any complaint set forth in Section 10.2.

ARTICLE XI

Section 11.1    Amendments. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other person whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

* * *

This Amended and Restated Certificate of Incorporation shall be effective on [●] at [a][p].m.

Annex 6.7 - 6

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Thomas Stanton, its Chief Executive Officer, this [●] day of [●].

ADTRAN HOLDINGS, INC.

By:
Name: Thomas Stanton
Title: Chief Executive Officer

Annex 6.7 - 7

AMENDED AND RESTATED

BYLAWS

OF

ADTRAN HOLDINGS, INC.

ARTICLE I

OFFICES

Section 1.1 Location. The address of the registered office of the Corporation in the State of Delaware and the name of the registered agent at such address shall be as specified in the Certificate of Incorporation or, if subsequently changed, as specified in the most recent Certificate of Change filed pursuant to law. The Corporation may also have other offices at such places within or without the State of Delaware as the Board of Directors may from time to time designate or the business of the Corporation may require.

Section 1.2 Change of Location. In the manner permitted by law, the Board of Directors or the registered agent may change the address of the Corporation’s registered office in the State of Delaware and the Board of Directors may make, revoke or change the designation of the registered agent.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, and on such date and at such time as the Board of Directors may fix by resolution and as set forth in the notice of the meeting.

Section 2.2 Special Meetings. Special meetings of stockholders, unless otherwise prescribed by law, may be called at any time by the Chairman of the Board, by the Chief Executive Officer, by the President or by order of the Board of Directors. Special meetings of stockholders prescribed by law for the election of Directors shall be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary whenever required to do so pursuant to applicable law. Special meetings of stockholders shall be held on such date and at such time and at such place, if any, either within or without the State of Delaware, as shall be designated in the notice of meeting or by means of remote communication. Except as otherwise provided in Section 3.4 with respect to the nomination of Directors, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.

Section 2.3 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Corporation shall prepare and make, or cause to be prepared and made, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting based upon the record date for such meeting determined pursuant to Section 5.8 (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the Corporation registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law.

Annex 6.7 - 8

Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders entitled to vote at any meeting of stockholders or to vote in person or by proxy at any such meeting.

Section 2.4 Notice of Meeting. Except as otherwise prescribed by law, a notice of each meeting of stockholders, in the form of a writing or electronic transmission, shall be given by the Corporation, not more than sixty (60) nor less than ten (10) days before the date of such meeting, to each stockholder entitled to vote thereat, which notice shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to such stockholder at his or her address as the same appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

An affidavit of the Secretary, an Assistant Secretary or the transfer agent or other agent of the Corporation that notice has been duly given shall be evidence of the facts stated therein.

Section 2.5 Adjourned Meetings and Notice Thereof. Any meeting of stockholders may be adjourned to another time or place, and the Corporation may transact at any adjourned meeting any business which might have been transacted at the original meeting. Notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken, unless (a) any adjournment or series of adjournments cause the original meeting to be adjourned for more than thirty days after the date originally fixed therefor, or (b) a new record date is fixed for stockholders entitled to vote at the adjourned meeting. If notice of an adjourned meeting is given, such notice shall be given to each stockholder of record entitled to vote at the adjourned meeting in the manner prescribed in Section 2.4 for the giving of notice of meetings.

Section 2.6 Quorum. At any meeting of stockholders, except as otherwise expressly required by law or by the Certificate of Incorporation, the holders of record of at least a majority of the outstanding shares of capital stock entitled to vote or act at such meeting shall be present in person or represented by proxy in order to constitute a quorum for the transaction of any business. If, however, such quorum shall not be present in person or represented at any meeting of stockholders, the chair of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.5, until a quorum shall be present or represented. At any such adjourned meeting at which there is a quorum present, any business may be transacted that might have been transacted at the meeting originally called. When a quorum is once present to organize a meeting, the quorum cannot be destroyed by the subsequent withdrawal or revocation of the proxy of any stockholder. Shares of capital stock owned by the Corporation or by another corporation, if a majority of the shares of such other corporation entitled to vote in the election of Directors is held by the Corporation, shall not be counted for quorum purposes or entitled to vote.

Annex 6.7 - 9

Section 2.7 Voting.

(a)    General. At any meeting of stockholders, each stockholder holding, as of the record date, shares of capital stock entitled to be voted on any matter at such meeting shall have one vote on each such matter submitted to vote at such meeting for each such share of capital stock held by such stockholder, as of the record date, as shown by the list of stockholders entitled to vote at the meeting, unless the Certificate of Incorporation provides for more or less than one vote for any share, on any matter, in which case every reference in these Bylaws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

(b)    Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, provided that no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Such authorization may be in a writing executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that the electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. A copy, facsimile transmission, or other reliable reproduction of the proxy authorized by this Section 2.7(b) may be substituted for or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or electronic transmission could be used, provided that such copy, facsimile transmission, or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest, whether in the stock itself or in the Corporation generally, sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date.

(c)    Inspector. The Board of Directors, the Chairman of the Board, the Vice Chairman, the Chief Executive Officer, the President, or the person presiding at a meeting of stockholders may appoint one or more persons to act as inspectors of voting at any meeting with respect to any matter to be submitted to a vote of stockholders at such meeting, with such powers and duties, not inconsistent with applicable law, as may be appropriate. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

Annex 6.7 - 10

Section 2.8 Action by Consent of Stockholders.

(a)    Unless otherwise provided in the Certificate of Incorporation, whenever any action by the stockholders at a meeting thereof is required or permitted by law, the Certificate of Incorporation or these Bylaws, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to the Corporation by delivery to its registered office in the State of Delaware, the Corporation’s principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Such delivery shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of such action without a meeting and by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(b)    No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent received in accordance with this Section 2.8, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation in the manner prescribed by this Section 2.8.

(c)    Any stockholder of record seeking to have the stockholders authorize or take action by written consent shall, by written notice to the Secretary of the Corporation, request the Board of Directors to fix a record date, as provided for in Section 5.8(b).

Section 2.9 Nature of Business at Annual Meetings of Stockholders.

(a)    At any annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before such meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting or proxy materials accompanying such notice (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof, or (iii) otherwise properly brought before the meeting by a stockholder of record at the time of the delivery of the notice required by this Section 2.9 (the “Record Stockholder”). For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (as so amended, and inclusive of rules and regulations adopted thereunder, the “Exchange Act”) or nominations properly made in accordance with Section 3.4 of these Bylaws) at an annual meeting of stockholders.

Annex 6.7 - 11

For business to be properly brought before an annual meeting by a Record Stockholder pursuant to clause (iii) in the preceding paragraph of this Section 2.9(a), (i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation in compliance with the notice procedures set forth in this Section 2.9, must be a stockholder of record of the Corporation at the time of the delivery of said notice and at the time of the meeting and must be entitled to vote at the meeting, (ii) any such business must be a proper matter for stockholder action under Delaware law, and (iii) the Record Stockholder and any Stockholder Associated Person (as defined in Section 2.9(d) below) must have acted in accordance with the representations set forth in the Solicitation Statement required by these Bylaws. To be timely, a Record Stockholder’s notice must be delivered to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that subject to the immediately following sentence, in the event that the annual meeting is convened more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the Record Stockholder must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Record Stockholder’s notice as described above. A Record Stockholder’s notice to the Secretary shall set forth or include, as the case may be, as to each matter the Record Stockholder proposes to bring before the meeting:

(i) a brief description of the business desired to be brought before the meeting, including the complete text of any resolutions to be presented at the meeting with respect to such business (and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and the reasons for conducting such business at the meeting;

(ii) the name and address of record of the Record Stockholder and any Stockholder Associated Person;

(iii) the class, series and number of shares of the Corporation which are owned beneficially or of record, directly or indirectly, by the Record Stockholder or any Stockholder Associated Person (and such notice shall include documentary evidence of such person’s record and/or beneficial ownership of such stock);

(iv) any material interest including, but not limited to, any direct or indirect financial interest, of the Record Stockholder or any Stockholder Associated Person in such proposed business;

(v) a reasonably detailed description of any agreement, arrangement or understanding (whether written or oral) that the Record Stockholder or any Stockholder Associated Person has with one another or with any other person in connection with such proposed business;

(vi) a reasonably detailed description of any proxy, contract, arrangement, understanding or relationship (whether written or oral) pursuant to which the Record Stockholder or any Stockholder Associated Person has a right to vote, directly or indirectly, any stock of the Corporation or pursuant to which any other person has the right to vote, directly or indirectly, any stock owned by the Record Stockholder or any Stockholder Associated Person;

Annex 6.7 - 12

(vii) a reasonably detailed description of any derivative positions, hedged positions, synthetic or temporary ownership techniques, swaps, securities loans, timed purchases and other economic and voting interests or similar positions held or beneficially held by the Record Stockholder or any Stockholder Associated Person or to which the Record Stockholder or any Stockholder Associated Person is a party with respect to any stock of the Corporation, and whether and the extent to which any other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short positions or any borrowing or lending of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, such Record Stockholder or any Stockholder Associated Person with respect to any stock of the Corporation;

(viii) a representation that the Record Stockholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; and

(ix) a representation whether the Record Stockholder or any Stockholder Associated Person intends, or is part of a group which intends, to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock reasonably believed by the Record Stockholder or Nominating Stockholder Associated Person to be sufficient to approve or adopt the proposal (such representation in this clause (ix), a “Solicitation Statement”).

A Record Stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.9(a) shall be true and correct as of the record date for the meeting, and such update and supplement shall be delivered to and received by the Secretary at the principal executive offices of the Corporation not later than ten (10) days after the record date for determining the stockholders entitled to vote at the meeting; provided, that if such date is after the date of the meeting, not later than the day prior to the meeting.

(b)    Notwithstanding anything in these Bylaws to the contrary, no business (except for the election of Directors in accordance with the procedures set forth in Section 3.4 of these Bylaws) shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2.9. The chairperson of an annual meeting shall have the power to determine and declare to the meeting whether or not business was properly brought before the meeting in accordance with these provisions, and if he or she should determine that business was not properly brought before the meeting, to declare that such business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.9, unless otherwise required by law or determined by the Board of Directors in its sole discretion, if the Record Stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

Annex 6.7 - 13

(c)    This Section 2.9 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal brought properly under and in compliance with Rule 14a-8 under the Exchange Act or any nomination of any person for election to the Board of Directors (which such nomination shall be governed by Section 3.4 of these Bylaws). In addition to the requirements of this Section 2.9 with respect to any business proposed to be brought before an annual meeting, a stockholder shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.9 shall be deemed to affect the rights of stockholders to request inclusion in the Corporation’s proxy statement of proposals pursuant to Rule 14a-8 under the Exchange Act.

(d)    For purposes of these Bylaws, the term “Stockholder Associated Person” shall include each of the following persons: (i) any beneficial owner or beneficial owners, if different than the Record Stockholder, on whose behalf the notice of business in this Section 2.9 is made, (ii) any person controlling, directly or indirectly, or acting in concert with the Record Stockholder or such beneficial owner, (iii) any associate (within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such Record Stockholder, beneficial owner or person and (iv) any other participant in such solicitation (as described in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A under the Exchange Act).

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 General Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The Board of Directors may exercise all such powers of the Corporation and have such authority and do all such lawful acts and things as are permitted by law, the Certificate of Incorporation or these Bylaws.

Section 3.2 Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors.

Section 3.3 Election. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, after the first meeting of the Corporation at which Directors are elected, Directors of the Corporation shall be elected each year at the annual meeting of stockholders, or at a special meeting in lieu of the annual meeting called for such purpose, by a majority of votes cast at any meeting for the election of Directors at which a quorum is present; provided, however, that, Directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation received a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for Director set forth in Section 3.4(a) of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section 3.3, a majority of votes cast shall mean that the number of shares of shares voted “for” a nominee’s election exceeded the number of shares voted “against” such nominee’s election. The voting on Directors at any such meeting shall be by written ballot unless otherwise provided in the Certificate of Incorporation.

Section 3.4 Nominations for Election to the Board of Directors.

(a)    Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors may be made at any meeting of stockholders called for the election of Directors by (i) the Board of Directors or any committee designated by the Board of Directors or (ii) any stockholder of the Corporation entitled to vote for the election of Directors at such meeting (a “Nominating Record Stockholder”) if the nomination by such stockholder is made in accordance with the procedures established by this Section 3.4.

Annex 6.7 - 14

For nominations to be properly brought before a meeting by a Nominating Record Stockholder, (a) the Nominating Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation in compliance with the notice procedures set forth in this Section 3.4(a), must be a stockholder of the Corporation of record at the time of the delivery of said notice and at the time of the meeting and must be entitled to vote at the meeting for the election of Directors, and (b) the Nominating Record Stockholder and any Nominating Stockholder Associated Person (as defined in Section 3.4(c) below) must have acted in accordance with the representations set forth in the Nominating Solicitation Statement required by these Bylaws. For the avoidance of doubt, the foregoing sentence shall be the exclusive means for a stockholder to propose nominations at a meeting of stockholders. To be timely with respect to an annual meeting, a stockholder’s notice shall be delivered to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that subject to the next two sentences, in the event that the annual meeting is convened more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the Nominating Record Stockholder must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Notwithstanding anything in the preceding sentence to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased and there has been no public announcement naming all of the nominees for Director or indicating the increase in the size of the Board of Directors made by the Corporation at least ten (10) days before the last day that a Nominating Record Stockholder may deliver a notice of nomination in accordance with the preceding sentence, a Nominating Record Stockholder’s notice required by this Section 3.4(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation. In no event shall the adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Nominating Record Stockholder’s notice as described above.

A Nominating Record Stockholder’s notice to the Secretary shall set forth or include, as the case may be:

(A)    as to each person whom the Nominating Record Stockholder proposes to nominate for election or re-election as a Director (a “nominee”), (i) the name of such nominee, (ii) the age, business address and residence address of such nominee, (iii) the principal occupation or employment of such nominee, (iv) the class, series and number of shares of the Corporation which are beneficially owned or owned of record, directly or indirectly, by such nominee, (v) a reasonably detailed description of all arrangements, understandings or relationships with respect to the nomination (whether written or oral) between or among the nominee, the Nominating Record Stockholder and any Nominating Stockholder Associated Person, any of their respective affiliates, and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the Nominating Record Stockholder, including information on compensation by third parties related to the nomination, (vi) a notarized affidavit executed by such nominee to the effect that, if elected as a member of the Board of Directors, he or she currently intends to serve as a Director for the entire term for which such nominee is standing for election, that he or she is eligible for election as a member of the Board of Directors, and that, if he or she will be named in the Corporation’s proxy statement as a nominee, he or she consents to being named in the proxy statement as a nominee, (vii) a statement whether such nominee, if elected, intends to tender, promptly following such nominee’s election, an irrevocable resignation effective upon such nominee’s failure to receive the required vote for re-election at the next meeting at which such nominee would face reelection and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation’s Director Resignation Policy, (viii) a completed questionnaire executed by the nominee, in a form that has been prepared by the Corporation (including those questionnaires required of all Director candidates pursuant to Section 3.5 and any other questionnaire the Corporation determines is necessary or advisable to assess whether a nominee will satisfy any qualifications or requirements imposed by the Certificate of Incorporation, these Bylaws, any law, rule, regulation or national securities exchange listing standard that may be applicable to the Corporation, and the Corporation’s corporate governance policies and guidelines), which shall be supplemented promptly upon request by the Corporation, (viii) a reasonably detailed description of any proxy, contract, arrangement, understanding or relationship (whether written or oral) pursuant to which the nominee has a right to vote, directly or indirectly, any stock of the Corporation or pursuant to which any other person has the right to vote, directly or indirectly, any stock owned by such nomineee, (ix) a reasonably detailed description of any Voting Commitments (as defined in Section 3.5) and/or any other arrangements or obligations by which the nominee is or will be bound as a Director, and (x) all other information relating to the nominee that is required to be disclosed in a proxy statement on Schedule 14A for solicitation of proxies for election of Directors under the Exchange Act and pursuant to any other applicable laws or rules or regulations of any governmental authority or of any national securities exchange or similar body overseeing any trading market on which shares of the Corporation are traded; and

Annex 6.7 - 15

(B)    as to the Nominating Record Stockholder and any Nominating Stockholder Associated Person, (i) the name and address of record of the Nominating Record Stockholder and any Nominating Stockholder Associated Person, (ii) the class, series and number of shares of the Corporation which are owned beneficially or of record, directly or indirectly, by the Nominating Record Stockholder or any Nominating Stockholder Associated Person (and such notice shall include documentary evidence of each such person’s record and/or beneficial ownership of such stock), (iii) a list of all stockholder proposals and director nominations made by the Nominating Record Stockholder or any Nominating Stockholder Associated Person during the prior ten (10) years, (iv) a list of all litigation filed against the Nominating Record Stockholder or any Nominating Stockholder Associated Person during the prior ten (10) years asserting a breach of fiduciary duty or a breach of loyalty, (v) a representation that the Nominating Record Stockholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (vi) a reasonably detailed description of any proxy, contract, arrangement, understanding or relationship (whether written or oral) pursuant to which the Nominating Record Stockholder or any Nominating Stockholder Associated Person has a right to vote, directly or indirectly, any stock of the Corporation or pursuant to which any other person has the right to vote, directly or indirectly, any stock owned by the Record Stockholder or any Stockholder Associated Person, (vii) a reasonably detailed description of any derivative positions, hedged positions, synthetic or temporary ownership techniques, swaps, securities loans, timed purchases and other economic and voting interests or similar positions held or beneficially held by the Nominating Record Stockholder or any Nominating Stockholder Associated Person or to which the Nominating Record Stockholder or any Nominating Stockholder Associated Person is a party with respect to any stock of the Corporation, and whether and the extent to which any other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short positions or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, such Nominating Record Stockholder or any Nominating Stockholder Associated Person with respect to any stock of the Corporation, and (viii) a representation whether the Nominating Record Stockholder or any Nominating Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of the voting power of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by the Nominating Record Stockholder or Nominating Stockholder Associated Person to be sufficient to elect the nominee or nominees proposed to be nominated by the Nominating Record Stockholder (such representation in this clause (viii), a “Nominating Solicitation Statement”).

Annex 6.7 - 16

In the event a special meeting of stockholders is called pursuant to Section 2.2 for the purpose of electing one or more Directors to the Board of Directors, any such stockholder entitled to vote in the election of such Directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by this Section 3.4(a) shall be received by the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

A Nominating Record Stockholder providing notice of a nomination pursuant to this Section 3.4(a) shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.4(a) shall be true and correct as of the record date for the meeting, and such update and supplement shall be delivered to and received by the Secretary at the principal executive offices of the Corporation not later than ten (10) days after the record date for determining the stockholders entitled to vote at the meeting; provided, that if such date is after the date of the meeting, not later than the day prior to the meeting.

(b)    Notwithstanding the foregoing provisions of this Section 3.4, unless otherwise required by law or determined by the Board of Directors in its sole discretion, if the Nominating Record Stockholder (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination, such nomination shall not be presented for election, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

Annex 6.7 - 17

(c)    For purposes of these Bylaws, the term “Nominating Stockholder Associated Person” shall include each of the following persons: (i) any beneficial owner or beneficial owners, if different than the Nominating Record Stockholder, on whose behalf the notice of nomination in this Section 3.4 is made, (ii) any person controlling, directly or indirectly, or acting in concert with the Nominating Record Stockholder or such a beneficial owner, (iii) any associate (within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such Nominating Record Stockholder, beneficial owner or person and (iv) any other participant in such solicitation (as described in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A under the Exchange Act).

(d)    Notwithstanding the foregoing provisions of this Section 3.4, a Nominating Record Stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section 3.4.

Section 3.5 Eligibility to be a Candidate for Election as a Director and to be Seated as a Director.

(a)    To be eligible to be a candidate for election as a Director of the Corporation at an annual or special meeting of stockholders, a candidate must be nominated in the manner prescribed in Section 3.4 and the candidate for nomination, whether nominated by the Board of Directors or a Nominating Record Stockholder, must have previously delivered (not later than the applicable deadline prescribed for delivery of notice under Section 3.4 or in accordance with the time period specified in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and, if applicable, the background of any other person on whose behalf the nomination is being made, and (ii) a written representation and agreement (in a form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a Director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a Director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed therein or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a Director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his or her service or action as a Director that has not been disclosed therein and (C) in such person’s individual capacity and on behalf of any person on whose behalf the nomination is being made, would be in compliance, if elected or re-elected as a Director, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and other policies and guidelines of the Corporation applicable to Directors and in effect during such person’s term in office as a Director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect). The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination and to determine the independence of such candidate to be an independent Director of the Corporation in accordance with the Exchange Act, applicable national securities exchange rules and the Corporation’s Corporate Governance Principles.

Annex 6.7 - 18

(b)    No candidate shall be eligible for nomination as a Director of the Corporation unless the nomination of such candidate has complied with Section 3.4 and the candidate has complied with this Section 3.5. The chairperson at the meeting of stockholders shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 3.4 and this Section 3.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(c)    Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a Director of the Corporation unless nominated and elected in accordance with Section 3.4 and this Section 3.5.

Section 3.6 Term. Each Director shall hold office until his or her successor is duly elected and qualified, except in the event of the earlier termination of his or her term of office by reason of death, resignation, removal or other reason.

Section 3.7 Resignation and Removal. Any Director may resign at any time upon written notice to the Board of Directors, the Chairman of the Board, the Vice Chairman, the Chief Executive Officer, the President or the Secretary. The resignation of any Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Any Director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares of capital stock then entitled to vote in an election of Directors, except as otherwise provided by applicable law.

Section 3.8 Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director. If one or more Directors shall resign from the Board of Directors effective at a future date, a majority of the Directors then in office, including those who have so resigned at a future date, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect and the vacancy to be filled when such resignation or resignations shall become effective, and each Director so chosen shall hold office as provided in this Section 3.8.

Each Director chosen to fill a vacancy on the Board of Directors shall hold office until the next annual election of Directors and until his or her successor shall be elected and qualified.

Section 3.9 Quorum and Voting. Unless the Certificate of Incorporation provides otherwise, at all meetings of the Board of Directors, a majority of the whole Board of Directors shall be present to constitute a quorum for the transaction of business. A Director interested in a contract or transaction may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction. In the absence of a quorum, a majority of the Directors present may adjourn the meeting until a quorum shall be present.

Annex 6.7 - 19

Unless the Certificate of Incorporation provides otherwise, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

The affirmative vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number.

Section 3.10 Regulations. The Board of Directors may adopt such rules and regulations for the conduct of the business and management of the Corporation, not inconsistent with law or the Certificate of Incorporation or these Bylaws, as the Board of Directors may deem proper. The Board of Directors may hold its meetings and cause the books and records of the Corporation to be kept at such place or places within or without the State of Delaware as the Board of Directors may from time to time determine. A member of the Board of Directors, or a member of any committee designated by the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or any committee of the Board of Directors or in relying in good faith upon other records of the Corporation.

Section 3.11 Annual Meeting of Board of Directors. An annual meeting of the Board of Directors shall be called and held for the purposes the election of officers and the transaction of any other business. If such meeting is held promptly after and at the place specified for the annual meeting of stockholders, no notice of the annual meeting of the Board of Directors need be given. Otherwise, such annual meeting shall be held at such time (not more than thirty days after the annual meeting of stockholders) and place, if any, as may be specified in a notice of the meeting.

Section 3.12 Regular Meetings. Regular meetings of the Board of Directors shall be held at the time and place, if any, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors. After there has been such determination and notice thereof has been given to each member of the Board of Directors, no further notice shall be required for any such regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting.

Section 3.13 Special Meetings. Special meetings of the Board of Directors may, unless otherwise prescribed by law, be called from time to time by the Chairman of the Board, the Chief Executive Officer or the President, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary upon the written request of a majority of the whole Board of Directors directed to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Except as provided below, notice of any special meeting of the Board of Directors, stating the time, place, if any, and purpose of such special meeting, shall be given to each Director.

Section 3.14 Notice of Meetings; Waiver of Notice. Notice of any meeting of the Board of Directors shall be deemed to be duly given to a Director (i) if mailed to such Director addressed to him or her at his or her address as the same appears on the records of the Corporation, or at the address last made known in writing to the Corporation by such Director as the address to which such notices are to be sent, at least five days before the day on which such meeting is to be held, or (ii) if sent to him or her at such address by telegraph, cable, radio or wireless not later than the day before the day on which such meeting is to be held, or (iii) if sent by facsimile transmission or electronic mail, when transmitted to a facsimile number or electronic mail address provided by the director for the purpose of receiving notice not later than the day before the day on which such meeting is to be held, or (iv) if delivered to him or her personally or orally, by telephone or otherwise, not later than the day before the day on which such meeting is to be held. Each such notice shall state the time and place, if any, of the meeting and the purposes thereof.

Annex 6.7 - 20

Notice of any meeting of the Board of Directors need not be given to any Director if waived by him or her in writing, including by facsimile transmission or electronic mail (or by telegram, cable, radio, or wireless and confirmed in writing), whether before or after the holding of such meeting, or if such Director is present at such meeting. Any meeting of the Board of Directors shall be a duly constituted meeting without any notice thereof having been given if all Directors then in office shall be present thereat.

Section 3.15 Committees of Directors. The Board of Directors may, by resolution or resolutions adopted by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation.

Except as herein provided, vacancies in membership of any committee shall be filled by the vote of a majority of the whole Board of Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Members of a committee shall hold office for such period as may be fixed by a resolution adopted by a majority of the whole Board of Directors, subject, however, to removal at any time by the vote of a majority of the whole Board of Directors.

Section 3.16 Powers and Duties of Committees; Quorum and Voting. Any committee, to the extent provided in the resolution or resolutions creating such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee shall have the power or authority with regard to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending these Bylaws. The Board of Directors may, in the resolution creating a committee, grant to such committee the power and authority to declare a dividend or authorize the issuance of stock.

Unless the Certificate of Incorporation or these Bylaws provide otherwise, at all meetings of a committee of the Board of Directors, a majority of the members of such committee shall be present to constitute a quorum for the transaction of business. The affirmative vote of the majority of the members of the committee present at a meeting of such committee at which a quorum is present shall be the act of such committee unless the Certificate of Incorporation, these Bylaws or the Board of Directors shall require a vote of a greater number.

Each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Except as otherwise permitted by these Bylaws, each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

Section 3.17 Compensation of Directors. Each Director shall be entitled to receive for his or her service as a Director such compensation as is fixed by the Board and in connection therewith shall be reimbursed by the Corporation for travel expenses. The fees to such Directors may be fixed in unequal amounts among them, taking into account their respective relationship to the Corporation in another capacity. These provisions shall not be construed to preclude any Director from receiving compensation for serving the Corporation in any other capacity.

Annex 6.7 - 21

Section 3.18 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law.

ARTICLE IV

OFFICERS

Section 4.1 Principal Officers. The principal officers of the Corporation shall be elected by the Board of Directors and shall include a Chairman of the Board, a Vice Chairman, a Chief Executive Officer, a President, a Secretary and a Treasurer and may, at the discretion of the Board of Directors, also include a Vice Chairman of the Board, one or more Vice Presidents, and a Chief Financial Officer. Except as otherwise provided in the Certificate of Incorporation or these Bylaws, one person may hold the offices and perform the duties of any two or more of said principal offices except the offices and duties of President and Vice President or of Chairman of the Board or President and Secretary. None of the principal officers need be Directors of the Corporation.

Section 4.2 Election of Principal Officers; Term of Office. The principal officers of the Corporation shall be elected annually by the Board of Directors at such annual meeting of the Board of Directors. Failure to elect any principal officer annually shall not dissolve the Corporation.

If the Board of Directors shall fail to fill any principal office at an annual meeting, or if any vacancy in any principal office shall occur, or if any principal office shall be newly created, such principal office may be filled at any regular or special meeting of the Board of Directors.

Each principal officer shall hold office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

Section 4.3 Subordinate Officers, Agents and Employees. In addition to the principal officers, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries, Vice Presidents who are not principal officers pursuant to Section 4.1 and such other subordinate officers, agents and employees as the Board of Directors may deem advisable, each of whom shall hold office for such period and have such authority and perform such duties as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or any officer designated by the Board of Directors, may from time to time determine. The Board of Directors at any time may appoint and remove, or may delegate to any principal officer the power to appoint and to remove, any subordinate officer, agent or employee of the Corporation.

Section 4.4 Delegation of Duties of Officers. The Board of Directors may delegate the duties and powers of any officer of the Corporation to any other officer or to any Director for a specified period of time for any reason that the Board of Directors may deem sufficient.

Section 4.5 Removal of Officers. Any officer of the Corporation may be removed, with or without cause, by resolution adopted by a majority of the Directors then in office at any regular or special meeting of the Board of Directors or by a written consent signed by all of the Directors then in office.

Annex 6.7 - 22

Section 4.6 Resignations. Any officer may resign at any time by giving written notice of resignation to the Board of Directors, to the Chairman of the Board, to the Vice Chairman, to the Chief Executive Officer, to the President or to the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein. Unless otherwise specified in the notice, the acceptance of a resignation shall not be necessary to make the resignation effective.

Section 4.7 Chairman of the Board and Vice Chairman. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors at which he or she is present. The Chairman of the Board shall have such other powers and perform such other duties as may be assigned to him or her from time to time by the Board of Directors. Unless otherwise provided by the Board of Directors, in the absence of the Chairman of the Board, the Vice Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Vice Chairman of the Board shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

Section 4.8 Chief Executive Officer. The Chief Executive Officer shall, in the absence of the Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors at which he or she is present. The Chief Executive Officer of the Corporation shall be responsible for the administration of the Corporation, including general supervision of the policies of the Corporation and general and active management of the financial affairs of the Corporation. The Chief Executive Officer also shall have such powers and perform such duties as are specifically imposed on him or her by law and as may be assigned to him or her by the Board of Directors.

Section 4.9 President. The President shall, in the absence of the Chairman of the Board, Vice Chairman and of the Chief Executive Officer, preside at all meetings of the stockholders and of the Board of Directors at which he or she is present. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board of Directors. The President shall have such other powers and perform such other duties as may be assigned to him or her from time to time by the Board of Directors. The President, in the absence or disability of the Chief Executive Officer and upon the direction of the Board of Directors, shall perform the duties and exercise the powers of the Chief Executive Officer.

Section 4.10 Vice President. Each Vice President, if any, shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer or the President. Any Vice President may have such additional designation in his or her title as the Board of Directors may determine.

Section 4.11 Secretary. The Secretary shall act as Secretary of all meetings of stockholders and of the Board of Directors at which he or she is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Corporation, and shall have supervision over the care and custody of the records and seal of the Corporation. The Secretary shall be empowered to affix the corporate seal to documents, the execution of which on behalf of the Corporation under its seal is duly authorized, and when so affixed may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board of Directors. The Secretary shall have such other powers and perform such other duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer or the President.

Annex 6.7 - 23

Section 4.12 Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Corporation and shall cause the funds of the Corporation to be deposited in the name of the Corporation in such banks or other depositaries as the Board of Directors may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Corporation. The Treasurer shall have all powers and duties usually incident to the office of Treasurer, except as specifically limited by a resolution of the Board of Directors. The Treasurer shall have such other powers and perform such other duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer or the President.

Section 4.13 Chief Financial Officer. The Chief Financial Officer shall be the chief accounting officer of the Corporation, unless all or a portion of such duties and responsibilities are assigned to another officer by the Board of Directors, and shall have supervision over the maintenance and custody of the accounting operations of the Corporation, including the keeping of accurate accounts of all receipts and disbursements and all other financial transactions. The Chief Financial Officer shall have all powers and duties usually incident to the office of Chief Financial Officer, except as specifically limited by a resolution of the Board of Directors. The Chief Financial Officer shall have such other powers and perform such other duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer or the President.

Section 4.14 Bond. The Board of Directors shall have power, to the extent permitted by law, to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his or her duties in such form and with such surety or sureties as the Board of Directors may determine.

ARTICLE V

CAPITAL STOCK

Section 5.1 Stock Certificates; Uncertificated Shares. The shares of capital stock in the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation or its transfer agent or reported lost, stolen or destroyed pursuant to Section 5.7 hereof.

Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 5.2 Signatures on Stock Certificates. Certificates for shares of capital stock of the Corporation shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any of or all the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such signer were such officer, transfer agent or registrar at the date of issue.

Section 5.3 Stock Ledger. A record of all shares of capital stock issued by the Corporation shall be kept by the Secretary or any other officer or employee of the Corporation designated by the Secretary or by any transfer clerk or transfer agent appointed pursuant to Section 5.4 hereof. Such record shall show the name and address of the stockholder in which the shares of capital stock are registered; the number of shares held by such stockholder; the numbers of the certificates covering such shares, if certificated; the date of each such certificate; and in case of certificates which have been cancelled, the dates of cancellation thereof.

Annex 6.7 - 24

The Corporation shall be entitled to treat the holder of record of shares of capital stock as shown on the stock ledger as the owner thereof and as the person entitled to receive dividends thereon, to vote such shares and to receive notice of meetings, and for all other purposes. The Corporation shall not be bound to recognize any equitable or other claim to or interest in any share of capital stock on the part of any other person whether or not the Corporation shall have express or other notice thereof.

Section 5.4 Regulations Relating to Transfer. The Board of Directors may make such rules and regulations as it may deem expedient and not inconsistent with law, the Certificate of Incorporation or these Bylaws concerning the issuance, transfer and registration of shares of capital stock of the Corporation. The Board of Directors may appoint, or authorize any principal officer to appoint, one or more transfer clerks, transfer agents or registrars and may require all certificates for capital stock to bear the signature or signatures of any of them.

Section 5.5 Transfers. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, the Corporation shall issue a new certificate or evidence of the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon the Corporation’s books. Upon the receipt of proper transfer instructions from the registered owners of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

Section 5.6 Cancellation. Each certificate for capital stock surrendered to the Corporation for exchange or transfer shall be cancelled and no new certificate or certificates shall be issued in exchange for any existing certificate (other than pursuant to Section 5.7) until such existing certificate shall have been cancelled.

Section 5.7 Lost, Destroyed, Stolen and Mutilated Certificates. In the event that any certificate for shares of capital stock of the Corporation shall be mutilated, the Corporation shall issue a new certificate or uncertificated shares in place of such mutilated certificate. In case any such certificate shall be lost, stolen or destroyed, the Corporation may, in the discretion of the Board of Directors or a committee designated thereby with power so to act, issue a new certificate for capital stock or uncertificated shares in the place of any such lost, stolen or destroyed certificate. The applicant for any substituted certificate or certificates or uncertificated shares shall surrender any mutilated certificate or, in the case of any lost, stolen or destroyed certificate, furnish satisfactory proof of such loss, theft or destruction of such certificate and of the ownership thereof. The Board of Directors or such committee may, in its discretion, require the owner of a lost, stolen or destroyed certificate, or his or her representatives, to furnish to the Corporation a bond with an acceptable surety or sureties and in such sum as will be sufficient to indemnify the Corporation against any claim that may be made against it on account of the lost, stolen or destroyed certificate or the issuance of such new certificate or uncertificated shares. A new certificate or uncertificated shares may be issued without requiring a bond when, in the judgment of the Board of Directors, it is proper to do so.

Annex 6.7 - 25

Section 5.8 Fixing of Record Dates.

(a)    Stockholder Meetings; Adjournments. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)    Stockholder Action by Consent. In order that the Corporation may determine the stockholders entitled to consent to action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take action by written consent shall, by written notice to the Secretary of the Corporation, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 5.8(b)). If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

(c)    Distributions, Allotment of Rights, Exercise of Rights, and Other Purposes. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Annex 6.7 - 26

ARTICLE VI

INDEMNIFICATION

Section 6.1 Indemnification. The Corporation shall indemnify and advance expenses to any officer, Director, employee or agent to the full extent permitted by its Certificate of Incorporation, these Bylaws or law.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Corporate Seal. The seal of the Corporation shall be circular in form with the name of the Corporation in the circumference and the words “Corporate Seal, Delaware” in the center. The seal may be used by causing it to be affixed or impressed, or a facsimile thereof may be reproduced or otherwise used in such manner as the Board of Directors may determine.

Section 7.2 Fiscal Year. The fiscal year of the Corporation shall be from the 1st day of January through the 31st day of December, inclusive, in each year, or such other twelve consecutive months as the Board of Directors may designate.

Section 7.3 Waiver of Notice. Whenever any notice is required to be given under any provision of law, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation.

Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 7.4 Execution of Instruments, Contracts, Etc.

(a)    All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Corporation by the President or such other officer or officers or person or persons, as the Board of Directors may from time to time designate.

(b)    Except as otherwise provided by law, the Board of Directors, any committee given specific authority in the premises by the Board of Directors, or any committee given authority to exercise generally the powers of the Board of Directors during the intervals between meetings of the Board of Directors, may authorize any officer, employee or agent, in the name of and on behalf of the Corporation, to enter into or execute and deliver deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

(c)    All applications, written instruments and papers required by or filed with any department of the United States Government or any state, county, municipal or other governmental official or authority, may, if permitted by applicable law, be executed in the name of the Corporation by any principal officer or subordinate officer of the Corporation, or, to the extent designated for such purpose from time to time by the Board of Directors, by an employee or agent of the Corporation. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Annex 6.7 - 27

Section 7.5 Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VIII

AMENDMENTS

Section 8.1 By Stockholders. These Bylaws may be amended, altered or repealed, or new Bylaws may be adopted, at any meeting of stockholders by the vote of the holders of not less than a majority of the outstanding shares of stock entitled to vote thereat, provided that, in the case of a special meeting, notice that an amendment is to be considered and acted upon shall be inserted in the notice or waiver of notice of said meeting.

Section 8.2 By Directors. To the extent permitted by the Certificate of Incorporation, these Bylaws may be amended, altered or repealed, or new Bylaws may be adopted, at any regular or special meeting of the Board of Directors by the affirmative vote of a majority of the whole Board of Directors.

AS AMENDED BY THE BOARD OF DIRECTORS ON [●].

Annex 6.7 - 28

Annex 13.1.2 - Registration Statement Consent

Exhibit 99.[●]

Consent of Person Named as About to Become a Director

In connection with the filing by Acorn HoldCo, Inc. of the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto as a member of the board of directors of Acorn HoldCo, Inc. following the consummation of the transactions described in the Registration Statement. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: [●], 2021

By:	/s/ [●]
Name: [●]

Annex 13.1.2 - 1

Exhibit 2.2

IRREVOCABLE UNDERTAKING

30 AUGUST 2021

AGREEMENT ON THE ACCEPTANCE

OF A PUBLIC TAKEOVER OFFER

between

Egora Holding GmbH

Fraunhoferstr. 22

82152 Planegg

Germany

- “Shareholder 1” -

and

Egora Investments GmbH

Fraunhoferstr. 22

82152 Planegg

Germany

- “Shareholder 2” (and with Shareholder 1 collectively referred to as the “Shareholders”)-

as well as

Acorn HoldCo, Inc.

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County

Delaware 19801

United States

- “Bidder” –

(Shareholder and Bidder each a “Party” and together the “Parties”)

PREAMBLE

(A)

ADVA Optical Networking SE is a stock corporation established under German law, with registered office in Meiningen, registered in the commercial register of the local court of Jena under HRB 508155 (“Target”). At the date of this agreement the share capital of Target amounts to EUR 51,097,512 and is divided into 51,097,512 ordinary non-par value registered/bearer shares (ISIN DE00051013006), each share representing a proportionate amount of EUR 1.00 of the share capital in Target (the “Target Shares”).

2

(B)

The Shareholder 1 owns currently legal title to 1,525,847 Target Shares, and the Shareholder 2 owns currently legal title to 5,930,902 Target Shares, each as set forth in deposit account statements, copies of which are attached hereto as Exhibit B (in each case related to the respective shareholder, the “Owned Target Shares”). Any further Target Shares acquired by the Shareholders after the date hereof to the expiry of the Offer, are hereinafter in each case related to the respective Shareholder, referred to as “Acquired Target Shares”, The Target Shares which are subject to the this Agreement are referred to as „Relevant Shares“.

(C)

The Bidder currently considers, subject to (i) approval of the management board and the supervisory board of Target, and (ii) final internal approvals, to launch a voluntary public tender offer to acquire all Target Shares on the basis of an offer document (as amended from time to time, the “Offer Document”) against payment of a share consideration in accordance with the Takeover Act (the “Offer”).

(D)

In order to be able to decide whether there is sufficient deal certainty for the Bidder to pursue the Offer, it is essential for the Bidder that the Shareholders, will undertake to accept the Offer. Against this background, the Shareholders are prepared to tender the Relevant Shares into the Offer subject to the terms and conditions of this agreement (the “Agreement”).

Now, therefore, the Parties agree as follows:

1	Undertakings of the Shareholders

1.1	The Shareholders hereby undertake, each individually and only in relation to its respective Relevant Shares,

(a)	subject to Section 1.10, not to dispose of any Relevant Shares to its affiliates or to any third parties outside the Offer; and

(b)	to accept the Offer in respect of

(i)

all Owned Target Shares except for 456,749 Owned Target Shares held by Shareholder 2 („Excluded Shares“) no later than on the fifth Business Day after the start of the initial acceptance period under the Offer; and

(ii)	all Acquired Target Shares no later than on the day of their respective acquisition,

in each case pursuant to, and in full compliance with the terms and provisions of, the Offer Document and provided that the consideration (angebotene Gegenleistung) per Target Share offered by the Bidder under the Offer are 0.8244 shares in the Bidder (the ”Exchange Ratio”).

3

1.2

The Shareholder 2 is entitled to sell the Excluded Shares, but, for the avoidance of doubt, nothing in this Agreements prevents Shareholder 2 from accepting the Offer for all or part of the Excluded Shares.

1.3

The Shareholders further undertake (i) not to withdraw or otherwise terminate (kündigen) or rescind (zurücktreten) from, or challenge (anfechten) this Agreement and the agreements concluded as a result of the acceptance of the Offer for any reason, and (ii) subject to Section 1.10, to transfer all Relevant Shares to the Bidder pursuant to the terms and conditions of the Offer Document on the date the Offer will be settled.

1.4

The Relevant Shares will be subject to the same terms, conditions and procedures as any other Target Shares tendered in the Offer, and the Shareholders will benefit from any amendment, revision, extension, improvement or increase of the Offer to the same extent as any other shareholder of Target who tenders Target Shares into the Offer.

1.5

The Shareholders will submit to the Bidder, no later than on the first Business Day after acceptance pursuant to Section 1.1 above, adequate written evidence of (i) their tendering of the Relevant Shares into the Offer, and (ii) the book-entry transfer (Umbuchung) of the Relevant Shares into the security identification number of the tendered shares as a result of such acceptance.

1.6

Except as set forth in Section 1.10, the Shareholders hereby confirm to the Bidder that they are, at the date of this Agreement, under no obligation to enter into or implement, and hereby undertake that they will not solicit, support, enter into or continue any negotiations or discussions, or execute a binding agreement, in relation to a sale, tender, share lending or other comparable transaction with regard to the Relevant Shares with any person other than the Bidder or a person designated by the Bidder, and the Shareholders undertake not to accept a competing tender offer made by a third party.

1.7

The Shareholders undertake not to borrow any tendered or untendered Target Shares during the term of this Agreement and the Shareholders shall further use their reasonable best efforts that none of the Target Shares held by them at any time during the term of this Agreement will be made, or have been made available in any share lending or borrowing pool relating to Target Shares or financial instruments relating to Target Shares.

1.8

Shareholder 2 undertakes to procure that its affiliates and its shareholders tender into the Offer all of the Target Shares, as the case may be, they hold at the date hereof or they will acquire after such date, into the Offer.

1.9

The Bidder intends to allow the trade with tendered Target Shares and, therefore, the Shareholders shall be allowed to sell all of the Relevant Shares which have already been tendered into the Offer pursuant to Section 1.1(b) (the “Tendered Relevant Target Shares” and in relation to Owned Target Shares tendered the “Tendered Owned Target Shares”).

4

1.10

Notwithstanding the foregoing, in relation to a number of Target Shares equaling an amount of EUR 8,500,000 based on the relevant stock price of Target Shares at the relevant time (the “Pledgeable Shares”) , the Shareholder 1 is entitled to

(a)

to pledge Pledgeable Shares as collateral for a loan taken out by it, provided that the respective pledge agreement explicitly allows to tender the pledged Pledgeable Shares, if the pledges is executed prior to the tender of the Owned Target Shares pursuant to
Section 1.1(b)(i);

(b)	to pledge Tendered Owned Target Shares at the number of Pledgeable Shares;

(c)	if in case of subsection (a) the bank is not willing to allow the tender of the Pledgeable Shares, the Pledgeable Shares shares shall become Excluded Shares.

2	Representations of the Shareholders

The Shareholders hereby represent and warrant by way of an independent guarantee undertaking within the meaning of Section 311 (1) of the German Civil Code (Bürgerliches Gesetzbuch) that, as of the date hereof and the date of the settlement of the Offer, each of the following statements is true and correct in all respects:

(a)

The Shareholders have the required power and authority to enter into this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of the Shareholders enforceable against it in accordance with its terms.

(b)

The Shareholder is the sole and unrestricted owner of the Relevant Shares and the Relevant Shares have not been pledged, assigned, charged or used as a security to or by a third party and are free and clear of any other third party rights, except that Shareholder 1 committed to UniCredit Bank AG to pledge the Pledgeable Shares.

(c)

At the end of the acceptance period and the additional period under the Offer respectively, the Shareholders do not hold any Target Shares or other instruments relating to the Target Shares except of the Excluded Shares.

3	Confidentiality

3.1	Each Party shall treat the content of this Agreement and the content of the negotiations conducted in connection with this Agreement strictly confidential.

3.2

Legal disclosure obligations (e.g. towards competent authorities and courts or notifications under the Takeover Act, the German Securities Trading Act or the Market Abuse Regulation) shall not be affected by the obligations in Section 3.1 above.

3.3	The Bidder shall be released from the confidentiality obligations in Section 3.1 above if the Shareholders are in breach of their obligations pursuant to this Agreement.

5

3.4

The Shareholders hereby consent to the disclosure of the existence and/or content of this Agreement in connection with (i) the Offer and its related publications (including the offer announcement) and the submittal of a copy of this Agreement to BaFin in connection with the filing of the Offer Document and (ii) Bidder’s (or its Affiliates’) required filings pursuant to applicable U.S. securities Law or the rules and regulations of any applicable stock exchange on which Bidder’s (or its Affiliates’) shares are listed.

4	Cooperation

4.1

The Shareholders will, to the extent legally permitted and upon request of the Bidder, support the Offer and take all necessary actions and execute all necessary documents to ensure completion of the transactions contemplated by this Agreement.

4.2	The Shareholders further undertake not to pursue or conduct anything that would frustrate or defy the Offer by the Bidder or the purpose of this Agreement.

5	Termination

5.1

Either Party shall be entitled to terminate this Agreement with immediate effect by giving written notice to the other Party if (i) the Bidder does not announce its intention to launch the Offer pursuant to Section 10 Takeover Act within a period of ten (10) Business Days following the date hereof, (ii) following publication of the Offer Document, the offer finally fails due to the non-occurrence of any offer conditions, (iii) the Offer has been finally settled.

5.2

If this Agreement is terminated, all obligations of the Parties under this Agreement shall terminate with immediate effect provided that Sections 3, 5.2 and 7 and any claims for breach of this Agreement prior to its termination shall survive the termination.

6	Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email (provided that receipt of the email is promptly confirmed by telefax or email which the receiving Party shall be confirming without undue delay after receipt of such email) to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder and the Bidder Parent:

Acorn HoldCo, Inc.

Attn.: Michael Foliano

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County

Delaware 19801

United States

e-mail: ***

6

with copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis International LLP

Attn.: Dr. Achim Herfs

Maximilianstraße 11

80539 Munich

Germany

e-mail: achim.herfs@kirkland.com

(b)	if to the Shareholders

Egora Holding GmbH

Attn.: Dr. Nikolaus Zwick

Fraunhoferstr. 22

82152 Planegg, Ortsteil Martinsried

Germany

e-mail: ***

with copy to

Baker Tilly Rechtsanwaltsgesellschaft mbH

Attn.: Stephan Zuber

Nymphenburger Straße 3b

80355 Munich

Germany

e-mail: ***

7	Miscellaneous

7.1	Rights and claims under this Agreement may only be assigned with the prior written consent of the other Party.

7.2	This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.3

This Agreement comprises the entire agreement between the Parties concerning the matter hereof and supersedes and replaces all oral and written declarations of intention made by the Parties in connection with the contractual negotiations.

7.4

Changes or amendments to the Agreement (including this Section 7.4) must be made in writing (including, for the avoidance of doubt, by exchange of pdf-copies of counterparts of signed documents) by the Parties or in any other more strict legally required form, if so required by mandatory laws.

7.5	The following defined terms shall in this Agreement have the following meaning:

(a)	“Affiliate” has the meaning as defined in Section 15 et seq. of the German Stock Corporation Act.

7

(b)	“Business Day” means a day other than a Saturday or Sunday on which banks are open for general business in Frankfurt am Main, Germany.

7.6

The Agreement shall be governed by the laws of the Federal Republic of Germany. The Vienna United Nations Convention on the International Sale of Goods (CISG) as well as the rules on international private law do not apply. The exclusive place of jurisdiction for all legal disputes arising out of, or in connection with, this Agreement shall be, to the extent permissible by law, Munich, Germany.

7.7

If a provision of this Agreement is or becomes invalid or unenforceable in whole or in part or if it turns out that this Agreement contains an unintended omission, the validity of the remaining provisions shall not be affected thereby. Any invalid or unenforceable provision shall be replaced, and any omission shall be remedied by a reasonable provision which, to the extent legally possible, shall come as close as possible to that which the Parties intended or would have intended, had they considered the relevant issue, when entering into this Agreement.

[Signature page follows on next page]

8

EGORA HOLDING GMBH

Planegg, Germany,	August 30, 2021 5:45 a.m. EST	/s/ Nikolaus Zwick
Place	Date and Time	Name: Dr. Nikolaus Zwick Function: Managing Director

/s/ Philipp Weber
Name: Philipp Weber
Function: Authorized Signatory

9

EGORA INVESTMENTS GMBH

Planegg, Germany,	August 30,2021 5:45 a.m. EST	/s/ Nikolaus Zwick
Place	Date and Time	Name: Dr. Nikolaus Zwick Function: Managing Director

/s/ Philipp Weber
Name: Philipp Weber
Function: Authorized Signatory

10

ACORN HOLDCO, INC.

Huntsville Alabama, USA,	August 30, 2021
	5:45 a.m. EST	/s/ Thomas R. Stanton
Place	Date and Time	Name: Thomas R. Stanton Function: Chief Executive Officer

/s/ Michael Foliano
Name: Michael Foliano
Function: Chief Financial Officer

11

EXHIBIT B - Deposit Account Statements

12

Exhibit 99.1

ADTRAN and ADVA Announce Combination to Create Global, Scaled End-to-End Fiber Networking Solutions Leader

•	Combination expands product offering and strengthens position as a global fiber networking innovation leader with combined revenue of $1.2B

•

Highly complementary businesses create a global, scaled end-to-end provider to better serve customers with differentiated fiber networking solutions, spanning metro edge, aggregation, access and subscriber connectivity

•	Creates a stronger and more-profitable company, poised to benefit from the unprecedented investment cycle in fiber, an expanded market opportunity and increased scale

•	Meaningful value creation with over $50 million in annual run-rate cost synergies

•	All-stock transaction with ADTRAN shareholders to own approximately 54% and ADVA shareholders to own approximately 46% of the combined company, assuming a tender of 100% of ADVA shares

•	Combined company to be dual-listed on the NASDAQ and Frankfurt Stock Exchange

HUNTSVILLE, AL and MUNICH, GERMANY, AUGUST 30, 2021 –ADTRAN, Inc. [Nasdaq: ADTN] and ADVA [FSE: ADV] announced today the entry into a business combination agreement to combine the two companies and create a leading global, scaled provider of end-to-end fiber networking solutions for communications service provider, enterprise and government customers. The merger combines ADTRAN’s global leadership in fiber access, fiber extension and subscriber connectivity solutions with ADVA’s global leadership in metro wavelength division multiplexing, data center interconnect, business ethernet and network synchronization solutions.

Both companies are pioneers in open, disaggregated ~~s~~olutions with a shared vision for the future of fiber networking. The combined business will offer a comprehensive portfolio for providing homes, businesses and 5G infrastructure with scalable, secure and assured fiber connectivity, paired with cloud-managed Wi-Fi connectivity and SaaS applications that optimize the performance of the network and improve the customer experience.

“We are in the early stages of an unprecedented investment cycle in fiber connectivity, especially in the U.S. and Europe, fueled by the demand for last-mile fiber access and middle-mile transport to provide high-speed connectivity to homes, businesses and future 5G infrastructure,” said ADTRAN Chairman and CEO Thomas Stanton. “By joining forces, our combined firm’s portfolio will better position us to capitalize on this highly compelling global opportunity. We expect the transaction will create significant long-term value for both companies’ stakeholders by increasing our scale and improving our ability to serve as a trusted supplier for customers worldwide.”

“The business combination is an outstanding opportunity to leverage the complementary nature of our customers and product portfolios and the compatibility of our companies’ businesses and culture,” said ADVA CEO Brian Protiva. “We are excited to join forces and create a world-class team with exceptional technology expertise and customer focus. Our shared vision and passion for innovative networking solutions will benefit our customers through an enhanced value proposition, including a fully integrated end-to-end architecture for enterprise, access and metro core markets.”

The companies also note that the combination will leverage its trusted supplier status to communications service providers, to create an expanded, secure and more-comprehensive portfolio for government networks and critical infrastructure. The combined company will continue to support all customers in its current markets and will continue to benefit from world-class R&D teams to help advance the next generation of fiber communications networks.

1

ACCELERATING GROWTH AND DRIVING VALUE CREATION

The combination of ADTRAN and ADVA is expected to create significant value for the shareholders of both companies, with approximately $52 million in pre-tax annual cost synergies realized within two years post-closing, driven by identified supply chain efficiencies and operating model optimization.

Importantly, the combination will create opportunities to better serve customers. This will enable the combined company to accelerate its growth profile by utilizing a broader regional presence and the enhanced cross-selling opportunities facilitated by complementary product lines.

TRANSACTION DETAILS

ADTRAN and ADVA will combine under a new holding company (which will be renamed ADTRAN Holdings, Inc. following the closing) pursuant to an all-stock exchange offer for 100% of ADVA’s outstanding shares.

Under the terms of the offer, each ADVA share will be exchanged for 0.8244 shares of common stock in the new holding company. The offer is equivalent to €14.98 per ADVA share based on ADTRAN’s 3-month VWAP as of August 27, 2021, representing a premium of 22% to ADVA’s 3-month VWAP for the same time period, an equity value of €789 million, and an enterprise value of €759 million for an implied multiple of 1.3x LTM Revenue. ADTRAN shares will be exchanged for shares in the new holding company on a one-for-one basis. At the closing, ADTRAN shareholders will own approximately 54% of the equity of the combined company and ADVA shareholders will own approximately 46%, assuming a tender of 100% of ADVA shares.

The new holding company will commence the public takeover offer after approval of the offer document by the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht / BaFin), which ADTRAN anticipates occurring in November 2021. The offer will be subject to certain closing conditions, including a minimum acceptance threshold of 70% of the outstanding shares in ADVA, majority approval by ADTRAN shareholders, regulatory approvals, and other customary closing conditions.

The business combination agreement has been approved unanimously by the ADTRAN Board of Directors and the ADVA Management and Supervisory Boards. The transaction also has the strong support of ADVA’s largest shareholder, Egora, which has entered into an irrevocable commitment to tender into the offer shares representing 13.7% of ADVA’s outstanding shares.

The companies anticipate completing the transaction during the second or third quarter of 2022, subject to receipt of required regulatory approvals, as well as satisfaction of other customary closing conditions. The new holding company, in coordination with the ADVA Management and Supervisory Boards, intends to pursue a delisting and squeeze-out of the ADVA shares, following settlement of the offer or at a later date, depending on the new holding company’s shareholding in ADVA, prevailing market conditions and other economic considerations.

THE COMBINED COMPANY

The combined company will be named ADTRAN Holdings, Inc.. Its global headquarters will be located in Huntsville, AL and its European headquarters will be in Munich, Germany.

The new management team and Board of Directors will have a balanced mix of executives from both companies. ADTRAN’s Chairman and CEO, Tom Stanton, will serve in the same capacity following the close of the transaction. ADVA’s CEO, Brian Protiva, will transition into the role of Executive Vice Chairman. ADTRAN’s CFO, Mike Foliano, will remain in his current role and ADVA’s CTO, Christoph Glingener, will serve in the same capacity for the combined entity.

2

The Board of Directors of the combined company will comprise 9 directors, 6 of whom will be directors designated by ADTRAN and 3 of whom will be directors designated by ADVA.

The combined company will be dual-listed on the NASDAQ and Frankfurt Stock Exchange.

ADVISORS

BofA Securities is acting as exclusive financial advisor to ADTRAN, and Jefferies is acting as exclusive financial advisor to ADVA. Kirkland & Ellis LLP is serving as legal counsel to ADTRAN, and Hogan Lovells International LLP is serving as legal counsel to ADVA.

CONFERENCE CALL INFORMATION

ADTRAN and ADVA will host a conference call and simultaneous webcast at 8:30 a.m. Eastern Time on August 30th, 2021 to discuss the transaction. To attend the live listen-only webcast, participants should register online at www.adtran.com/investor.

If you are unable to participate in the teleconference, a webcast replay will be available two hours following the call on the Investor Relations Web page at www.adtran.com/investor and will remain available for at least 12 months.

To find more information about the combination, please visit www.acorn-offer.com

About ADTRAN

At ADTRAN, Inc., we believe amazing things happen when people connect. From the cloud edge to the subscriber edge, we help communications service providers around the world manage and scale services that connect people, places and things to advance human progress. Whether rural or urban, domestic or international, telco or cable, enterprise or residential—ADTRAN solutions optimize existing technology infrastructures and create new, multi-gigabit platforms that leverage cloud economics, data analytics, machine learning and open ecosystems—the future of global networking. Find more at ADTRAN, LinkedIn and Twitter.

About ADVA

ADVA is a company founded on innovation and focused on helping our customers succeed. Our technology forms the building blocks of a shared digital future and empowers networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at www.adva.com.

Media Contact:

ADTRAN: Rhonda Lambert, Rhonda.Lambert@adtran.com

ADVA: Stephan Rettenberger, SRettenberger@adva.com

Important Information For Investors And Stockholders

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

3

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at acorn-offer.com.

Certain Information Regarding Participants

ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

4

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

5

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

The Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

6

Exhibit 99.2

ADTRAN® | ADVA™

Transformative Combination Creating a New Global Leader

August 30, 2021

Transformative Combination Creating a New Global Leader August 30, 2021 Exhibit 99.2

Safe Harbor / Disclaimers Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN, Inc.’s (“ADTRAN”) and ADVA Optical Networking SE’s (“ADVA”) control. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo, Inc. (“Acorn HoldCo”) may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Safe Harbor / Disclaimers Non-GAAP Financial Measures In this presentation, in addition to GAAP financial results, ADTRAN and ADVA have provided non-GAAP financial measures including non-GAAP Gross Profit, adjusted EBITDA, and Free Cash Flow. These non-GAAP financial measures are provided to enhance the user’s understanding of our past financial performance and our prospects for the future. Our management team uses these non-GAAP financial measures in assessing ADTRAN’s performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with ADTRAN’s consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures references are reconciled to their most directly comparable GAAP financial measures in the Appendix at the end of this presentation. Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA. Acorn HoldCo is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at www.acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at www.acorn-offer.com. Certain Information Regarding Participants ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Today’s Presenters

Tom Stanton

Chairman & CEO

Brian Protiva

CEO

Mike Foliano

CFO

Uli Dopfer

CFO

4

Today’s Presenters Tom Stanton Chairman & CEO Mike Foliano CFO Brian Protiva CEO Uli Dopfer CFO

Transformative Combination of ADTRAN and ADVA Creates a Global Leader Creating a leader in end-to-end fiber networking (from metro core to customer premises)  A leading global provider of fiber access, fiber extension and cloud-managed subscriber connectivity solutions  A leading global provider of metro WDM, data center interconnect, business ethernet, and network synchronization solutions Ê ____________________ Note: Figures are non-GAAP. Combined addressable market opportunity inclusive of Metro WDM & Business Ethernet and Passive Optical Networking for North America and EMEA. LTM period is for the twelve months ending June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021. Inclusive of $52 million annual run-rate pre-tax synergies. Please see appendix slides for Non-GAAP reconciliations. Represents annual run-rate pre-tax synergies. $7.1B Combined Addressable Market Opportunity(1) $1.2B Combined LTM Revenue(2) $183M Combined LTM EBITDA(2)(3) $52M Anticipated Run Rate Synergies By Year 2 post-closing(4)

ADTRAN & ADVA By the Numbers

	ADTRAN	ADVA (2)
LTM Revenue(1)	$534M	$693M
Non-GAAP Gross Margin(1)	43.0%	44.6%

Revenue Mix By Geography(1)

APAC
EMEA
5%
21%
74%
Americas

APAC
9%
Americas
29%
62%
EMEA

Revenue Mix By Products(1)

Traditional & Other
4%
Subscriber Solutions & Experience
36%
61%
Access & Aggregation

Network Synchronization
5%
Cloud Access (Business Ethernet)
25%
70%
Cloud Interconnect (Metro WDM)

Revenue Mix By End-Markets(1)

Enterprises
5%
Regional CSPs (3)
41%
Large CSPs (3)
54%

Regional CSPs (3)
21%
Large CSPs (3)
49%
Enterprises (3)
30%

6

ADTRAN & ADVA By the Numbers ____________________ Note: Please see appendix slides for Non-GAAP reconciliations. For the twelve months period ending on June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021. CSPs = Communications Service Providers. Large CSPs have more than 1M subs while Regional CSPs have less than 1M subs. Webscale ICPs included in Enterprises. $693M 44.6% Americas EMEA APAC Cloud Interconnect (Metro WDM) Cloud Access (Business Ethernet) Network Synchronization $534M 43.0% EMEA Americas Access & Aggregation Enterprises LTM Revenue(1) Non-GAAP Gross Margin(1) Revenue Mix By Geography(1) Revenue Mix By Products(1) Revenue Mix By End-Markets(1) Enterprises (3) (2) Regional CSPs (3) Large CSPs (3) Subscriber Solutions & Experience Traditional & Other Large CSPs (3) Regional CSPs (3) APAC

The Role of Fiber Networking

Fiber networking – an essential foundation for the modern economy

SaaS-based Cloud Management:
AI-Driven Insights, Orchestration and Optimization
Orchestration
Insights
Programmable Network
Homes and Businesses
5G
A+
8K
Cloud-managed Programmable Fiber Network
NETFLIX
zoom
aws
Cloud Services

7

The Role of Fiber Networking Fiber networking – an essential foundation for the modern economy Homes and Businesses Cloud-managed Programmable  Fiber Network  Cloud Services SaaS-based Cloud Management: AI-Driven Insights, Orchestration and Optimization Programmable Network Insights Orchestration

The Global Fiber Opportunity Fiber Networking Everywhere Fiber build-outs for both last mile and middle mile are accelerating Fueled by universal coverage of high-speed broadband connectivity and 5G Unprecedented Investment Cycle in Fiber Pronounced increase in public and private funding for fiber networking U.S. and Europe significantly contributing to the recent surge in funding Technology Transition Cycle Adoption of open, disaggregated architectures and SaaS 100/400G in metro, 10G in access and Wi-Fi 6 on premise Supply Chain Transition Vendor selection activity at elevated levels Shift towards trusted suppliers with comprehensive portfolios

Compelling Transaction Rationale Enhances scale and improves ability to compete against other fiber networking vendors Increases potential to address expanding market opportunity and enhance position in high growth segments Builds joint offerings in high growth markets Enhanced Market Positioning 1 Creates a leader in open, disaggregated fiber networking solutions for metro edge and access Enhances customer value proposition with unique, highly complementary technology portfolio across metro edge, fiber access and subscriber connectivity Complementary Technology Portfolio 2 Complementary geographic focus with ADVA’s strong EMEA presence and ADTRAN’s strong US presence Combined customer and partner base provides a significantly expanded opportunity to accelerate growth via cross-selling Enhanced Go-To-Market Capabilities 3 Compelling cost synergies Significant supply chain efficiencies and optimization of the operating model Improved profitability Enhanced revenue growth profile Significant Value Creation 4

1 | Enhanced Market Positioning

Expanding Fiber Networking Market Opportunity

Expanded Addressable Market for Cross-Selling Opportunities

$7.1B
Metro WDM & Carrier Ethernet (1)
$4.4B
Passive Optical Networking (1)
$2.7B

Current TAM for North America and EMEA (3)

ADTRAN + ADVA

Significant Opportunities for TAM Expansion

United States

Europe

---

10

United States $45B targeting broadband connectivity in proposed infrastructure bill $11B in broadband funding for RDOF (2) Phase 2 $10B+ in state level funding proposed for broadband Significant expansion in addressable market with additional upside enabled by market growth factors Expanding Fiber Networking Market Opportunity 1 Enhanced Market Positioning Expanded Addressable Market for Cross-Selling Opportunities Current TAM for North America and EMEA (3) Passive Optical Networking (1) Metro WDM & Carrier Ethernet (1) ____________________ Source: Omdia: a) Broadband Access Equipment Q1 2021 market report, b) Optical Networks Forecast 2021–26, publ. June 2021, c) Service Provider Switching and Routing Forecast, publ. July 2021, company estimates. RDOF = Rural Digital Opportunity Fund. Representative of 2021 market opportunity for North America and EMEA regions. Europe $30B+ in public and private funding for fiber builds in the UK $35B+ in government funding for high-speed broadband across the EU Significant Opportunities for TAM Expansion

1 Enhanced Market Positioning

Increased Scale in Fiber Networking

CY2020 Revenue (USD in billions)

$3.9
$3.5
$1.4
$1.2
$1.0
$0.8
$0.6
$0.5
$0.5
$0.4
$0.3
$0.1
$0.1
$0.1
NOKIA (1) (2)
ciena
Infinera
ADTRAN + ADVA (2)
FUJITSU (3)
ribbon
ADVA (2)
Calix
ADTRAN
casa systems
DZS
ekinops (2)
VECIMA (4)
TEJAS NETWORKS (5)

Source: Company filings, Company estimates.

11

Enhanced scale strengthens ability to capture opportunities in an evolving landscape ____________________ Source: Company filings, Company estimates. Nokia inclusive of fixed networks and optical networks segments only. Converted to USD from EUR at an exchange rate of 1.1417, the average exchange rate for the twelve months ending December 31, 2020. Fujitsu inclusive of optical transmission system segment only; converted to USD from JPY at an exchange rate of 0.0094, the average exchange rate for the twelve months ending December 31, 2020. Converted to USD from CNY at an exchange rate of 0.7463, the average exchange rate for the twelve months ending December 31, 2020. Converted to USD from INR at an exchange rate of 0.0135, the average exchange rate for the twelve months ending December 31, 2020. Increased Scale in Fiber Networking 1 Enhanced Market Positioning CY2020 Revenue (USD in billions) (1) (2) (3) (2) (2) (4) (5) (2) Select Competitors in Metro WDM and Fiber Access that Compete in Focus Markets

2 | Complementary Technology Portfolio

Market Leading Fiber Networking Portfolio

Leader in end-to-end fiber networking solutions

\+

SaaS: AI-driven insights, orchestration and optimization
Business Ethernet
10G Fiber Access
Ethernet/WDM with network synchronization
Cloud-managed connectivity with Mesh Wi-Fi 6
Metro WDM (100/400G)
DCI
5G

12

Leader in end-to-end fiber networking solutions Complete end-to-end fiber networking portfolio from metro edge to subscriber edge Market Leading Fiber Networking Portfolio 2 Complementary Technology Portfolio Metro WDM (100/400G) 10G Fiber Access Ethernet/WDM with network synchronization Business Ethernet Cloud-managed connectivity with Mesh Wi-Fi 6 DCI Fiber access & fiber extension Residential & enterprise connectivity Service orchestration & optimization Ê Metro DWDM including data center interconnect  Business ethernet & 5G X-haul  Network synchronization solutions SaaS: AI-driven insights, orchestration and optimization

3 | Enhanced Go-To-Market Capabilities

Expanded Geographic and Capabilities Presence

ADTRAN + ADVA (1)

Revenue By Geography(1)

APAC
7%
Americas
49%
EMEA
44%

Revenue By Products(1)

Network Sync
Other
Cloud Access (Business Ethernet)
Cloud Interconnect (Metro DWDM)
3%
2%
14%
40%
Subscriber Solutions & Experience
16%
26%
Broadband Access & Aggregation

Revenue By End-Markets(1)

Enterprise (2)
Large CSPs (2)
19%
46%
35%
Regional CSPs (2)

13

Ê (1) ____________________ Note: Revenue mix for the twelve months period ended June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021. CSPs = Communications Service Providers. Large CSPs have more than 1 million subscribers while Regional CSPs have less than 1 million subscribers. Webscale ICPs included in Enterprise. Revenue By Geography(1) Americas APAC EMEA Revenue By Products(1) Revenue By End-Markets(1) Enterprise (2) Large CSPs (2) Regional CSPs (2) Expanded Geographic and Capabilities Presence 3 Enhanced Go-To-Market Capabilities Combined organization will have a more-comprehensive product portfolio and diversified customer base Cloud Interconnect (Metro DWDM) Broadband Access & Aggregation Subscriber Solutions & Experience Other Cloud Access (Business Ethernet) Network Sync

4 | Significant Value Creation

Compelling Synergies and Pro Forma Financial Profile

$M, for the 12 months ended 6/30/2021	ADTRAN	ADVA (1)	Synergies	Combined *(including run-rate synergies)*
Revenue	**$534**	**$693**	**–**	**$1,227**
Adj. EBITDA(3)	**$39**	**$92**	**$52**	**$183**
Margin %	*7.3%*	*13.3%*		*14.9%*
Free Cash Flow(3)(4)	**($5)**	**$111**	**$41(5)**	**$147**

Shareholder Value Creation

14

$M, for the 12 months ended 6/30/2021 ____________________ Note: Dollars in millions. Figures are non-GAAP. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021. Represents annual run-rate pre-tax synergies. Please see appendix slides for Non-GAAP reconciliations. Free Cash Flow is defined as cash flow from operations less capital expenditures. Assumes 21% tax rate on synergies for purposes of combined free cash flow. Compelling Synergies and Pro Forma Financial Profile 4 Significant Value Creation Combined (including run-rate synergies) (1) Synergies $52 million run-rate cost synergies by year 2 post closing(2) Driven by supply chain efficiencies and optimization of operating model Detailed plan to ensure realization Enhanced scale, margins and free cash flow improves strategic flexibility Shareholder Value Creation $183 14.9% $39 7.3% $92 13.3% $52 Adj. EBITDA(3) Margin % $1,227 $534 $693 – Revenue Free Cash Flow(3)(4) $147 ($5) $111 (5) $41

Transaction Summary Transaction Structure All-stock exchange offer, with ADVA shareholders receiving 0.8244x of a share in a newly formed holding company for each ADVA share Equivalent to €14.98 per ADVA share based on ADTRAN’s 3-month VWAP as of August 27, 2021 Represents a premium of 22% to ADVA’s 3-month VWAP for the same time period, an equity value of €789 million, and an enterprise value of €759 million for an implied multiple of 1.3x LTM Revenue ADTRAN shareholders to own 54% and ADVA shareholders to own 46% of the combined company, assuming a tender of 100% of ADVA shares Intention to pursue a delisting and squeeze-out, in coordination with the ADVA Management and Supervisory Boards, following settlement of the offer or at a later date Leadership and Governance Chairman and CEO: Tom Stanton Executive Vice Chairman: Brian Protiva CFO: Mike Foliano CTO: Christoph Glingener Board of Directors: Nine directors, six of which will be directors designated by ADTRAN, and three of which will be designated by ADVA Corporate Structure Approvals and Timing Combined company will operate as ADTRAN Holdings, Inc. Global headquarters located in Huntsville, Alabama with European headquarters in Munich, Germany Dual listing on the NASDAQ and Frankfurt Stock Exchange Unanimously approved and recommended by ADTRAN Board of Directors and ADVA Management and Supervisory Boards Transaction subject to satisfaction of 70% minimum ADVA acceptance threshold and approval of ADTRAN shareholders 13.7% already secured via irrevocable undertaking from Egora, ADVA‘s largest shareholder Only shareholders who tender into the offer will benefit from the meaningful value creation of the combination Expected close in Q2 / Q3 2022, subject to regulatory approvals and other customary closing conditions

Massive Secular Tailwinds Support Timing of Merger Digital Transformation Accelerated By Pandemic U.S. Federal Stimulus Legislation FCC’s Rural Digital Opportunity Fund (RDOF) Ongoing Shift By CSPs to Western Suppliers 5G Deployments Upgrade Cycle Driven By Remote Home Working Environments Ê ADTRAN Logo Redacted ADVA Logo Redacted Combined company will be well positioned to capitalize on the unprecedented investment cycle in fiber networking

Appendix
Anticipated Transaction Timeline

Step	Milestone	Timing
1	File S-4 and Proxy Statement (US)	Imminently
2	File Offer Document and Listing Prospectus (Germany)	October
3	ADVA Exchange Offer Acceptance Period and ADTRAN Shareholder Vote	Q4 2021 / Q1 2022
4	Closing	Q2 2022 / Q3 2022

18

File S-4 and Proxy Statement (US) 1 File Offer Document and Listing Prospectus (Germany) 2 ADVA Exchange Offer Acceptance Period and ADTRAN Shareholder Vote 3 Closing 4 Imminently October Q4 2021 / Q1 2022 Q2 2022 / Q3 2022 Subject to Receipt of Required Regulatory Approvals and Other Customary Closing Conditions Appendix Anticipated Transaction Timeline

Appendix
ADTRAN Non-GAAP Reconciliation

ADTRAN (in thousands)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	LTM
GAAP Gross Profit	$58,962	$53,517	$53,601	$62,668	$228,748
GAAP gross margin %	*44.3%*	*41.1%*	*42.0%*	*43.7%*	*42.8%*
Acquisition-related expenses, amortization and adjustments	--	--	--	12	12
Stock-based compensation expense	101	122	131	126	480
Restructuring expenses	232	166	15	--	413
Settlement income	(28)	--	--	--	(28)
Non-GAAP Gross Profit	**$59,267**	**$53,805**	**$53,747**	**$62,806**	**$229,625**
Non-GAAP gross margin %	***44.5%***	***41.3%***	***42.1%***	***43.8%***	***43.0%***

ADTRAN (in thousands)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	LTM
GAAP Net Income	$5,481	$6,114	$896	$5,086	$17,577
Net interest and dividend expense (income)	(344)	(901)	(284)	(247)	(1,776)
Income tax expense (benefit)	562	(6,453)	1,048	1,127	(3,716)
Net investment loss (gain)	(2,844)	(3,031)	(996)	(2,009)	(8,880)
Other expense (income)	1,679	947	(1,999)	(26)	601
GAAP Operating Income	$4,534	($3,324)	($1,335)	$3,931	$3,806
Depreciation expense	3,086	3,051	3,080	3,063	12,280
Acquisition-related expenses, amortization and adjustments	1,042	1,051	1,045	2,384	5,522
Stock-based compensation expense	1,610	1,778	1,807	1,808	7,003
Restructuring expenses	1,903	2,581	301	8	4,793
Settlement income	(28)	--	--	--	(28)
Deferred compensation adjustments	791	2,172	556	1,994	5,513
Adj. EBITDA	**$12,938**	**$7,309**	**$5,454**	**$13,188**	**$38,889**
Adj. EBITDA margin %	***9.7%***	***5.6%***	***4.3%***	***9.2%***	***7.3%***

ADTRAN (in thousands)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	LTM
GAAP cash provided by operating activities	($6,998)	($11,201)	$10,685	$7,528	$14
Purchases of property, plant and equipment	(1,934)	(1,331)	(741)	(1,469)	(5,475)
Free Cash Flow	**($8,932)**	**($12,532)**	**$9,944**	**$6,059**	**($5,461)**
Free cash flow margin %	***(6.7%)***	***(9.6%)***	***7.8%***	***4.2%***	***(1.0%)***

19

Appendix ADTRAN Non-GAAP Reconciliation ____________________ Note: Dollars in millions. LTM for the twelve months period ending on June 30, 2021.

Appendix (Cont'd)
ADVA Non-GAAP Reconciliation

ADVA (in thousands)	H2 2020	H1 2021	LTM (€)	LTM ($) (1)
IFRS Gross Profit	€105,452	€111,499	€216,951	$258,808
IFRS gross margin %	*36.7%*	*37.9%*	*37.3%*	*37.3%*
Intangible assets from acquisitions	1,094	1,081	2,175	2,595
Compensation expenses	25	39	64	76
R&D amortization	18,519	21,344	39,863	47,554
Non-GAAP Gross Profit	**€125,090**	**€133,963**	**€259,053**	**$309,033**
Non-GAAP gross margin %	***43.5%***	***45.6%***	***44.6%***	***44.6%***

ADVA (in thousands)	H2 2020	H1 2021	LTM (€)	LTM ($) (1)
IFRS Net Income	€19,920	€23,229	€43,149	$51,474
Net interest expense (income)	1,477	887	2,364	2,820
Income tax expense (benefit)	1,970	1,080	3,050	3,638
Net currency translations losses (gains)	(514)	(587)	(1,101)	(1,313)
IFRS Operating Income (Loss)	€22,853	€24,609	47,462	56,619
Depreciation & amortization	30,271	32,631	62,902	75,038
R&D capitalization	(18,144)	(20,278)	(38,422)	(45,835)
Intangible assets from acquisitions	2,052	2,001	4,053	4,835
Compensation expenses	512	665	1,177	1,404
Restructuring expenses	(21)	--	(21)	(25)
Adj. EBITDA	**€37,523**	**€39,628**	**€77,151**	**$92,036**
Adj. EBITDA margin %	***13.1%***	***13.5%***	***13.3%***	***13.3%***

ADVA (in thousands)	H2 2020	H1 2021	LTM (€)	LTM ($) (1)
IFRS cash provided by operating activities	€48,027	€59,128	€107,155	$127,829
Purchases of property, plant and equipment	(7,795)	(6,021)	(13,816)	(16,482)
Free Cash Flow	**€40,232**	**€53,107**	**€93,339**	**$111,347**
Free cash flow margin %	***14.0%***	***18.1%***	***16.1%***	***16.1%***

20

Appendix (Cont’d) ADVA Non-GAAP Reconciliation ____________________ Note: Dollars in millions. LTM for the twelve months period ending on June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021.

Exhibit 99.3

Announcement of the decision to make a

voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot)

pursuant to Section 10 paras. 1 and 3 in connection with Sections 29 para. 1 and 34 of the

German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

Bidder:

Acorn HoldCo, Inc.

901 Explorer Boulevard

Huntsville, Alabama

United States

incorporated under the laws of Delaware, United States of America, and registered with the division of corporations of the state of Delaware, United States, under registration number 6141966.

Target:

ADVA Optical Networking SE

Märzenquelle 1-3

98617 Meiningen-Dreißigacker

Germany

incorporated under German law and registered with the commercial register of the local court of Jena, Germany, under HRB 508155

(WKN: 510300 / ISIN: DE0005103006)

On 30 August 2021, Acorn HoldCo, Inc. (the “Bidder”), a newly formed corporation incorporated under the laws of Delaware, United States, and a wholly-owned subsidiary of ADTRAN, Inc., a company incorporated under the laws of Delaware, United States with registered address in Wilmington, United States (“ADTRAN”), decided to make a voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) to the shareholders of ADVA Optical Networking SE (the “Company”) for the acquisition of all non-par value bearer shares in the Company (ISIN DE0005103006), each share representing a proportionate amount of EUR 1.00 of the share capital of the Company, (the “ADVA Shares”) in the form of an exchange offer (the “Exchange Offer”).

As consideration for the tendered ADVA Shares, the Bidder offers for each tendered ADVA Share 0.8244 common shares in the Bidder (the “HoldCo Shares”).

Shortly prior to the settlement of the Exchange Offer, ADTRAN shall become a wholly-owned subsidiary of the Bidder through a merger of ADTRAN as surviving entity and an indirect wholly-owned subsidiary of the Bidder (“MergerSub”) in accordance with applicable Delaware law (the “Merger”). The Merger will be subject to the launch of the Exchange Offer and satisfaction of all offer conditions (as described below) of the Exchange Offer. Upon completion of the Exchange Offer and the Merger (together, the “Business Combination”), the Bidder will become the holding company for the Company and ADTRAN. ADTRAN shareholders would own approximately 54% and ADVA shareholders would own approximately 46% of the equity of the Bidder, assuming a tender of 100% of ADVA Shares.

The Exchange Offer will be subject to certain closing conditions, including the approval by a majority of ADTRAN shareholders, a minimum acceptance threshold of 70% of all ADVA Shares outstanding, antitrust approvals and foreign investment control clearances, the declaration of effectiveness by the U.S. Securities and Exchange Commission of the Registration Statement on Form S-4 regarding the issuance of HoldCo Shares, as well as other customary offer conditions.

The Bidder has concluded an irrevocable undertaking with EGORA Holding GmbH and its wholly-owned subsidiary EGORA Investments GmbH, under which such shareholders have committed to accept the Exchange Offer for in total 7,000,000 ADVA Shares which are held by them (representing approximately 13.7% of the Company’s share capital). The irrevocable undertaking qualifies as an “instrument” within the meaning of Section 38 German Securities Trading Act (Wertpapierhandelsgesetz, WpHG).

Today, ADTRAN, MergerSub, the Bidder and the Company entered into a business combination agreement regarding the principal terms and conditions of the Business Combination and the Exchange Offer as well as the mutual intentions and understandings with regard to the future collaboration.

The offer document for the Exchange Offer (in the German language and a non-binding English translation thereof) and other information relating to the Exchange Offer will be published on the internet at www.acorn-offer.com.

Important Notice

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in the Company. The Exchange Offer itself as well as its terms and conditions and further provisions concerning the Exchange Offer will be set out in the offer document in detail after the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) has permitted the publication of the offer document. Investors and holders of shares in the Company are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Exchange Offer upon their availability since they will contain important information.

The Exchange Offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Exchange Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Munich, 30 August 2021

Acorn HoldCo, Inc.